5/5

08002933

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nviro Cleantech plc

*CURRENT ADDRESS Norfolk House
31 St. James Square
London, SW1Y 4JR

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

ILE NO. 82- 35203 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
F 14A	(PROXY)	☐			

OICF/BY: WK

DAT: 5/30/08

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and the action you should take, you should immediately consult a person authorised under the Financial Services and Markets Act 2000 ('FSMA') (or if you are a person outside of the United Kingdom, otherwise duly qualified in your jurisdiction) who specialises in advising on the acquisition of shares and other securities.

The Directors of Nviro Cleantech plc (the "Company"), whose names appear on page 7 of this document, accept responsibility both individually and collectively for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import. This document, which constitutes an AIM admission document relating to the Company, has been drawn up in accordance with the AIM Rules for Companies. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for Ordinary Shares to the public in the United Kingdom within the meaning of Section 102B of the FSMA and is not required to be issued as a prospectus pursuant to Section 85 of the FSMA.

This document has not been delivered to the Isle of Man Financial Supervision Commission for registration as a prospectus pursuant to section 38 of the Isle of Man Companies Act 1931 on the basis that the offer of Ordinary Shares constituted hereby is a "private placement" as defined in the Isle of Man Companies (Private Placements) (Prospectus Exemptions) Regulations 2000. This document and the Placing have not been approved by the Isle of Man Financial Supervision Commission or any other governmental or regulatory authority in or of the Isle of Man.

Application has been made for the Ordinary Shares, issued and to be issued pursuant to the Placing, of Nviro Cleantech plc to be admitted to trading on AIM, a market operated by London Stock Exchange plc. It is expected that dealings in the Ordinary Shares will commence on AIM on 6 August 2007. The rules of AIM are less demanding than those of the Official List. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. Each AIM company is required pursuant to the AIM Rules for Companies to have a nominated adviser. The nominated adviser is required to make a declaration to London Stock Exchange plc on admission in the form set out in Schedule Two to the AIM Rules for Nominated Advisers. London Stock Exchange plc has not examined or approved the contents of this document. It is emphasised that no application is being made for the Ordinary Shares to be admitted to the Official List of the United Kingdom Listing Authority. The Ordinary Shares are not dealt on any other recognised investment exchange and no application has been or is being made for the Ordinary Shares to be admitted to any such exchange.

The whole of the text of this document should be read. Your attention is particularly drawn to the section entitled "Risk Factors" in Part II of this document.

NVIRO CLEANTECH PLC

(Incorporated in Isle of Man under the Companies Act 1931 – 2004 with Registered No. 116537C)

Placing of 11,904,762 Ordinary Shares of 0.1p each at 63p per share and Admission to trading on AIM

Nominated Adviser — **Grant Thornton Corporate Finance**

Broker and Lead Financial Adviser — **Fairfax I.S. PLC**

Share Capital immediately following the Placing:

	£	*Number (ordinary shares of 0.1p each)*
Authorised Share Capital	100,000	100,000,000
Issued and fully paid	43,820.96	43,820,961

Grant Thornton Corporate Finance, a division of Grant Thornton UK LLP, which is authorised and regulated by the Financial Services Authority, is acting as Nominated Adviser to the Company for the purposes of the AIM Rules for Companies in connection with the Admission and as such, its responsibilities are owed solely to London Stock Exchange plc and are not owed to the Company or to any Director or to any other person or entity. Grant Thornton Corporate Finance will not be responsible to anyone other than the Company for providing the protections afforded to clients of Grant Thornton Corporate Finance, or for providing advice to any other person in connection with Placing and Admission.

Fairfax I.S. PLC is authorised and regulated by the Financial Services Authority, is a member of London Stock Exchange plc and is acting as broker and lead financial adviser to the Company and no one else in connection with the Placing and Admission. Fairfax I.S. PLC will not be responsible to anyone other than the Company for providing the protections afforded to clients of Fairfax I.S. PLC or for providing advice to any other person in connection with Placing and Admission.

The Ordinary Shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States of America, Australia, Canada, Japan, the Republic of South Africa or the Republic of Ireland. Accordingly, subject to certain exceptions, the Ordinary Shares may not, directly or indirectly, be offered or sold within the United States of America, Australia, Canada, Japan, the Republic of South Africa or the Republic of Ireland or to or for the account or benefit of any national resident or citizen of, or any person located in, the United States of America, Australia, Canada, Japan, the Republic of South Africa or the Republic of Ireland. This document does not constitute an offer to sell or to subscribe for, or the solicitation of an offer to buy or to subscribe for, Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful.

Copies of this document will be available during normal business hours on any day (except Saturdays, Sundays and UK public holidays) free of charge to the public at the offices of Grant Thornton Corporate Finance, Grant Thornton House, Melton Street, Euston Square, London NW1 2EP, for one month from the date of Admission.

CONTENTS

		Page
DEFINITIONS		3
PLACING STATISTICS		6
EXPECTED TIMETABLE OF PRINCIPAL EVENTS		6
DIRECTORS, SECRETARY AND ADVISERS		7
KEY INFORMATION		9
PART I	**INFORMATION ABOUT THE GROUP**	11
	Group Strategy	11
	History and Background	11
	The Business	11
	Cleantech Industry	12
	Market Size and Growth	12
	Portfolio Overview	12
	Vertus RTP	13
	Microrelease	16
	Carbon Co-burner	18
	Organotect Lab-on-a-Chip	19
	Lascair	21
	Corporate Intellectual Property Policies and Management	22
	Directors and Management Team	22
	Details of the Placing and Dealing Arrangements	25
	Reasons for the Placing and Use of Proceeds	25
	Current Trading and prospects	25
	Lock-in Arrangements	26
	Share Options	26
	Corporate Governance	26
	Dividends	27
	Taxation	27
	Risk Factors	27
	CREST	27
	Share Dealing Code	27
	Further Information	27
PART II	**RISK FACTORS**	28
PART III	**HISTORICAL FINANCIAL INFORMATION RELATING TO THE COMPANY**	33
	Section A: Historical Financial Information of the Company	34
	Section B: Accountants' Report on the Historical Financial Information	39
PART IV	**CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO NVIRO CLEANTECH LIMITED**	41
	Section A: Historical Financial Information of Nviro Cleantech Limited	42
	Section B: Accountants' Report on the Consolidated Historical Information of Nviro Cleantech Limited	55
PART V	**UNAUDITED CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATING TO NVIRO CLEANTECH LIMITED**	57
PART VI	**ADDITIONAL INFORMATION**	70

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:-

"Acts"	the Isle of Man Companies Acts 1931-2004 (as amended)
"Admission"	admission of the Existing Ordinary Shares and the Placing Shares to trading on AIM becoming effective in accordance with the AIM Rules for Companies
"AIM"	AIM, a market operated by the London Stock Exchange
"AIM Rules for Companies"	the rules and responsibilities in relation to companies whose shares are admitted to AIM as published by the London Stock Exchange from time to time
"AIM Rules for Nominated Advisers"	the rules of the London Stock Exchange which set out the eligibility, on-going obligations and certain disciplinary matters in relation to nominated advisers as published by the London Stock Exchange from time to time
"Anthracite"	the highest quality of coal used primarily for residential and commercial heating
"Articles of Association" or "Articles"	the articles of association of the Company
"Audit Committee"	the audit committee of the Board
"Board" or "Directors"	the directors of the Company
"Btu"	the standard energy measurement of British Thermal Units
"City Code"	the City Code on Takeovers and Mergers published by the Panel as amended
"Clean Air Act"	the US statute 'Clean Air Act 1990' as amended
"Clean Coal"	a new generation of energy processes that sharply reduce air emissions and other pollutants from coal-burning power plants
"Cleantech Industry"	the industry relating to clean technologies
"Clean Technologies" or "Cleantech"	technologies developed by biological, computational, and physical scientists and engineers that enable better use of natural resources and significantly reduce ecological impact and which are intended to be developed, tested, presented for marketing authorisation and ultimately sold as a clean technology
"Combined Code"	the principles of good governance and code of best practice, published in July 2003 by the Financial Reporting Council
"Company" or "Nviro" or "Nviro Cleantech"	Nviro Cleantech plc, a company incorporated in the Isle of Man with registered number 116537C
"CREST"	the relevant system (as defined in the CREST Regulations) operated by CRESTCo in accordance with which securities may be held or transferred in uncertificated form
"CRESTCo"	CRESTCo Limited, a company incorporated under the laws of England and Wales and the operator of CREST

"CREST Regulations"	the Uncertificated Securities Regulations 2005 of the Isle of Man
"Existing Ordinary Shares"	the 31,916,199 Ordinary Shares in issue at the date of this Document
"EMI Share Option Scheme"	the enterprise management incentive share option scheme, details of which are set out in paragraph 8.2 of Part VI of this document
"Fairfax" or "Broker"	Fairfax I.S. PLC
"FIRA"	the Furniture Industry Research Association, the largest global trade association to the furniture industry
"FSA"	Financial Services Authority of the UK
"FSA Handbook"	the FSA handbook of rules and guidance for companies and markets regulated by the FSA, issued pursuant to FSMA
"FSMA"	the Financial Services and Markets Act 2000
"HVAC"	heating ventilation and air conditioning; generally used to define the associated market sector or companies active in those areas of the market
"Global Warming"	the average increase in the Earth's temperature, which in turn causes changes in climate and is widely believed to be detrimentally affected by the influence of man and industry
"Grant Thornton Corporate Finance" or "Nominated Adviser"	the corporate finance division of Grant Thornton UK LLP which is authorised by the FSA to carry on investment business
"Grant Thornton UK LLP"	a limited liability partnership registered in England and Wales whose principal place of business is Grant Thornton House, Melton Street, Euston Square, London NW1 2EP and which is the UK member firm of Grant Thornton International
"Group"	the Company and its subsidiary companies at the date of this document
"Inflection Point"	a time of significant increase in value
"In-licence"	industry term for licensing IPR of Clean Technologies from third parties
"IPR"	intellectual property rights
"ISIN"	International Securities Identifying Number
"Kyoto Protocol"	an addition to the United Nations Framework Convention on Climate Change (UNFCCC), which was established to consider what can be done to reduce Global Warming
"Lignite"	the lowest quality of coal used almost exclusively as fuel for electric power generation
"London Stock Exchange"	London Stock Exchange plc
"Management Team"	the Directors and executive officers of the Company

"Micro-fluidics"	the behaviour, precise control and manipulation of microlitre and nanolitre volumes of fluids and used in the development of DNA chips, micro-propulsion, micro-thermal technologies, and lab-on-a-chip technology
"MW"	equal to one million (10^6) watts. One watt is one joule (the SI unit of energy) per second, that is 1 newton metre per second
"Official List"	the Official List of the UKLA
"Ordinary Shares"	the ordinary shares of 0.1 pence each in the capital of the Company from time to time
"Out-licence"	industry term for licensing Clean Technologies to third parties
"Panel"	the Panel on Takeovers and Mergers
"Placing"	the conditional placing by Fairfax on behalf of the Company of the Placing Shares at the Placing Price pursuant to the Placing Agreement, as described in this document
"Placing Agreement"	the conditional agreement dated 26 July 2007 between the (1) Company (2) the Directors (3) Fairfax and (4) Grant Thornton Corporate Finance, relating to the Placing, details of which are set out in paragraph 12.1.5 of Part VI of this document
"Placing Price"	63 pence per Placing Share
"Placing Shares"	the 11,904,762 new Ordinary Shares to be allotted and issued by the Company pursuant to the Placing
"Project Consultants"	the project consultants whose names are set out on page 24 of this document
"Remuneration Committee"	the remuneration committee of the Board
"Renewable Energy"	energy obtained from sources that are essentially inexhaustible, unlike, for example, the fossil fuels, of which there is a finite supply. Renewable sources of energy include wood, waste, geothermal, wind, photovoltaic and solar thermal energy
"Shareholders"	holders of Ordinary Shares
"Share Option Scheme"	the option scheme, comprising the EMI share option scheme and the unapproved share option scheme, further details of which are set out in paragraph 8 of Part VI of this document
"Subsidiary"	as defined in section 1 of the Companies Act 1974
"UK Act"	the UK Companies Act 1985
"UK Listing Authority" or "UKLA"	the FSA, acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US" or "USA"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"$"	US dollar
"£"	Pounds sterling

PLACING STATISTICS

Placing Price	63p
Number of new Ordinary Shares being issued under the Placing	11,904,762
ISIN	IM00B1Z8BS02
Symbol	NVR
Number of Existing Ordinary Shares in Issue	31,916,199
Number of Ordinary Shares in issue on Admission	43,820,961
Percentage of enlarged issued share capital being subject to the Placing	27.17
Market capitalisation following the Placing at the Placing Price	£27.61 million
Gross proceeds of the Placing	£7.50 million
Net proceeds to be received by the Company (exclusive of applicable VAT)	£6.53 million

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of AIM admission document on	26 July 2007
Admission and dealings in the Ordinary Shares to commence on AIM	6 August 2007
CREST accounts credited by	6 August 2007
Despatch of definitive share certificates (where applicable) by	13 August 2007

EXCHANGE RATE

All references to $ in this document are to US Dollars and all references to € are to the Euro. The rates of exchange used for the purpose of this document are, unless otherwise stated, £1.00 = $2.00 and £1.00 = €1.48, being the relevant rate of exchange at the close of business in London on 29 June 2007.

DIRECTORS, SECRETARY AND ADVISERS

Directors:	James Seymour Dickson Leach, *Non-Executive Chairman* Christopher Graeme Every, *Chief Executive Officer* Peter Rugg, *Chief Financial Officer* Mustapha Kamal Omar, *Commercial Director* Elizabeth Jayne Glare Cooper, *Non-Executive Director* Philip Thomas Hollobone, *Non-Executive Director* Duncan Roy Sedgwick, *Non-Executive Director* all of:
Business Address:	Burleigh Manor Peel Road Douglas Isle of Man IM1 5EP
Company Secretary & Registered Office:	David Craine Peregrine Corporate Services Limited Burleigh Manor Peel Road Douglas Isle of Man IM1 5EP
Nominated Adviser:	Grant Thornton Corporate Finance Grant Thornton House Melton Street Euston Square London NW1 2EP
Broker and Lead Financial Adviser:	Fairfax I.S. PLC 46 Berkeley Square London W1J 5AT
Reporting Accountants:	Baker Tilly Corporate Finance LLP 2 Bloomsbury Street London WC1B 3ST
Legal Advisers as to English Law:	McFaddens LLP City Tower 40 Basinghall Street London EC2V 5DE
Legal Advisers as to Manx Law:	Cains Advocates Limited 15-19 Athol Street Douglas Isle of Man IM1 1LB
Legal Advisers as to Intellectual Property Law:	DLA Piper UK LLP 3 Noble Street London EC2V 7EE
Solicitors to the Placing:	Field Fisher Waterhouse LLP 35 Vine Street London EC3N 2AA

Principal Bankers:	Clydesdale Bank plc 30 St. Vincent Place Glasgow G1 2HL
Financial Public Relations:	Abchurch Communications Limited 100 Cannon Street London EC4N 6EU
CREST Service Provider:	Share Registrars Limited Craven House West Street, Farnham Surrey GU9 7EN

KEY INFORMATION

The following information should be read in conjunction with the full text of this document. Your attention is drawn, in particular, to the "Risk Factors" set out in Part II of this document.

Cleantech Market Opportunity

Worldwide public opinion has started to acknowledge the real challenges facing the world stemming from the collective use of natural resources such as fossil fuels, water and wood, especially in the period since the first industrial revolution. These effects can be seen through Global Warming and imminent natural resource shortages, each impacting upon all aspects of life, from politics to technology innovation. The concept of Clean Technologies embraces a diverse range of technologies, services, and processes that are inherently designed to minimise negative impacts on the environment. It is conservatively estimated that the global market for renewable energy, waste treatment and management, and other Clean Technologies will reach $800 billion by 2010.

Business Summary

Nviro commercialises Clean Technologies, such as renewable energy, waste recycling, emissions control and air quality monitoring, to benefit the global environment. The Group seeks to commercialise certain Clean Technologies that can provide superior environmental performance at lower costs, greatly reducing or eliminating negative environmental impacts and, in doing so, improve the quality of life. It is the Directors' opinion that the environmental improvements provided by Clean Technologies are likely to become, to a greater or lesser extent, mandatory requirements imposed on industry at regional, national and international levels. This means legislative change will reinforce market demand for adoption of Clean Technologies. However, the Directors only pursue technologies that demonstrate a clear economic advantage.

Nviro seeks to Out-licence and In-licence promising, early stage technologies with global potential from universities or small private developers, and provides the necessary capital, management, technical skills and resources to successfully bring them to market. Nviro works with the technology founders to take proven laboratory innovations through to commercialisable technologies. Nviro invests in early-stage technology when the cost of IPR is at its lowest point and the potential investment return is at its peak. Overall, Nviro's business model intends to reduce project risks, minimise time to market, maximise capital deployment efficiency, and maximise the potential return for Nviro's shareholders.

Portfolio

The Group has a portfolio of five Clean Technologies that the Directors and Management Team are focussed on commercialising to create shareholder value:

Portfolio Status	*Technology*	*Description*
Lead Technology:	Vertus RTP	Technology to substantially cleanse low quality coal and biomass to produce high-grade, Anthracite like fuel.
Secondary Technology:	Microrelease	Technology to recycle medium density fibre ("MDF") and particle board into a high quality reusable wood fibre.
Follow-on Technologies:	Carbon Co-burner	Laser based ignition technology, enabling the firing of clean and energy efficient carbon powder, as a co-burning fuel in new and existing heat and power boilers and steam plants.
	Organotect Lab-on-a-Chip	A field-based Micro-Fluidics plasma detection system that allows the rapid analysis of hazardous chemicals.
	Laseair	A clean air technology that utilises a low energy source laser to clean and decontaminate air.

Investment Opportunity

In the opinion of the Directors, the Group has the following key advantages:

- growing global market for Clean Technologies with increasing recognition that the damage being caused by man and industry to the environment must be reduced or there will be significant future consequences;
- a strong portfolio of viable and cost-effective technologies addressing large demand needs in a breadth of markets, lead by its primary technology Vertus RTP;
- the portfolio technologies work to solve existing problems with existing technologies and do not require radical shifts in consumer behaviour nor large capital investments to adopt;
- a clearly developed IPR strategy going forward; and
- Management Team with proven capabilities in maximising the financial potential of innovative technologies.

The Placing

Fairfax has conditionally agreed to use its reasonable endeavours to place, as agent for the Company, 11,904,762 new Ordinary Shares at the Placing Price. The Placing Shares to be issued by the Company pursuant to the Placing will represent 27.17 per cent. of the enlarged Issued Share Capital following Admission and will raise £7.50 million before expenses (approximately £6.53 million net of expenses) for the Company. The Placing Shares are being placed by Fairfax, on behalf of the Company, with institutional and other investors.

PART I

INFORMATION ABOUT THE GROUP

Group Strategy

Nviro Cleantech invests in and commercialises Clean Technologies applying a business model that is common to each project. Chosen technologies will have achieved laboratory scale proof of principle or be more advanced. The investment required for development must demonstrate the potential to generate significant incremental value through commercialisation to form the foundation of a business within a maximum of thirty six months from the initial investment. Projects must also offer significant global market opportunity and have access to the target market without requiring the building of entirely new penetration structures. By selecting projects with a range of development status the Company provides investors with short term to market lead project and longer term, supporting opportunities for success. The objective is to develop each project to the point it is capable of being a self sustaining business and to select the most appropriate exit route for it. The Company is concentrating its resources on its primary technology, Vertus RTP. The remainder of the portfolio will be progressed after Vertus RTP has achieved clear momentum in its business model. The Group will continue to provide management and technical support to projects as they mature, maintaining a small core management team and establishing each project as a subsidiary as commercialisation requires it.

History and Background

Nviro Cleantech Limited was established in October 2005 with the objective of collecting together a number of technology projects in which Nviro Cleantech Limited would invest the necessary capital, management team and administrative resources to commercialise the technologies. The technologies were sourced from small private developers and universities in the UK and Europe. Over the following twelve months a process of review of more than seventy technologies was undertaken. These technologies were considered against the Company's key criteria for successful selection. Eventually a short list of eight projects was complied from which the current five technologies in the portfolio were selected. Vertus RTP was selected as the primary technology, which will be the focus of the Company's resources.

The portfolio includes technologies that have been known to the Management Team for a number of years and others that have been selected for their synergy with the other technologies. After selection the individual technologies were reviewed in detail to build, with their teams, a project development plan, IPR strategy and budgets together with resource requirements. A detailed negotiation for the establishment of license and commercialisation rights was completed with the various stakeholders in the IPR. A phased development program was carried out between September 2006 and March 2007. Adding to the initial start-up investment, an external funding round was closed in November 2006 with further funds sought in April 2007 resulting in a total investment of £13 million in the technologies since their inception. Each of the technologies has the potential to be commercialised over the next 36 months with, to date, progress having been achieved beyond the proof of principle phase of development to commercialisation.

The Business

The Group is focused on commercialising Clean Technologies, such as renewable energy, waste recycling, emissions control, and air quality monitoring to benefit the global environment. The concept of Clean Technologies embraces a diverse range of technologies, services, and processes that are inherently designed to provide superior environmental performance at lower costs and greatly reduce or even eliminate adverse environmental impacts. It is conservatively estimated that the global market for renewable energy, waste treatment and management and other Clean Technologies will reach $800 billion by 2010 (Cleantech Venture Network Venture Monitor, Volume 5 Q1 2006). Further sub-segmenting the market, the global clean energy segment is expected to see spending increase rapidly from $39.9 billion in 2005 to $167.2 billion in 2015.

The Group seeks promising, early stage Clean Technologies with global opportunities from University or small boutique start-ups. The Group provides the necessary capital, management and technical skills and

resources to assist in bringing these technologies to market. The Group invests in early-stage technology and In-licenses the technology together with rights to use and develop the IPR. This gives the Group an investment in new technology when the cost of IPR is at a relatively low point and the potential investment return is relatively high. Nviro then drives the technology through an accelerated development programme to obtain marketable products, with the intention of optimising return on investment for Shareholders. Market access can take a variety of forms including sales, service contracts, managed service agreements or Out-licensing. The Group's model includes risk minimisation measures, optimising time to market, maximising capital deployment efficiency and the potential return for Shareholders.

Cleantech Industry

Clean Technologies are part of an industrial revolution that creates innovations that reduce pollution, emissions, or waste. Some of these technologies are not only environmentally beneficial, but are also more cost effective. The Directors believe that the collective industry is reaching an Inflection Point, based on convergent trends in society (e.g. fears of Global Warming), economic factors (e.g., the price of oil), technological factors (e.g. hybrid cars that can be produced for roughly the same cost as traditional vehicles), and geo-political factors (e.g. approximately 60 per cent. of the global oil supply is exported from the Middle East). These trends are forcing many countries to examine new technologies, more stringent regulations and consumer behaviour to use innovative solutions to overcome the global environmental challenges faced today.

Market Size and Growth

The Clean Technology market has only recently become a recognised sector for investment and development. The industry is seeing a significant increase in investment, with 2006 investment expected to top $3 billion compared with $1.5 billion in 2005 according to Cleantech Venture Network. Investment growth in the development of Clean Technologies is matched by an active M&A market which provides an exit route for new technologies. The Directors believe that the appetite for innovative competitive technologies cannot be met from internal research resources, forcing a proactive competitive acquisition market to arise. Large companies, such as General Electric (GE), have embraced the Cleantech trend. GE has made a strategic thrust into the industry through its global "Eco-magination" initiative which recently surpassed the $10 billion in annual revenues generated from Clean Technologies.

The global Cleantech Industry also benefits from public and political recognition of the need to adopt emerging science and technology. Agreements such as the Kyoto Treaty and the US Clean Air Act are just two examples of many agreements and regulations that are driving such technical innovation. Sustainable development is an ethically motivated strategy of meeting our needs without compromising the ability of our descendants' to meet their needs.

It is the Director's opinion that the Cleantech Industry is at an Inflection Point owing to the convergence of several trends – demand from consumers for new technology to reduce environmental harm, international agreements and tighter government regulations driving innovation and spending, and visible political unrest in the oil-rich Middle East. The Directors believe that the Group will benefit from these factors.

Portfolio Overview

The Directors have selected and In-licensed a portfolio of technologies for their ability to solve significant global environmental issues cost effectively. Vertus RTP was selected as the primary technology, as it is believed by the Directors to have the greatest market potential. The following table provides an overview of the Group's portfolio:

Technology	*Description*	*Time to Market*	*Market Drivers*
		LEAD TECHNOLOGY	
Vertus RTP	Technology (patented in the US) to clean low quality coal and biomass to produce high-grade, Anthracite like fuel.	Currently investigating opportunities in key markets.	Increasing environmental pressures combined with increasing energy demands and the relative abundance of coal as a fuel source for both existing and new coal-fired generation.
		SECONDARY TECHNOLOGY	
Microrelease	Patent pending technology to recycle MDF and particle board into a high quality reusable wood fibre.	Potential to be brought to market within 24 months.	Heavy use of MDF products and the environmental challenge and expense of MDF waste disposal.
		FOLLOW-ON TECHNOLOGIES	
Carbon Co-burner	Laser based ignition technology, enabling the firing of clean and energy efficient carbon powder, as a co-burning fuel in existing heat and power boilers and steam plants. The carbon powder can be derived from renewable sources.	Potential to be brought to market within 36 months.	Increasing environmental regulation of boilers in the United States, the United Kingdom, the EU and other countries.
Organotect Lab-on-a-Chip	Field-portable Micro-fluidics plasma detection system allowing the rapid analysis of hazardous chemicals in the air with sensitivity that is competitive with a laboratory-based instrument.	Potential to be brought to market within 30 to 36 months.	Growing chemical sensing industry driven by growth of homeland security initiatives.
Laseair	Clean air technology that utilises a low energy source to clean and decontaminate air. Its performance surpasses existing passive filtration methodologies.	Potential to be brought to market within 30 months.	Growing indoor air quality industry driven by increased concerns regarding building environmental safety.

Certain technologies such as Vertus and the Carbon Co-burner can work in concert with each other to create additional markets to penetrate. It is anticipated that the Group will acquire additional technology licences or businesses that can augment its growth. In certain cases these new opportunities may be pursued more vigorously following the sale, merger, or spin-off of one or more of the existing technologies in the portfolio.

Possible exit strategies for each technology include an initial public offering, continued operation as an Nviro subsidiary, Out-licensing of the technology or, where relevant IPR's are owned by the Group, the sale of the technology.

Vertus RTP

The Group has In-licenced a reductive thermal process which is a low cost and efficient CO_2 emissions alternative for converting coal to electric energy when measured from the mine mouth to the user in terms of kilowatts per hour.

Market Opportunity

Coal is easy to handle and is often the least expensive fossil fuel power source available, as measured in cost per Btu, and has become a leading fuel source in the generation of electricity. Coal is used to generate 50 per cent. of the electricity in the United States, and 40 per cent. of all electricity globally. As global reserves are forecast to last over 200 years, coal is expected to continue as a leading fuel source in power generation for the foreseeable future.

The global combustion of several billions tons of coal annually releases large amounts of particulates, sulphur, mercury, nitrogen, chlorine and carbon dioxide into the environment. This problem is expected to worsen as global reserves are exploited.

This reliance upon coal combined with its environmental challenges are creating a significant demand for the development of viable clean coal technologies.

Vertus RTP Technology



Branded as Vertus RTP, the Group's new coal reductive thermal process ("Vertus" or "RTP") simultaneously eliminates many environmental problems and decreases the consumption rate of coal so that reserves can be extended. This pre-combustion technology separates fuel and non-fuel components of coal and biomass through a short exposure to an environment of elevated temperature and low oxygen pyrolysis. The equipment for performing RTP is simple to operate. A pilot plant in Europe has been operational for five years evaluating the impact of RTP on both coal and biomass.

The Vertus RTP technology reduces sulphur, mercury and chlorine plant emissions by 97-99 per cent. and produces a clean concentrated CO_2 stream for sequestration. Additionally, the Vertus RTP technology reduces CO_2 emissions by reducing the need to transport higher quality coal over long distances.

In addition to these environmental benefits, the capital cost of the Vertus RTP technology is estimated to be over 70 per cent. lower than new scrubber installations. The Group will work with power generators to finance the installation of the Vertus system. It also requires less energy from the power plant to operate, resulting in further economic benefit to customers. The resulting higher energy processed fuels can enable lower CO_2 emissions. Additionally, the Vertus RTP technology has broad market applications as it can be used as an add on, for small boilers and power plants with no economy of scale requirements to be economical for customers. Alternatively, the Vertus system can be easily scaled up for customers with larger volume requirements.

Vertus RTP technology is also an effective pre-treatment of biomass fuels. Many biomass sources, such as rice husk for example, are high in volatiles compared to coals and direct burning in boilers is relatively inefficient. The Vertus RTP process separates volatiles and carbon fuel in such a way that both sources can be most efficiently managed and combusted potentially providing substantially higher energy output captured per tonne of raw fuel. This feeds the present market drive to utilise biomass as a co-burning fuel or in rural areas as a primary fuel in many parts of the world including India, China and the USA.

Intellectual Property and Partnerships

Edward Someus is the inventor of RTP. Nviro has In-licensed exclusive rights to develop and commercialise the technology in the global energy markets from Edward Someus, through his company, 3R Environmental Technologies Limited, based in Gibraltar.

Edward developed the technology over a number of years with the benefit of two supporting programmes of investment by the European Union ("EU") in excess of €4 million, and the participation through those programmes of more than twelve European universities and technology bodies from as many countries. The result has been a successful and substantive set of trials conducted at a pilot scale plant in Hungary, where a

wide range of feedstock and conditions were run through a rigorous testing programme. As a result, this development work has been verified and validated by leading research universities in the EU.

The equipment for performing RTP is patent protected in the US. In addition a patent application has been filed in Hungary for the process of converting low-grade coal to anthracite-type clean coal. Details of the patents are included in a table in Part VI of this document. This Hungarian patent application is intended to form the basis of further patent applications in territories for key markets.

Competition

In the coal pre-combustion treatment market, Nviro has identified three main competitors:

(i) Evergreen Energy Inc. ("Evergreen") (NYSE: EEE) launched its first commercial facility in Wyoming in 2006. Evergreen has also announced plans to build two other facilities at a cost of $600 million each in the US. Evergreen's model is focused on building large, central processing plants that can take low-grade coal at the mine head and improve its energy content by removing moisture with pressure and steam injection in a batch process. Evergreen had a market capitalisation of $600 million as of May 2007 and is largely a pre-revenue company.

(ii) White Energy Company Limited ("White Energy"), a public company listed on the Australian Stock Exchange, employs a drying technology similar to Evergreen's, but with combustion gases as a heat source in a continuous process. It then compresses and binds the coal dust into briquettes. White Energy is based in Australia and is presently marketing to extend its operations to other countries including the US.

(iii) Advanced Coal Technologies, LLC, a private company, is understood to have a similar business model to that of Evergreen, but is not believed to be as advanced in business development as the other companies identified above.

These technologies are focused on the removal of moisture from low grade coals near the mine site. Vertus can upgrade all types of coal or biomass in close proximity to the electricity generation station. This allows power plants to avoid shipping higher quality coal from more remote locations and instead to utilise lower quality domestic coal, thus eliminating the cost and emissions of long haul rail transportation to the generating plant subsequent to treatment.

Commercialisation

The Vertus technology is a fully developed and proven technology as demonstrated by the pilot plant facility in Hungary. The technology is now being refined and advanced. It has processed bulk coal samples for two and a half years and is now ready for installation within a commercial setting, in the opinion of the Management Team. The Hungarian pilot plant results indicate that the technology can meet, or exceed, current and proposed EU and United States regulatory emission levels for coal-fired power generation. The Group initially plans to bring the technology to China and India, with other large coal fired power generating markets such as the United States to follow. The Group believes that this technology could be installed and operational in a plant within the next 12-18 months. Discussions are ongoing with regulatory authorities, power generators, coal producers and a range of government entities in the US, India and China. In China and India in particular the opportunities for biomass fuels to be upgraded and output efficiency improved by the Vertus RTP process are considerable and are supported by state legislation that is targeting the increased use of biomass. In these large countries with extensive rural populations the opportunities to source agricultural and other biomass wastes provide opportunities to get electricity supply to areas where delivery by designs of traditional power station or via a national grid system for delivery are uneconomical. Discussions are proceeding with power generators and equipment manufacturers in India specifically for biomass generation utilising fuels from the Vertus RTP technology.

In China, Vertus has formed a joint venture ("JV") with Balama Prima Engineering Limited ("Balama Prima"), a Hong Kong affiliate of Newton Sino Group Limited to create Balama Nviro Limited. The JV is committed to place the first two Vertus RTP units in China, installing one in a biomass power generating site and the other in a coal fired site. Balama Prima already has established relationships with major European

and US companies for the marketing and operation of high technology engineered systems and products, in fuel preparation for the energy market, in road resurfacing, in slip form concrete application (such as tunnel linings) and in trenchless laying equipment and has over 25 years of experience selling into the Chinese market.

In addition, Vertus is in advanced discussions with a number of parties with a view to procuring sales of Vertus RTP units in the US and India.

Business Model

Vertus Technologies Limited intends to be a service provider to power generators, providing a managed service to process low-grade coal and biomass on-site for power stations. Vertus Technologies Limited and sub-licensees will supply the equipment, manpower and management, to produce cheaper and cleaner coal, using a tightly integrated, low-capital production system. Vertus Technologies Limited will charge a nominal management fee and capture revenue per ton of coal processed.

Microrelease

The Group has secured commercialisation rights in respect of patent pending technology for the recycling of wood based panels and lignocellulose based board materials relevant to the recovery of reusable fibre from MDF waste treatment for resale into higher value markets without the cost and pollution risk of landfill or burning.

Market Opportunity

The global market for manufactured wood products is growing rapidly, causing furniture and construction companies to face increasing disposal costs for their industrial wastes. One of the fastest growing manufactured woods is the stable and readily machined Medium Density Fibreboard ("MDF"). MDF is also considered to be one of the most problematic industry waste streams, as its finished form is a tight matrix of wood fibres, laminates and formaldehyde based adhesive binders. On average 18 per cent. of all raw MDF output is wasted in the manufacturing and conversion process. Historically, there has been no viable option to recycle the wood so it is sent to landfill or burned – neither of which is sustainable. MDF disposal costs are increasing as regulations on the disposal of hazardous chemicals contained within the binding agents are tightened. Additionally, access to landfill sites is becoming more restricted further pushing up the disposal costs. Industry legislation in the UK and other jurisdictions is expected to be enacted that will demand an alternative solution be created for the disposal of waste MDF and particle board.

Microrelease Technology

The Microrelease technology processes MDF and particle board, breaking them back down into their constituent fibres for reuse in a variety of markets. This technology has the ability to both save landfill costs for the manufacturing companies as well as providing environmental benefits through recycling. This would generate savings for the construction and furniture sectors and generate revenue from the sale of the recycled wood fibre.

The Microrelease technology uses microwave processing to recycle MDF and particle board scraps. The application of microwave radiation excites the fibres, and, in combination with the controlled application of moisture, bursts joints where binding agents link wood fibres or particles. This process causes the MDF board to expand to three to six times its normal size and to break apart. This innovative technology allows a simple, continuous recycling process that involves few moving parts and no chemicals to recapture pristine fibre. As such it represents a cost-effective recovery process that is environmentally sustainable, whilst maintaining industrial efficiency.

Intellectual Property and Partnerships

The process is protected by patent applications which have been filed in multiple countries. These are listed in a table in Part VI of this document. Microrelease Limited intends primarily to focus on furniture manufacturing regions such as United States, United Kingdom, Europe, Malaysia, Korea and China. As a

part of the final commercialisation process, further technology and process patents will continue to be pursued as opportunities warrant.

The Group is working in partnership with the University of Wales Bio-composites Centre at Bangor and FIRA for the commercialisation of the Microrelease technology. Initial stages of development have been funded with a grant from the UK Department of Trade and Industry. Additional funding for further research work has been secured recently from WRAP (the Waste & Resources Action Programme). The Group has In-licenced rights on a global basis to develop the technology and to use the resultant IPR. FIRA has over 500 subscribing members drawn from the furniture industry worldwide, a number of research laboratories around the globe and direct links to the MDF and particle board producers globally. FIRA is a potential rich source of market information about prospective clients, with a capability to recommend and support the Microrelease process in the market place.

Competition

The Directors are not aware of any competing technologies that are pursuing this market at present.

Commercialisation

The process has been validated via a successful proof of concept programme, conducted at the laboratories of the University of Wales BioComposites group, and the UK based FIRA. C-Tech Innovation Limited, a company with a long history in microwave technology has been engaged to assist in optimising the microwave radiation utilised in the recycling process. In the next 18 months, Nviro will focus on scaling the technology to production volumes through a larger industrial capacity processor. The development site will be co-located with an MDF board manufacturing research centre in Bangor, North Wales. The Directors believe that this will be a one-of-a-kind facility demonstrating both its recycling and fibre reuse capabilities. Upon completion of this scale-testing, the Microrelease technology will be ready for commercial roll-out within a 24 month timeframe. Initially, the Group has identified six key customer markets for the reclaimed wood fibre from its process. The following describes these segments and provides guidelines as to current UK market prices for wood fibre:

- Fibres for wood based panels – current market price is approximately £20 per tonne;
- Fibres for insulation, replacing fibreglass – current market price is approximately £30 per tonne;
- Fibres to be included in road surfacing – current market price is approximately £30 per tonne;
- Fibres for cement reinforcement – current market price is approximately £30 per tonne;
- Fibres for wood plastic composite manufacturing – current market price is approximately £100 per tonne;
- Fibres for biomass energy production – current renewable obligation certificates system are valued at £30 per MWh of energy producible.

Business Model

The initial plan is to introduce the technology to furniture manufacturers and board production mills. Microrelease Limited (a wholly owned subsidiary of the Group) will be the service provider, installing, managing and servicing the equipment onsite, to provide a lower cost alternative for MDF waste disposal. Microrelease Limited will maintain the right to revenues associated with the supply of any reclaimed material. This model will allow manufacturers to reduce their overhead costs greatly without heavy capital investments, while providing the Group with two key revenue streams. The second phase of commercialisation will be to work with waste companies that have the capacity to collect and sort such waste streams to create a full service recycling provider.

Carbon Co-burner

The Group has In-licensed a laser-based ignition technology, enabling the firing of clean and energy efficient carbon powder, which can be derived from renewable sources, as a co-burning fuel in existing heat and power boilers and steam plants.

Market Opportunity

Every commercial boiler serving an office, school, hospital, industrial unit, or public building produces CO_2 and other harmful emissions. The world industrial boiler market was worth approximately $1.7 billion in 2001 and growing at 3 per cent. per annum with over 20,000 non-domestic installations in the UK alone. The cost to operate the boilers has risen dramatically in the past 12 months as oil and natural gas prices continue to rise. The Directors believe that prices will only continue to rise in coming years.

As the regulatory environment, resulting from frameworks such as the Kyoto Protocol, becomes more stringent, there will be strong demand for new technology to solve pollution problems. The Directors believe that an increase in fossil fuel costs and tighter regulations are also creating a growing global market for renewable distributed power sources. The market for distributed power sources is expected to rise to over $100 billion over the next 10 years in the US alone. These localised clean power sources are aimed at providing power in a cheaper, faster and easier to deploy format, than re-engineering central grid-based power solutions.

Carbon Co-burner Technology

The Directors believe that the potential to utilise pure carbon, which is inherent in all biomass, has been largely overlooked as a renewable power source in boilers, because of fundamental technical issues in ignition. The Group's carbon co-burner technology ("CCB Technology") offers an ignition system to readily ignite carbon powder in existing boilers. As the CCB Technology can be utilised on existing boilers, and work within existing consumption patterns, at an average target cost of $15,000 per unit, the capital investment required to switch from existing fossil fuel sources is minimised. CCB produces a 50 per cent. reduction in fossil fuels from existing sources by replacing it with carbon powder. As carbon powder is derived from sustainable, renewable sources, the subsequent emissions are treated as CO_2 emission neutral, the equivalent CO_2 being sequestered as new biomass grows. This will provide additional opportunity for users to gain revenue from trading CO_2 reduction benefits.

As carbon powder is derived from renewable biomass sources, the Directors believe that its price as a commodity fuel will likely remain competitive with fossil fuels, where prices fluctuate as a result of shrinking supply, increasing extraction costs or political factors. Carbon powder is also a by-product of oil refining and is readily available on the world markets today. It is simple to produce and the ignition system should help unlock its expansion potential as a fuel.

The CCB Technology will also be effective in conjunction with larger pulverised coal combustion systems, used in coal fired power generation, in order to augment and reduce coal usage and subsequent emissions. The use of carbon powder should also create tradable CO_2 credits.

The Group plans further development to follow on from the initial burner design that will enable the technology to be encompassed into a "distributed power generation package". This package will feature an integrated system capable of processing biomass into carbon powder, then directly using that carbon powder in combustion to drive a generating turbine. It is intended that this system could create granular-activated filtration carbons as a part of water treatment/processing. It is also intended that these systems would be capable of providing local power and clean water for domestic and light industrial use, while utilising local carbon based biomass or renewable woodland. Such a package could be ideal for rural areas in developing countries.

Intellectual Property and Partnerships

The CCB Technology has been developed by Robert Marshall together with Dr. Ian Watson, of Glasgow and Professor Theo Alexander. The Group's wholly owned subsidiary Stillclear Environmental Limited is In-licensing the CCB Technology from Clean Carbon Combustion Limited (a company owned by Robert

Marshall) for development on a global scale. Under the In-licence Clean Carbon Combustion Limited warrants on an awareness basis that entering into the In-licence with Stillclear Environmental Limited will not infringe the rights of third parties. However the Group is currently obtaining copies of all relevant documentation to evaluate and confirm the IPR chain of title to the CCB Technology.

Commercialisation

The initial programme, to develop a commercially ready carbon ignition system, is anticipated to last eighteen months. This development programme's key milestones include the completion of design and testing for the ignition mechanism, the feed system and the analysis of ideal flow rates for optimum performance, under given boiler conditions. During this period, the combustion chamber and prototype powder delivery system will be built and its performance assessed over a range of operating conditions. It is also expected that the Management Team will focus on the creation of the carbon powder distribution system with established external fuel-providers.

Nviro expects to commercialise the technology through a licensing model, where manufacturing partner(s) are licensed to build, sell and maintain the co-burner equipment. The Group initially expects to target manufacturers from the United Kingdom and Europe, followed by the USA and Canada. Future markets to consider would include India and China because strong industrial economic growth is driving the industrial boiler market. In other developing countries, distributed power structures are preferred to the Western style grid system with major generating nodes. A second phase will involve the deployment of the distributed power generation systems mentioned above. It is expected that this phase will be commercially available within three to five years. The Directors are considering opportunities to partner this technology and thereby reduce the financial commitment required from the Company in the longer term.

Organotect Lab-on-a-Chip

This technology relating to the integration of a plasma emission detector into a microchip ("Lab-on-a-Chip" or "LOC") has been successfully demonstrated and is the subject of a number of patent applications. Portable instruments utilising these microchips significantly reduce the cost and time for analysing breathing air, atmospheric samples and industrial process emissions.

Market Opportunity

Both environmental and security concerns are driving the need to sample the air in order to detect and deal with pollutants, bio-hazards and other concerns. With more stringent legislation, investment predictions for the US chemical sensing market are estimated to reach $4.9 billion per annum by 2009. The growth in the environmental sector is based on tightening regulatory standards for building air quality (e.g. to avoid sick building syndrome) and industrial processes. Hence the need to sense, analyse and treat contaminated air at ever lower levels of contamination. The Directors believe that current technologies, in both environmental and industrial monitoring, do not fully meet customer demands in terms of size, portability or cost, thereby calling for a new more versatile generation of technology that takes diagnostic capability out of the traditional laboratory setting, to the point of use.

Organotect Technology

Organotect effectively transitions high quality gas spectrometry technology into field applications, via fixed and portable platforms. This patent pending technology allows the system to continuously monitor and identify the presence and characteristics of organic and inorganic air and gas contamination in a matter of minutes, rather than hours or days, as is currently the norm when samples are taken back to the laboratory for analysis. Initial development work is focused on the creation of a "fixed detection platform module" suitable for on site installation. Subsequent design efforts will yield a "mobile platform" which will provide still greater versatility.

The Directors believe that the sensitivity of this technology significantly exceeds that of its competition. It is believed that the ability to measure minute concentrations of contaminating organic substances will help trace the extent and nature of toxic materials present in a number of environments such as:

- industrial chemicals in sensitive areas;
- monitoring emissions in process control;
- civilian protection in public areas, transport and similar environments;
- defence/homeland defence applications;
- biological analysis.

Intellectual Property and Partnerships

The Organotect technology was developed by Professor Andreas Manz, Dr. Jan Eijkel and Dr. Herbert Stoeri (Professor Manz and Dr. Eijkel being employees of Imperial College, London at the time). Organotect Inc. is In-licensing the technology from Casect Limited, an Imperial College spin-off entity. Under the In-licence Casect Limited warrants to the best of its knowledge that it has the right to licence to Organotect the IPR in the Organotect Technology and such licence will not infringe the rights of third parties. However, the Group is currently evaluating and confirming the IPR chain of title in the Organotect Technology. In particular the Group is aware that Imperial College and the inventors assigned the IPR in the Organotect Technology to Casect subject to Casect granting a royalty-free, non-exclusive licence to the Laboratory of the Government Chemist. In support of the development programme, Casect has also brought into the partnership the Research Institute of Chromatography ("R.I.C.") at Kortyk in Belgium which was founded in 1986 by Professor P. Sandra, which has been involved in the development and promotion of gas chromatography. R.I.C. offers analytical services to industry and to private and governmental laboratories. Casect initially had the financial support of Imperial College, London, private and institutional seed funding. An agreement has been reached to grant Organotect Inc., a subsidiary of Nviro the right to commercialise the Organotect technology for the diagnosis of gas and air in the environment excluding use for applications in the defence environment. Aspects of the Organotect technology which are protected by IPRs include the design of the chip hardware and the sorbant material utilised in sampling. Details of the patent applications for the Organotect technology are included in a table in Part VI of this document.

Commercialisation

The Group's development programme will focus on the adaptation of the system to be viable in the environmental sector. Initially, it is intended to focus on specific applications, within an otherwise diverse market place, for example:

- biological agent detection via fatty acid profiles;
- chemical agent detection; and
- environmental applications - detection of low concentration, high risk contamination by organic compounds such as benzene, xylene, toluene, in industrial and high risk sites, and air quality monitoring in public places.

Casect has agreed to licence to Organotect Inc. the rights to commercialise the Organotect technology globally, excluding applications of the technology for homeland defence in the UK. The market available to Organotect Inc. includes end users who are either organisations in need of in-house monitoring devices or contracting businesses, such as contract laboratories which normally operate on behalf of regulatory bodies. As a result, the usual channel to market is through specialist resellers who support and maintain the equipment. The planned route for commercialising the Organotect technology is to Out-license it to partners. The Group is planning the following initiatives:

- partnerships to manufacture will be sought during the optimisation project planned by the Group this year;
- commercial channels to market will occur by Out-licensing to key players in environmental monitoring; and

- bio-defence applications will be developed in conjunction with the appropriate government authorities and sub-licensed to suitable approved partners for manufacture and supply to the market.

Laseair

The Group has reached agreement to develop a laser technology that utilises a low energy source in conjunction with other technologies to significantly improve cleaning and decontamination of air at a lower cost than existing passive filtration methodologies.

The Directors will consider an early exit of this technology if they believe Shareholder value can be optimised by such exit.

Market Opportunity

As much as 90 per cent. of newly built office buildings include air conditioning systems, which are known to contribute to sources of diseases, such as Legionnaires. Recent outbreaks demonstrate that improved decontamination systems are a priority. Pan-Asia countries are aggressively pursuing indoor minimum air quality standards within public buildings and Europe is likely to follow suit. Current technologies cannot destroy airborne chemicals like volatile organic compounds and communicable bacteria and pathogens, in a cost effective and distributed manner.

Laseair Technology

The laser based air purification device comprising the Laseair technology offers an improved quality of air decontamination for various market sectors, allowing deactivation and removal of spores and dust particles that cannot be tackled by existing technologies. The design can be optimised to maximise air flow and reduce pressure losses. It is anticipated that the running costs for air management systems will be lower using the Laseair technology system than those for filtration devices. It is noteworthy that the technology is designed to run alongside existing systems. Experiments have shown that similar combinations of processes lead to radical improvements in decontamination efficiency by removing particles (e.g. down to sub 0.3 micron), inactivating spores or bacteria and removing or vaporising them from the air flow.

Intellectual Property and Partnerships

The Group's partner is the University of Glasgow, Laser and Optical Systems Engineering Centre, which has a wide range of research interests including: laser material processing; laser fabrication; laser process sensors; biomass; laser decontamination; and real time bacterial detection. The team is led by Dr. Ian Watson, much of whose research has been on investigating laser decontamination of a range of micro organisms on different substrates. The Group has reached agreement with the University of Glasgow to acquire global rights to commercialise the Laseair technology. It is intended that additional IPR will be generated during the lifetime of the project adding to the IPR portfolio for decontamination applications.

Commercialisation

The short term objective of the project is to build, test and optimise Laseair system in practical applications. It is proposed to design and build two Laseair systems operating at 10.6 microns (CO_2 Laser) and 248nm (UV Laser). The efficacy of the systems at removing particles below 0.3 micron in size and inactivating spores or bacteria and removing or vaporising them from the air flow will be determined.

Distribution will be through licensed manufacturing and distribution partnerships with significant market players who can support the technology in the field. The Laseair system has a broad array of application opportunities once performance is proven – initial market targeting is likely to be in industrial and commercial scale applications for air cleaning systems and clean room environments.

Future re-engineering of the scale of the system, and low energy operating costs, will enable it to be applied in cost sensitive applications, such as the domestic market opening up the possibility of large volumes, and also potentially in the high value speciality areas, such as air and land transport, biological and homeland defence.

Corporate Intellectual Property Policies and Management

The Company has adopted a structure whereby it establishes a separate subsidiary entity for each early stage technology which it In-licenses. This special purpose Group entity then funds further development and commercialises that technology.

Experience, ongoing professional advice and commercial interaction has led to the Group's IPR strategy for In-licensing early stage technologies evolving over recent months. As a result, new technologies acquired will be subject to a revised, more rigorous approach, that the Group's existing portfolio has not benefited from in all cases. However the IPR strategy for the Group is expected to remain an evolving process as opportunity for additional IPR is sought throughout the development programs for each portfolio technology. The model the Group intends to implement in future for IPR licensing is as follows:

- the relevant Group entity seeks to obtain an exclusive, transferable, worldwide irrevocable right and licence (with the right to sub-licence) of the IPR underlying the relevant technology ("Background IPR") to use, develop, market and exploit that Background IPR in a defined field of application ("Field");
- the relevant Group entity owns the results of the development and commercialisation work ("Results");
- where required, the relevant Group entity will grant the licensing entity ("Licensor") the right to use the Results for (i) research or other non profit making purposes on a non-exclusive basis and (ii) otherwise only on a commercial basis for application outside the Field in which the Group intends to commercialise it;
- in return the relevant Group entity (i) funds development projects to develop the technology to the stage where it can be commercialised; (ii) bears the cost (usually) of protecting the Background IPR and Results; (iii) makes certain up front payments usually against specified milestones; (iv) pays royalties on gross sales revenue; and (v) grants to the Licensor a share option in the relevant Group entity.

It will not always be possible for the Group to achieve the above desired model as inevitably commercial factors may impact the final negotiated position.

In respect of the In-licences for the Group's existing portfolio of technologies, the Company has taken, and is taking steps, to agree changes to those In-licences so that they better reflect the Group's current IPR strategy. On 1 June 2007 the Group entered into a new licence for the Vertus technology which grants Vertus exclusive, transferable, irrevocable worldwide rights in Background IPR for the defined field and ownership of IPR in the Results. The Company is currently taking steps to agree similar amendments to the In-licences for the Microrelease, Organotect, Laseair and Carbon Co-burner technologies.

Directors and Management Team

The Board includes three executive and four non-executive directors. Details of their roles and their background are as follows:

James Dickson Leach ("Dinty"), Non-Executive Chairman (aged 61)

James Dickson Leach spent most of his career in Hong Kong working with the Kadoorie family. During this time he was exposed to many privately held businesses and has been involved with their associated publicly listed corporations, China Light & Power Holdings ("CLP"), Hong Kong and Shanghai Hotels, and Tai Ping Carpets. He was closely involved, from the inception, with CLP's international operations in Thailand, India and Australasia. Since his retirement in 2006, he has remained on several boards including CLP, HK Aircraft Engineering and China Construction Bank (Asia) (formerly known as Bank of America (Asia)). In the early 1980s James ran a venture capital company, Zink Industries Limited, which invested in oilfield equipment manufacturing through Drexel Oilfield Services Limited (latterly Varco Inc.). He is a Chartered Accountant and has a MBA from Columbia University.

Christopher Every, Chief Executive Officer (aged 55)

Christopher Every comes from a background in sales and marketing at board level and new technology development in engineered and technical products for companies including Wiggins Teape Paper, Courtauld International Marine Paints plc, National Starch Corporation, and Williams Holdings plc. He moved from corporate management to consulting twenty years ago and has worked with major organisations including Michelin, Powergen plc, TXU Energy and national and local government. He also has extensive experience in building new businesses including Enhance Biotech Inc. and Brimac Ltd. Most recently, Christopher served as the chief executive officer of Enhance Biotech Inc. a biotech start-up and as an active board member for Brimac Ltd, an environmental business focused on manufacture and application of carbon for filtration in the sugar refining and water treatment fields.

Dr. Mustapha Omar, Commercial Director, (aged 46)

Dr. Mustapha Omar has extensive experience in capital markets, primarily in the field of investment analysis, and latterly in corporate broking. Prior to his role with Fairfax I.S. PLC, as head of research, he served ten years at Collins Stewart Limited, where he was one of the original eighteen partners and also head of research for large capitalisation companies. His capital markets career commenced at Williams de Broe Limited in 1989, where he was an analyst covering the capital goods sector. In 2000, Mustapha switched his sector coverage to embrace the technology and telecoms sectors. He has four years industrial experience as a senior research scientist with Taylor Woodrow plc and IDM Electronics Limited. Mustapha has a first class degree in mechanical engineering with mathematics and a PhD in materials science both from the University of Reading. He is the author of five scientific publications in international journals.

Peter Rugg, Chief Financial Officer, (aged 60)

Peter Rugg has extensive experience in corporate banking, having worked internationally in mergers and acquisitions, capital markets and venture funding. Peter also has experience in major public corporations including serving as chief financial officer of Triton Energy Limited. In recent years he has consulted to technology companies in the early growth phase with strategic and financial development support across a wide range of industries and territories globally, as a senior partner with Tatum Partners. Prior to his role with Triton, Peter was vice president of corporate finance division for JP Morgan leading relationships with ExxonMobil, Shell Oil, and BP Amoco. Peter has a BA in Liberal Arts and a BSc in Industrial Engineering both from Columbia University in New York.

Libby Cooper, Non-Executive Director (aged 51)

Libby Cooper is an experienced corporate lawyer, with a unique focus in waste management and environmental law. She currently holds the post of European Legal Counsel at Golder Associates, international environmental and engineering specialists. She was previously an associate at Clarkslegal and a leading member of their environmental and projects law team. Prior to Clarkslegal, she was the company secretary for SITA Holdings UK Ltd, where she was responsible for all legal affairs of this leading UK waste management and recycler. She helped strategically guide the company through all aspects of environmental law, compliance, contract procurement and management, and was responsible for negotiations and communications with the Environment Agency at a national level in the UK. Prior to SITA Holdings UK, Libby was the company secretary and director for the Initial Services Division of BET Plc (now Rentokil Plc), where she was responsible for all legal matters affecting the company's operations. Libby began her career at Shanks and McEwan (Southern) Limited, a major waste management firm in the UK, where she became company secretary responsible for human resources and legal functions.

Duncan Sedgwick, Non-Executive Director (aged 51)

Duncan Sedgwick is a proven leader in the energy sector. He is currently the chief executive officer of the Energy Retail Association ("ERA") in the United Kingdom. He has helped to establish ERA from the ground up, becoming a key spokesman for the sector in time of unprecedented price rises. He has delivered major operational performance improvements in the areas of selling, customer transfer and billing within member organisations. Prior to his role with the ERA, Duncan held various positions within Powergen, the largest UK power utility. As director of business transformation at Powergen, Duncan led company wide change

programmes to reduce operating costs and improve productivity. Prior to this role, he was the retail director, residential markets at Powergen where he was responsible for the £1 billion consumer business. While in this role he led unprecedented growth in utility consumers, repositioned the brand and company, and overhauled the IT infrastructure to provide for efficient and stable growth.

Philip Hollobone, Non-Executive Director (aged 42)

Philip Hollobone is currently both the Member of Parliament for the Kettering constituency and a member of Kettering Borough Council. Before being elected to Parliament in 2005, Philip spent most of his working career as a utilities industry analyst within Williams de Broc, Société General, and Panmure Gordon examining the performance of water, gas and electricity companies across the UK. Prior to his career in investment banking, Philip served over eight years in the Territorial Army, latterly as a paratrooper. He was educated at Oxford University, where he studied Modern History and Economics.

Project Consultants

Charles Forester, Commercial Manager (aged 56)

Charles Forester has thirty years of experience working in the financial service sector with responsibilities in corporate and investment finance, leasing and debt and equity funding having been a vice president at Chemical Bank New York (now JP Morgan) and a director of Xerox Credit Corp Europe plc. He has operated throughout Europe and South East Asia most recently running a venture capital business, Indochina Finance Ltd., based in Bangkok. Charles has passed the Institute of Bankers Examinations.

Patrick Foss-Smith, Project Director for Laseair and Carbon Co-burner (aged 54)

Patrick Foss-Smith is an environmental engineering consultant specialising in contaminated site remediation and innovative technology development for alternative energy and waste management. He was adviser to the former government of Hong Kong and to local government in England on waste management projects and landfill management. Prior to government and consultancy efforts, Patrick was an army officer with the Royal Engineers, as a civil engineer. He also worked as a lead engineer in the private sector with Wimpey Waste Management (part of George Wimpey plc) developing waste management systems for the oil and chemical industries. He is currently studying for an MSc in Integrated Environmental Management at Bath University for completion in June 2007, having previously studied Military Engineering at the Royal Military Academy at Sandhurst.

Bernard Gray, Project Director for Microrelease (aged 66)

Bernard Gray is a qualified engineer and project manager with international experience in marketing and general management in the automotive and related industries, the paper and board sector and as project manager for new manufacturing plants built in Mexico, Eire, Japan and the UK. Bernard spent twenty years with TRW Inc., culminating in the role as general manager in sales and engineering, where he led TRW Inc.'s North American Steering and Chassis division in the USA. Subsequently, Bernard was a director of Parkfield Group plc and managing director of Eften Europa BV, responsible for establishing the European division of TWKK Japan, F10 Europa. Bernard served a five year engineering apprenticeship with British Oxygen Company gaining Chartered Engineer status and going on to be elected a Member of the Institute of Mechanical Engineers and M.SAE USA. More recently he was elected a member of the Institute of Directors and fellow of the Institute of Vehicle Engineers.

Dr. Ken Hughes, Project Director for Clean Coal and Organotect (aged 45)

Dr. Ken Hughes is an experienced biochemist with an academic and research background culminating in a professorship at Georgia Institute of Technology before moving to follow the commercial interests arising from his research activities. He is actively involved in development of environmental Clean Technologies and is also experienced in working with government bodies in the United States, such as the Environmental Protection Agency, Department of Energy and Department of Defence. After leaving Georgia Tech, he founded Burst Inc., a company focused on the development of innovative packaging technology allowing controlled manipulation of binary and tertiary chemical systems. In addition, he was chief technology officer

and director for Water Visions International Inc, a US-based company focused on the development of composite materials for fluid treatment. Ken has a BSc in Chemistry from Muhlenberg College, Pennsylvania and a PhD in Analytical Chemistry from Purdue University, Indiana.

Details of the Placing and Dealing Arrangements

The Group is raising approximately £7.5 million (approximately £6.53 million net of expenses and applicable VAT) by the placing of 11,904,762 Placing Shares. The Placing Shares have been placed, conditional upon, *inter alia*, Admission with institutional and other investors. The Placing Shares will represent approximately 27.17 per cent. of the issued share capital of the Group on Admission. The Placing, which is not underwritten or guaranteed, is conditional, *inter alia*, upon Admission becoming effective. Further details of the Placing Agreement are set out in paragraph 12.1.5 of Part VI of this document. Immediately following Admission, the Directors and employees of the Group and their immediate families and associates are expected to hold in aggregate approximately 2,449,128 Ordinary Shares amounting to approximately 5.59 per cent. of the issued share capital on Admission.

The Placing is being made on a private placement basis to persons within the following description:

(a) persons whose ordinary activities involve them in acquiring, holding, managing or disposing of shares or debentures (as principal or agent) for the purposes of their business; or

(b) persons who it is reasonable to expect will acquire, hold, manage or dispose of the Placing Shares (as principal or agent) for the purposes of their businesses; or

(c) a restricted circle of persons whom the Broker reasonably believes to be sufficiently knowledgeable to understand the risks involved in accepting the offer constituted by this document; or

(d) a restricted circle of persons numbering no more than fifty whom it is reasonable to believe will acquire Placing Shares for investment purposes and not with a view to their imminent resale.

Each applicant for Placing Shares will be required to warrant with regard to his subscription that he is a person falling within one of the foregoing paragraphs. In the event that applicants for Placing Shares numbering more than fifty indicated that they wish to be considered within paragraph (d) above, such applicants may be rejected at the discretion of the Broker so that the total number of applicants applying for Placing Shares and who state that they so wish to be considered within paragraph (d) shall not exceed fifty.

Application has been made for the whole of the issued and to be issued Ordinary Shares immediately following the Placing to be admitted to AIM. It is expected that Admission will become effective and that dealings in the Ordinary Shares will commence on 6 August 2007. The Placing Shares will rank *pari passu* in all respects with the Existing Ordinary Shares.

Reasons for the Placing and Use of Proceeds

The Group wishes to raise £7.5 million (£6.53 million net of expenses and applicable VAT) for working capital principally to enable it to further finance and develop its business strategy.

Application	*£m*
Vertus RTP Technology	4.04
Other technologies	1.39
Corporate Working Capital	1.10
Cost of Placing & Admission to AIM	0.97
Total	7.50

Current Trading and Prospects

The primary commercial activity is in the lead project for Vertus Technologies Limited with some early stage relationships under negotiation in the Microrelease project too. The follow on projects are as yet too early to elicit commercial activity in their respective markets.

Vertus Technologies Ltd

Three key markets were targeted for early development of clean coal and biomass relationships, in the USA, India and China. In the USA, the Group has been active in promoting the technology to industry resulting in detailed commercial discussions with a number of prospective users in the power generating sector. In addition the Group has actively and successfully promoted the technology for recognition in meetings with the legislative and regulatory bodies such as the EPA (Environmental Protection Agency), EPRI (Electric Power Research Institute) and White House Centre for Environmental Quality. In China the signing of a joint venture ("JV") has opened opportunities up for both coal and biomass plants, including prospects of participation in a major ongoing program of building biomass stations. Commitment to install two plants, one in each of these areas, by the JV company, Balama Nviro Limited will represent the first two units being built by Vertus. In India, discussions are continuing with three significant players in the energy market, two in power generation and one in the industrial boiler sector.

Microrelease Ltd

While still at an early stage for commercial commitment to install and operate a system there is strong interest in participation in the pre-production prototype program from leading players in both board manufacture in the northern and southern hemispheres as well as the prospects of treating construction and demolition material. While these negotiations continue the successful win of participation in a WRAP (Waste Resource Action Plan) program to examine the opportunity for waste fibre recycling has provided direct involvement with both waste producers and end users over the next twelve months.

Lock-In Arrangements

In accordance with Rule 7 of the AIM Rules for Companies, each of the Directors together with Inflect Technologies Limited, Huntfield Investments Limited, Core Capital Holdings LLC, LDS Leach Immigration Trust and Biar Capital Limited who will hold approximately 39.71 per cent. following the Placing have agreed, pursuant to the Placing Agreement and certain lock-in agreements referred to in paragraph 12.1.1 of Part VI of this document, save in limited circumstances, not to dispose of any interest in Ordinary Shares held by them for a period of 12 months following Admission, and for a further period of 12 months only to dispose of any Ordinary Shares following consultation with the Company's broker and provided that any such disposal is on an orderly market basis through the Company's broker.

Share Options

The Company has adopted the Share Option Scheme to assist in the recruitment, retention and motivation of high quality management and employees. The Share Option Scheme provides that a total of no more than 10 per cent. of the issued share capital of the Company from time to time will be available under the Share option Scheme. For further details of the Share Option Scheme and on the outstanding options granted under it are set out in Part VI of this Document.

Corporate Governance

The Directors recognise the importance of sound corporate governance and intend that, following Admission, the Company (having regard to the size and nature of the Group) will comply, so far as it considers practicable and appropriate, with the main provisions of the Combined Code and the Corporate Governance Guidelines for AIM Companies published by the Quoted Companies Alliance.

The Board has also considered the guidance published by the Institute of Chartered Accountants in England and Wales concerning the internal control requirements of the Combined Code and has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

The Directors will hold regular board meetings at which operating and financial reports will be considered. The Board is responsible for formulating, reviewing and approving the Group's strategy, budgets, major items of capital expenditure and senior personnel appointments.

An Audit Committee, chaired by Philip Hollobone, has been established which consists of Dinty Dickson Leach (Accountant) and Libby Cooper (Lawyer). It will meet at least twice each year and will be responsible

for ensuring that the financial performance of the Group is properly reported on and monitored, for meeting the auditors and reviewing the reports from the auditors relating to accounts and internal control systems.

A Remuneration Committee, chaired by Duncan Sedgwick, has been established which consists of Philip Hollobone and Libby Cooper. It will meet at least twice each year and has a primary responsibility to review the performance of executive Directors and senior employees and set the scale and structure of their remuneration having due regard to the interests of shareholders. It will also be responsible for administering the Share Option Scheme.

An AIM Compliance Committee has been established which consists of Christopher Every, who has been appointed as designated director, Peter Rugg and Dinty Dickson Leach (Accountant). It will meet at least once a month and will be responsible for ensuring that the Company complies at all times with the AIM Rules for Companies in particular, compliance with the obligations relating to disclosure.

Dividends

The Group does not currently declare dividends. The Directors currently propose to reinvest the Company's earnings to finance the growth of the business in the short to medium terms and intend to commence the payment of dividends only when they consider it commercially prudent to do so having regard to the availability of the Company's distributable profits and the retention of funds required to finance future growth.

Taxation

Information regarding taxation in relation to the Placing and Admission is set out in paragraph 15 of Part VI of this document. **If you are in any doubt as to your tax position you should consult your own independent financial adviser immediately.**

Risk Factors

Your attention is drawn to the Risk Factors set out in Part II of this Document. Potential investors should carefully consider the risks described in Part II before making a decision whether to invest in the Group.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Articles of Association of the Group permit the holding of Ordinary Shares under the CREST system. All the Ordinary Shares will be in registered form and no temporary documents of title will be issued. The Group will apply for the Ordinary Shares to be admitted to CREST and it is expected that the Ordinary Shares will be so admitted and, accordingly, enabled for settlement in CREST on the date of Admission.

Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if the relevant shareholder so wishes. However, CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so.

Share Dealing Code

The Group has adopted a share dealing code for the Directors and certain employees, which is appropriate for a company whose shares are admitted to trading on AIM (particularly relating to dealing during close periods in accordance with Rule 21 of the AIM Rules) and the Group will take all reasonable steps to ensure compliance by its Directors and any relevant employees.

Further Information

Your attention is drawn to the additional information in Parts II to VI of this document.

PART II

RISK FACTORS

The risk factors which should be taken into account in assessing the Group's activities and investment in the Group include, but are not limited to, those set out below. Such factors are not intended to be presented in any assumed order of priority. Prospective investors should carefully consider the following risk factors (among others) affecting the proposed activities of Nviro Cleantech prior to making an investment in the Group, as well as other matters set forth elsewhere in this document. An investment may not be suitable for all recipients of this document.

Risks relating to the Group's Business and Structure

Dependence on Management Team

The Group's success will depend on the retention of its Executive Officers, Directors and Project Consultants and any future Management Team, and on its ability to continue to attract and retain highly skilled and qualified personnel. There can be no assurance that the Group will retain the services of any of its Management Team, Directors, or attract or retain any senior managers or skilled employees.

Length of Development Cycle

The length of a product development cycle, from In-licensing or co-development agreements to commercialisation, may be unpredictable because it depends on a number of factors that may be outside of the Group's control, including the effectiveness of its collaborators, gaining regulatory approval and market acceptance and access to further funding. The Group's estimates for the length of any given phase of a project, therefore, may change.

Limited Operating History

The Group has a limited operating history, which makes it difficult to evaluate the business and to predict future operating results. The Group has not generated any revenues to date.

Lack of Comparable Companies

The Group has a unique business model and therefore does not have any direct competitors as such within the Cleantech industry. Although there may be competing products for individual technologies within the Group's portfolio, the lack of direct competition may make it more difficult to evaluate the Group's performance among businesses in the Cleantech industry.

Limited Sales and Marketing Capacity

The Group has limited sales and marketing capabilities. Many Cleantech companies have substantially greater capabilities and resources and may be able to develop technologies first or develop more effective technologies or market them more effectively which would limit the Group's ability to generate revenue and cash flow.

Reliance on Third Parties

The Group is dependent on third parties for the development of the technologies and certain key components.

Business Risks

The Group's growth and development will depend on developing, commercialising and marketing new technologies and if not done successfully, growth and development will be impaired.

Commercialisation Risk

Forecasts of future incomes, among other factors, are dependant upon (i) the ability to secure Out-license relationships with third parties that have sufficient sales and marketing resources to enter new markets and rapidly penetrate, where appropriate, existing markets; (ii) the ability to communicate the value of

technologies to potential Out-licensing partners; and (iii) the ability to secure Out-licensing agreements with sales and marketing partners for technologies at commercial terms which provide the Group with income in line with forecasts.

Competition Risk

If the Group fails to keep up with rapid technological change then its technologies could become less competitive or obsolete.

The Group may face significant competition from organisations which have much greater capital resources than the Group. There is no assurance that the Group will be able to compete successfully in such a marketplace.

Intellectual Property Risk

The Group depends upon IPR to finance, develop and commercialise the technologies. The business of the Group would be adversely affected if the IPR is not or cannot be adequately protected in key markets or if the technology it protects is superseded by other technology. Unless or until relevant patents are granted, the Group relies upon maintaining the confidentiality of the proprietary information and techniques through contractual arrangements. Others may independently develop substantially equivalent proprietary information and techniques or gain access to trade secrets or disclose the technology, particularly where the Group does not have exclusive rights to the background IPRs for the technologies it is licensing. The Group may not be able to meaningfully protect and/or prevent relevant trade secrets and other confidential information from entering the public domain which could limit its ability to commercialise the technologies on an exclusive basis. The Group may incur significant costs in defending its use of the relevant technologies against patent and other intellectual property infringement claims and in taking action against third parties for infringement of its rights.

If the Group fails to fund development of the Microrelease technology or to demonstrate reasonable commercial efforts to fulfil the commercialisation plan for that technology, the third party licensor may terminate the Group's licence and ability to commercialise it with immediate effect. Termination may take place at any time after the first anniversary of the commencement of the agreement, by three months written notice by either party to the other.

Under existing contractual arrangements, the third party licensors of the Microrelease, Organotect Lab-on-a-Chip and Laseair technologies could, following a request at any time 12 months after the relevant commencement date for a joint review of the development projects terminate the Group's licence and ability to commercialise these technologies three months after the date of the request.

Other situations in which the Group could lose its licence and ability to commercialise the technologies comprised within its current portfolio include, a material breach by the Group of its obligations under the existing agreements with its third party licensors and the insolvency of the relevant Group company licensing the technology.

Given the commercial factors which inevitably will dictate ultimately the commercialisation rights which the Group is able to secure, there is no guarantee that when In-licensing technologies in the future, the Group will succeed in reflecting in whole or in part the corporate intellectual property policy referred to in Part I of this document.

While the Microrelease In-licence is global, the consent of the licensor, FIRA, (not to be unreasonably withheld) is required for use of the background IPR in the technology outside of those territories where patents are granted. If patents in the Microrelease technology are not granted or until such patents are granted there is a risk that the geographical scope of the licence could be limited.

The Group will not be able to commercialise the Microrelease technology outside the European Ecomonic Area until 2009 unless the Secretary of State for the Department of Trade and Industry consents to this. Consent to such exploitation is currently being sought and whilst there is no indication that consent would be withheld, this is outside the Group's control.

The licensors for the Organotect, Laseair and CCB technologies each warrants to the relevant Group company that to the best of its knowledge, or as far as it is aware, it has the right to license the IPR in the technologies for the specified field. In the case of the Microrelease technology, no warranties were provided. The Group has requested documentary evidence from the licensors of the IPR chain of title for each of these technologies. To the extent any defects in the chain of title are uncovered the Group intends to require the licensor to take appropriate steps to rectify the position. If a third party is found to have prior rights to the IPR in any technology which affects the scope of the licence agreed to be granted to the Group, this could impact the value of the technology to the Group and its ability to commercialise it. In such a case the Group could have a claim against a licensor for breach of warranty but given that two of the licensors are start-up/spin-off entities with little or no revenue stream, such a claim may be of minimal financial value to the Group.

To the extent that the Group is unable to agree amendments to the existing In-licences for the Microrelease, Organotect, Laseair and Carbon Co-burner technologies, there is a risk that the licensors can licence third parties to exploit the relevant Background IPR for the same field as is In-licensed to the Group.

Ability to Secure New Technologies

The Group relies in part on In-licensing or purchasing technologies to grow its technology portfolio, and may not be effective at In-licensing or acquiring new technologies which would adversely affect its ability to grow the business and become profitable.

Industry Adaptation Risk

There is no guarantee that the marketplace will accept technologies, and this may have an adverse effect on profitability and cash flows.

Future Fundraising

The Board intends to review the Group's development plans in line with expected expanding market opportunities and annually when budgets and targets are reviewed. Upon such review it may consider that it is appropriate to raise further funds.

Industry Risks

Regulatory Risk

The industry is subject to extensive government regulation both current and proposed by various country-specific and regional or international regulatory bodies. The technologies will be required to meet certain safety and environmental protection standards to gain approval to manufacture and market. Compliance with these regulations and standards makes it more expensive to operate the business and increases the risk that technologies may not be approved for sale or such approvals may be delayed, restricted or rescinded.

Country Risk

The Group has international operations and is subject to economic, political and regulatory risks associated with conducting business in foreign countries, including the potential burden of complying with a variety of foreign laws, trade standards and regulatory requirements; difficulty identifying, establishing and maintaining relationships across all facets of the product development cycle; and geopolitical risks such as political and economic instability that can affect supply chains, customers and activities in a particular location.

Investment Risks

Ability to Secure Future Financing

The Group expects to raise funds in the future, to raise further working or development capital for progression of existing technologies investments or for investment in operating facilities based on the technologies, and for working capital. There is no guarantee that the then prevailing market conditions will

allow for such a fundraising or that new investors will be prepared to subscribe for Ordinary Shares at the same price as the price paid by a current investor, or higher. The investment opportunity offered in this document may not be suitable for all recipients of this Document. Investors are therefore strongly recommended to consult an adviser authorised under the FSMA, who specialises in investments of this nature before making their decision to invest.

General Economic Conditions

Market conditions, particularly those affecting Clean Technologies, may affect the ultimate value of the Group's share price regardless of operating performance. The Group could be affected by unforeseen events outside its control, including natural disasters, terrorist attacks or changes in governmental legislation or policy.

Currency Risk

Foreign exchange rate fluctuations may affect the cash flow from the Group's operations as it is likely to operate in markets that utilise currencies other than those in which its principal costs are denominated.

Risks Relating to Ordinary Shares and their Trading Market

Trading and Liquidity in the Ordinary Shares and AIM

An investment in the Ordinary Shares is speculative and subject to a high degree of risk. The price of publicly quoted securities can be volatile and is dependent upon a number of factors, some of which are general market or sector specific and others that are specific to the Group. Only those who can bear the risk of the loss of their entire investment should invest.

Prior to Admission there was no public market for the Ordinary Shares, nor have they ever been traded, quoted or dealt on any securities market. Notwithstanding the fact that an application will be made for the Ordinary Shares to be traded on AIM, this should not be taken as implying that there will be a "liquid" market in the Ordinary Shares. An investment in the Ordinary Shares may therefore be difficult to realise. Consequently, each prospective investor should view his purchase of Ordinary Shares as a long-term investment and should not consider such purchase unless he is certain he will not have to liquidate his investment for an indefinite period of time. The Ordinary Shares will not be quoted on the Official List. The AIM Rules for Companies are less demanding than the rules relevant to the Official List and investments in shares traded on AIM carry a higher degree of risk than investments in shares quoted on the Official List. AIM has only been in existence since 1995 and its future success and the liquidity in the market for Ordinary Shares cannot be guaranteed. The value of the Ordinary Shares may go down as well as up. The market price of the Ordinary Shares may not reflect the underlying value of the Group's net assets. Investors may therefore realise less than their original investment, or sustain a total loss of their investment.

Share Pricing Risks

The market price of the Shares may not reflect the underlying value of the Company's net assets. The price at which the Shares are quoted and the price which investors may realise for their Shares will be influenced by a large number of factors, some specific to the Company and its operations and some which may affect the quoted investment sector or investment or quoted companies generally and which are outside the Company's control. These factors could include the performance of the Company, large purchases or sales of the Shares, legislative changes, general economic, political or regulatory conditions, or changes in market sentiment towards the Shares. Any of these events could result in a material decline in the market price of the Shares.

Limited Regulatory Control

Shareholders will not enjoy protections or rights other than those reflected in the Articles and those rights conferred by law. Although the Directors recognise the importance of good corporate governance, neither the Listing Rules of the United Kingdom Listing Authority nor the Combined Code will apply to the Company.

Lack of Liquidity of the Company's Ordinary Shares

Although the Company has applied for the Ordinary Shares to be admitted to trading on AIM, no assurance can be given that at any time after Admission that a liquid market for the Ordinary Shares will develop. Shareholders who need to dispose of their Ordinary Shares may be forced to do so at prices that do not fully reflect the net asset value per share.

PART III

HISTORICAL FINANCIAL INFORMATION RELATING TO THE COMPANY

The Company was incorporated on 17 May 2006 with the name of Nvirocleantech PLC and changed its name to Nviro Cleantech plc which was formally adopted by the passing of a written resolution to such effect on 26 June 2007.

The historical financial information of the Company in respect of the period from incorporation to 31 March 2007 is set out in Section A of Part III of this document.

The financial information does not constitute statutory accounts for the period. Non-statutory accounts for the period to 31 March 2007 have been prepared by the Company for the purpose of this document.

The Directors are required to prepare the financial information in a form consistent with that which will be adopted in the Company's next published annual financial statements having regard to the accounting standards and policies and legislation applicable to such annual financial statements. In accordance with the International Accounting Standards Board's framework, the financial information is required to give a fair presentation of the state of affairs of the Company for that period. In preparing that financial information, the Directors are required to:

a) select suitable accounting policies and then apply them consistently;

b) make judgements and estimates that are reasonable and prudent;

c) state that the financial information complies with International Financial Reporting Standards as adopted by the European Union; and

d) prepare the financial information on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

Section B of Part III of this document sets out a report from Baker Tilly Corporate Finance LLP, the Reporting Accountants, required by Paragraph 20.1 of Annex I of the AIM Rules and is given for the purpose of complying with that paragraph and for no other purpose.

SECTION A – HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

INCOME STATEMENT

For the period ended 31 March 2007

The Company has not traded or prepared any financial statements for presentation to members, has incurred neither profit nor loss and has neither declared nor paid any dividends or made any other distributions from the date of incorporation on 17 May 2006 to 31 March 2007. Accordingly, no income statement information is presented.

STATEMENT OF CHANGES IN EQUITY

For the period ended 31 March 2007

	Share Capital	*Total*
	£	*£*
Balance at 17 May 2006	–	–
Issue of share capital	2	2
Balance at 31 March 2007	2	2

BALANCE SHEET

As at 31 March 2007

	Notes	*As at 31 March 2007* £
CURRENT ASSETS		
Trade and other receivables	5	2
NET ASSETS		2
EQUITY		
Share Capital	7	2
Total Equity		2

CASH FLOW STATEMENT

For the period ended 31 March 2007

The Company has incurred neither cash inflows nor cash outflows, and has held neither cash nor cash equivalents from the date of incorporation on 17 May 2006 to 31 March 2007. Accordingly, no cash flow statement information is presented.

ACCOUNTING POLICIES

GENERAL INFORMATION

Nviro Cleantech plc is a company incorporated in the Isle of Man, under the Companies Acts 1931 - 2004. The address of the registered office is Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP . The Company has not traded during the period. The Company was incorporated as Nvirocleantech PLC and changed its name to Nviro Cleantech plc which was formally adopted by the passing of a written resolution to such effect on 26 June 2007.

BASIS OF ACCOUNTING

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union.

The financial information has been prepared on the historical cost basis.

No comparative information has been presented as the financial information relates to the first period from incorporation.

At the date of authorisation of this financial information, the following standards and interpretations which have not been applied in this financial information were in issue but not yet effective:

IFRS 4 Insurance Contracts

IFRS 6 Exploration and Evaluation of Mineral Resources

IFRS 7 Financial Instruments – Disclosures; and the related amendment to IFRS 1 on capital disclosures

IFRS 8* Operating Segments Amendment to IAS 1 Capital Disclosures

Amendment to IAS 1 Capital Disclosures

Amendment to IAS 23 Borrowing Costs*

Amendment to IAS 19 Employee Benefits

Amendments to IAS 39 Financial Instruments

IFRIC 4 Determining Whether an Arrangement Contains a Lease

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 6 Liabilities arising from Participation in a Specific Market: Waste Electrical and Electronic Equipment

IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies

IFRIC 8 Scope of IFRS 2

IFRIC 9 Reassessment of embedded derivatives

IFRIC 10 Interim financial reporting and impairments

IFRIC 11 IFRS 2 – Group and treasury share transactions

IFRIC 12* Service Concession Arrangements

IFRIC 13* Customer Loyalty Programmes

* not endorsed by the EU at the date of authorisation of this financial information

The directors anticipate that the adoption of these standards and Interpretations in future periods will have no material impact on the financial information of the Company.

TAXATION

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and on demand deposits.

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs.

NOTES TO THE FINANCIAL INFORMATION

For the period ended 31 March 2007

1. SEGMENT REPORTING

The Company has not traded during the period. Primary segment information is therefore geographical, all assets being in the Isle of Man.

2. EMPLOYEES' AND DIRECTORS' EMOLUMENTS

As at 31 March 2007, the only employees of the Company were the two directors. There were no transactions with directors during the period.

3. TAXATION

The Company did not trade during the period and there is no corporation tax charge.

4. PROFIT PER SHARE

There is no profit per share as a result of the Company not trading during the period.

5. TRADE AND OTHER RECEIVABLES

	2007 £
Due within one year:	
Other debtors	2

6. CREDIT RISK

The Company's only financial asset is a debtor relating to unpaid share capital. No credit risk is attached to this amount.

7. SHARE CAPITAL

	As at 31 March 2007 £
Authorised:	
2,000 ordinary shares of £1 each	2,000
Allotted, issued and unpaid:	
2 ordinary shares of £1 each	2

The Company was incorporated with an authorised share capital of £2,000, being 2,000 shares of £1 each, of which 2 were allotted at par.

Movements in share capital during the period were as follows:

	Share Capital £
At 17 May 2006	-
Issue of share capital	2
Balance at 31 March 2007	2

8. SUBSEQUENT EVENTS

On 18 May 2007, the Company received approval from the Financial Supervision Commission in the Isle of Man to change its name from Nvirocleantech PLC to Nviro Cleantech plc which was formerly adopted by the passing of a written resolution to such effect on 26 June 2007.

On 26 June 2007 the authorised share capital of the Company was increased by £98,000 to £100,000 as a result of the creation of 98,000 ordinary shares of £1.00 each, to rank *pari passu* with the existing issued and un-issued share capital of the Company, and then sub-divided into 100,000,000 ordinary shares of £0.001 each.

On 3 July 2007, a total of 31,916,199 ordinary shares of £0.001 each were issued for consideration of 100 per cent. of the share capital of Nviro Cleantech Limited. This represents a business combination under common control and will be accounted for under the pooling of interests method.

Pursuant to the share for share exchange on 3 July 2007 all share options over shares in Nviro Cleantech Limited were replaced by commensurate options over the ordinary shares of Nviro Cleantech plc.

SECTION B – ACCOUNTANTS' REPORT ON THE HISTORICAL FINANCIAL INFORMATION

The following is the full text of a report on Nviro Cleantech plc from Baker Tilly Corporate Finance LLP, the Reporting Accountants, to the Directors of the Company.

BAKER TILLY

2 Bloomsbury Street
London WC1B 3ST
www.bakertilly.co.uk

The Directors
Nviro Cleantech plc
Burleigh Manor
Peel Road
Douglas
Isle of Man IM1 5EP

26 July 2007

Dear Sirs

Nviro Cleantech plc (the "Company")

We report on the financial information set out in Section A of Part III. This financial information has been prepared for inclusion in the Admission Document dated 26 July 2007 ("Admission Document") of Nviro Cleantech plc on the basis of the accounting policies set out on pages 36 to 37.

This report is required by paragraph 20.1 of Annex I of the Prospectus Rules as applied by part (a) of Schedule Two to the AIM Rules and is given for the purpose of complying with that paragraph and for no other purpose.

Save for any responsibility arising under paragraph 20.1 of Annex I of the Prospectus Rules as applied by part (a) of Schedule Two to the AIM Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 20.1 of Annex I of the Prospectus Rules as applied by part (a) of Schedule Two to the AIM Rules, consenting to its inclusion in the Admission Document.

Responsibilities

As described on page 33 the Directors of the Company are responsible for preparing the financial information on the basis of preparation set out on page 36 of the Historical Financial Information and in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Admission Document, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Admission Document, a true and fair view of the state of affairs of the Company as at the date stated and of its changes in equity for the period then ended in accordance with the basis of preparation set out on page 36 and in accordance with International Financial Reporting Standards as adopted by the European Union as described on pages 36 to 37.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in any jurisdictions other than the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those other standards and practices.

Declaration

For the purposes of part (a) of Schedule Two to the AIM Rules we are responsible for this report as part of the Admission Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import.

Yours faithfully

Baker Tilly Corporate Finance LLP
Regulated by the Institute of Chartered Accountants in England and Wales

Baker Tilly Corporate Finance LLP is a limited liability partnership registered in England and Wales, registered no. OC325347. A list of the names of members is open to inspection at the registered office 2 Bloomsbury Street London WC1B 3ST

PART IV

CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO NVIRO CLEANTECH LIMITED

Nviro Cleantech Limited was incorporated on 28 October 2005.

The historical consolidated financial information of Nviro Cleantech Limited in respect of the period from incorporation to 30 September 2006 is set out in Section A of Part IV of this document.

The financial information does not constitute statutory accounts for the period. Non-statutory accounts for the period to 30 September 2006 have been prepared by the Company for the purpose of this document.

The Directors are required to prepare the financial information in a form consistent with that which will be adopted in the issuer's next published annual financial statements having regard to the accounting standards and policies and legislation applicable to such annual financial statements. In accordance with the International Accounting Standards Board's framework, the financial information is required to give a fair presentation of the state of affairs of the company for that period. In preparing that financial information, the Directors are required to:

a) select suitable accounting policies and then apply them consistently;

b) make judgements and estimates that are reasonable and prudent;

c) state that the financial information complies with International Financial Reporting Standards as adopted by the European Union; and

d) prepare the financial information on the going concern basis unless it is inappropriate to presume that the company will continue in business.

Section B of Part IV of this document sets out a report from Baker Tilly Corporate Finance LLP, the Reporting Accountants, required by Paragraph 20.1 of Annex I of the AIM Rules and is given for the purpose of complying with that paragraph and for no other purpose.

SECTION A – HISTORICAL FINANCIAL INFORMATION OF NVIRO CLEANTECH LIMITED

CONSOLIDATED INCOME STATEMENT

For the period ended 30 September 2006

		Period from 28 October 2005 to 30 September 2006
CONTINUING OPERATIONS	*Notes*	*£'000*
Administrative expenses		(857)
OPERATING LOSS	2	(857)
Finance costs		–
LOSS BEFORE TAXATION		(857)
Taxation	4	–
LOSS FOR THE PERIOD	12	(857)
LOSS PER SHARE		
From continuing operations:		
Basic and diluted	5	(18.5)p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the period ended 30 September 2006

	Period from 28 October 2005 to 30 September 2006
	£'000
Exchange differences on translation of overseas operations	19
Net income recognised directly in equity	19
Loss for the period	(857)
Total recognised income and expense for the period	(838)

CONSOLIDATED BALANCE SHEET

As at 30 September 2006

	Notes	As at 30 September 2006 £'000
NON CURRENT ASSETS		
Goodwill	6	–
CURRENT LIABILITIES		
Trade and other payables	9	(803)
NET CURRENT LIABILITIES		(803)
NET LIABILITIES		(803)
EQUITY		
Share Capital	11	21
Translation Reserve	12	19
Share based payment reserve	12	14
Retained Earnings	12	(857)
Total Equity		(803)

CONSOLIDATED CASH FLOW STATEMENT

For the period ended 30 September 2006

Nviro Cleantech Limited has incurred neither cash inflows nor cash outflows and has held neither cash nor cash equivalents from the date of incorporation to 30 September 2006. Accordingly no cash flow statement information is presented. Note 13 provides a reconciliation between the operating loss for the period and the nil cash flow from operating activities for the period.

ACCOUNTING POLICIES

GENERAL INFORMATION

Nviro Cleantech Limited is a company incorporated on 28 October 2005 in England and Wales, under the Companies Act 1985. The address of the registered office is Savannah House 5th floor, 11-12 Charles II Street, London, SW1Y 4QU and the company is domiciled in the United Kingdom. The nature of the group's operations and its principal activities are set out in note 6.

BASIS OF PREPARATION

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union.

The financial information has been prepared on the historical cost basis.

No comparative information has been presented as the financial information relates to the first period from incorporation.

At the date of authorisation of this financial information, the following standards and interpretations which have not been applied in this financial information were in issue but not yet effective:

IFRS 4	Insurance Contracts
IFRS 6	Exploration and Evaluation of Mineral Resources
IFRS 7	Financial Instruments – Disclosures; and the related amendment to IFRS 1 on capital disclosures
IFRS 8*	Operating Segments Amendment to IAS 1 Capital Disclosures

Amendment to IAS 1 Capital Disclosures

Amendment to IAS 23 Borrowing Costs*

Amendment to IAS 19 Employee Benefits

Amendments to IAS 39 Financial Instruments

IFRIC 4	Determining Whether an Arrangement Contains a Lease
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6	Liabilities arising from Participation in a Specific Market: Waste Electrical and Electronic Equipment
IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of embedded derivatives
IFRIC 10	Interim financial reporting and impairments
IFRIC 11	IFRS 2 – Group and treasury share transactions
IFRIC 12*	Service Concession Arrangements
IFRIC 13*	Customer Loyalty Programmes

* not endorsed by the EU at the date of authorisation of this financial information

The Directors anticipate that the adoption of these standards and Interpretations in future periods will have no material impact on the financial information of the Group.

BASIS OF CONSOLIDATION

The consolidated financial information, incorporating the financial information of Nviro Cleantech Limited and entities under its control (its subsidiaries), is made up to 30 September each year. Control is achieved where the company has the power to govern the operational and financial policies of an entity so as to gain from its activities.

The results of subsidiaries acquired during the period are included in the consolidated income statement from the effective date of acquisition.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

BUSINESS COMBINATIONS

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

GOODWILL

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. If the recoverable amount is less than the carrying value of goodwill an impairment loss is required. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration receivable and represents amounts receivable for goods and services in the normal course of business, net of value added tax.

FOREIGN CURRENCIES

The individual financial information of each group company is presented in the currency of the primary economic environment in which it operates, (its functional currency). For the purposes of the consolidated financial information, the results and financial position of each group company are expressed in pounds sterling, which is the functional currency of the company and the presentational currency for the consolidated financial information.

In preparing the financial information of the individual companies, transactions in currencies other than the entities functional currency, (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Exchange differences arising are included in the profit or loss for the period.

The assets and liabilities of the group's foreign operations are translated at the exchange rate prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the group's translation reserve. Such translation differences are recognised as profit or loss in the period in which the operation is disposed of.

BORROWING COSTS

Borrowing costs are recognised in income or expense in the period in which they are incurred.

OPERATING LOSS

Operating loss is stated before investment income and finance costs.

TAXATION

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

INTERNALLY-GENERATED INTANGIBLE ASSETS - RESEARCH AND DEVELOPMENT EXPENDITURE

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the group's development activities is recognised only if the following conditions are met:

- An asset is created that can be identified;
- It is probable that the asset created will generate future economic benefits;
- The development cost of the asset can be measured reliably;
- The product is technically feasible; and
- Sufficient resources are available to complete the development and use or sell the intangible asset.

Internally-generated intangible assets are amortised on a straight line basis over their useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

FINANCIAL INSTRUMENTS

Trade Receivables

Trade receivables are measured at their initial recognition at fair value and subsequently at amortised cost. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and on demand deposits.

Trade Payables

Trade payables are stated at their fair value.

Equity Instruments

Equity instruments issued by the company are recorded at the proceeds received net of direct issue costs.

SHARE BASED PAYMENTS

The group has applied the requirements of IFRS 2 Share based payment. The group issues equity settled share based payments to employees and other third party contractors. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the group's estimate of shares that will eventually vest and adjusted for the effect of non market based vesting conditions.

Fair value is measured by use of the Black Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

OPERATING LEASES

Rentals under operating leases are charged to the income statement on a straight line basis over the period of the relevant lease.

MANAGEMENT ESTIMATION

In the process of applying the group's accounting policies above, management has made the following judgements and estimates that have the most significant effect on the amounts recognised in the financial information.

Share Based Payments

Management have made numerous judgements regarding the calculation of the share based payment expense in the accounts, including, the expected volatility of the company's shares, the share price to be used in the calculation and the most appropriate risk free rate to use. In making these judgements, management considered the share price volatility of a number of the company's competitors and current interest rates. The actual figures used in the calculation are shown in note 14 along with the total share based payment expense reflected in the accounts.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

For the period ended 30 September 2006

1. SEGMENT REPORTING

The group currently operates in two geographical markets, the United Kingdom and the USA. This is the basis on which the group records its primary segment information.

	USA *£'000*	*United Kingdom* *£'000*
Non-cash expenses	–	35
Segment result	(478)	(379)
Loss before and after tax	(478)	(379)
Segment Assets	–	–
Segment Liabilities	(460)	(343)

The operations of the group in the period comprised of one class of business, the development of clean technology.

There has been no revenue in the period and hence none is disclosed.

2. LOSS FOR THE PERIOD

	Period from 28 October 2005 to 30 September 2006 *£'000*
The Loss for the period has been arrived at after charging:	
Research costs	50
Consultancy	251
Director's consultancy payments	118
Legal and professional fees	137
Operating lease charges	22
Share based payment expense	35
Goodwill Impairment	214
Other	42
Fees payable to the company's auditor:	
Other services (non-statutory audit fees)	10

3. EMPLOYEES' AND DIRECTORS' EMOLUMENTS

See note 18 for details of transactions with directors. There were no other employees in the period to 30 September 2006.

Two directors were granted share options on 15 July 2006, totalling 450,000 shares, at an exercise price of £0.10 per share. Neither director exercised any share options during the period.

4. TAXATION

	Period from 28 October 2005 to 30 September 2006 £'000
Current tax:	
UK corporation tax on losses of period	-
Total current tax	-
Deferred tax:	
Origination and reversal of timing differences	-
Total deferred tax	-
Tax on loss on ordinary activities	-

Factors affecting tax charge for the period	
The tax assessed for the period is lower than the standard rate of corporation tax for small companies (19%) as explained below:	
Loss before taxation	(857)
Loss before taxation multiplied by the standard rate of corporation tax for small companies (19%)	(163)
Effects of:	
Tax losses carried forward	156
Disallowed expenses	7
Current tax charge for the period	-

At the balance sheet date, the group has unused tax losses of £822,000 available for offset against future profits. No deferred tax asset has been recognised in respect of these losses due to the unpredictability of future profit streams.

5. LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period after taxation of £857,000 and 4,626,560 ordinary shares, being the weighted average number of shares in issue for the period. As there is a loss for the period, there is no dilutive effect of the share options and therefore no difference between the basic and diluted earnings per share.

6. GOODWILL

	£'000
Cost:	
At incorporation	–
Recognised on acquisition of a subsidiary	214
30 September 2006	214
Accumulated Impairment Losses:	
At incorporation	–
Impairment losses for the period	214
30 September 2006	214
Carrying Amount:	
30 September 2006	–

Goodwill of £214,000 which arose from the acquisition of Nviro Cleantech Inc has been impaired during the period. Nviro Cleantech Inc is an administrative support company for the group and it is not anticipated that it will be revenue generating. For this reason the goodwill has been impaired.

7. SUBSIDIARIES

As at the balance sheet date, the company had an interest in the following companies:

Name	*Country of Incorporation*	*Ownership interest*	*Nature of business*
Organotect Inc.	USA	65%	Dormant
Stillclear Environmental Limited	United Kingdom	100%	Dormant
Laseair Limited	United Kingdom	100%	Dormant
Microrelease Limited	United Kingdom	100%	Dormant
Nviro Cleantech Inc	USA	100%	Administrative support

8. CREDIT AND LIQUIDITY RISK

The group does not have any financial asset and therefore has no credit risk.

Whilst the company had no assets as of the date of this financial information, it had an available credit facility in an amount to meet all of the company's existing liabilities. Subsequent to the period end, the company raised funds to meet these liabilities.

9. TRADE AND OTHER PAYABLES

	2006 *£'000*
Trade creditors	18
Due to related party undertaking	355
Other creditors	180
Accruals and deferred income	250
	803

The amount in other creditors of £180,000 represents a loan from Life Science Ventures Limited. Further details regarding the capitalisation of this loan after 30 September 2006 are disclosed in note 15 to these accounts.

10. LOAN FACILITY

At 30 September 2006, the group had available £1.32 million of undrawn borrowing facilities.

11. SHARE CAPITAL

	2006
	£'000
Authorised:	
50,000,000 ordinary shares of £0.001 each	50
Allotted, issued and paid:	
21,000,000 ordinary shares of £0.001 each	21

The company was incorporated with an authorised share capital of 1,000 ordinary shares of £1 each, of which two shares were allotted.

On 18 July 2006, the authorised share capital of the company was increased to £50,000 via the creation of 49,000 ordinary shares of £1 each, ranking *pari passu* with the existing ordinary shares. On the same date, the £1 ordinary shares were subdivided into 50 million shares of £0.001 each.

On 1 August 2006, 21 million ordinary shares of £0.001 each were issued at par, in exchange for consultancy services received. Of this amount, 1 million were issued as consideration for the purchase of Nviro Cleantech Inc in March 2006.

On 13 December 2006, a further 8,257,471 ordinary shares of £0.001 each were issued, fully paid, for £0.43 per share, giving total consideration of £3,550,713.

On 23 May 2007, a further 2,570,581 ordinary shares of £0.001 each were issued, fully paid, for £0.51 per share, giving total consideration of £1,310,996.

At 30 September 2006, 2.5 million shares from the total authorised share capital, were set aside for the issue of share options.

12. SHARE CAPITAL AND RESERVES

	Share Capital	*Translation Reserve*	*Share based payment reserve*	*Accum-ulated losses*	*Total*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Balance at 28 October 2005	–	–	–	–	–
Issue of share capital	21	–	–	–	21
Exchange differences	–	19	–	–	19
Share based payments	–	–	14	–	14
Loss for the period	–	–	–	(857)	(857)
Balance at 30 September 2006	21	19	14	(857)	(803)

Included within share capital issued are 20 million shares of £0.001 each issued in payment for consultancy services.

13. NOTES TO THE CASHFLOW STATEMENT

	2006 *£'000*
Operating Activities:	
Operating loss for the period	(857)
Share based payment expense	35
Operating cash flows before movements in working capital	(822)
Increase in payables	822
Net cash from operating activities	-

14. SHARE BASED PAYMENTS

The company has a share option scheme for certain employees of the group and other third party contractors. During the period options were granted on 15 July 2006 at 10p per share, with an exercise period of 10 years. Options are forfeited if the employee leaves the group before the options vest. The options have a variety of vesting periods, ranging from those that have already vested to 27 months from the date of these accounts.

Details of the share options outstanding during the period are as follows:

	Number of share options	*Weighted average exercise price* *£*
Granted during the period	800,000	0.10
Outstanding at 30 September 2006	800,000	0.10
Exercisable at 30 September 2006	87,500	0.10

The options outstanding at 30 September 2006 had a weighted average exercise price of £0.10 and a weighted average remaining contractual life of 10 years.

The inputs into the Black Scholes model are as follows:	
Weighted average share price (pence)	10p
Weighted average exercise price (pence)	10p
Expected volatility	33.12%
Expected life (months)	17
Risk free rate	6%
Expected dividend yield	3%

Expected volatility was determined by calculating the historical volatility of the share price of a number of the company's competitors over the previous year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations.

The group recognised total expenses of £14,435 related to equity settled share based payment transactions, (as a result of the implementation of the share option scheme) during the period of which £7,132 related to employees, (including Executive Directors of the group). An expense of £21,000 was also recognised as a result of the issue of shares in consideration for the provision of consultancy services. The total share based payment expense recognised in the accounts is £35,435.

During the period, 20 million ordinary shares of £0.001 each were issued at par in exchange for consultancy services received.

15. OPERATING LEASE COMMITMENTS

	2006 £'000
Minimum lease payments under operating leases recognised in income and expense for the period	22
At the balance sheet date, the group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:	
Within one year	30

16. SUBSEQUENT EVENTS

On 27 November 2006 the group incorporated a new subsidiary, Clean Coal Technologies Inc., which subsequently changed its name to Vertus Technologies US, LLC.

On 27 December 2006, a total of 310,000 options were granted at an exercise price of £0.43. 130,000 vested immediately, 90,000 at the end of 2007 and 90,000 at the end of 2008. The exercise period for the options was 10 years.

A further 232,558 options were granted on 27 February 2007, again with an exercise period of 10 years and an exercise price of £0.43.

542,791 options were granted on 28 February 2007, also with an exercise period of 10 years and an exercise price of £0.43.

A further 379,295 options were granted on 14 June 2007, with an exercise period of 10 years and an exercise price of £0.51.

On 8 December 2006, the group incorporated two new subsidiaries in the Cayman Islands, Nviro Cleantech Limited and CCT Global Limited, which subsequently changed its name to Vertus Technologies Limited.

On 13 December 2006, the total amount due to Life Science Ventures of £910,712 was capitalised. 2,117,934 shares were issued at £0.43 per share.

On the same date a further 6,139,537 ordinary shares of £0.001 each were issued, fully paid, for consideration of £0.43 per share, giving total consideration of £2,640,000.

On 23 May 2007, a further 2,570,581 ordinary shares of £0.001 each were issued, fully paid, for £0.51 per share, giving total consideration of £1,310,996.

On 7 June 2007, a further 88,147 ordinary shares of £0.001 each were issued, fully paid for £0.51 per share.

On 3 July 2007, the company's entire share capital was purchased by Nviro Cleantech plc, the consideration being 31,916,199 ordinary shares of £0.001 each in Nviro Cleantech plc.

Pursuant to the share for share exchange, all outstanding options over shares in Nviro Cleantech Limited were replaced by commensurate options over ordinary shares in Nviro Cleantech plc on 3 July 2007.

On 1 June 2007, Vertus Technologies Limited entered into a commercial development agreement with 3R Environmental Technologies Limited under which 3R Environmental Technologies Limited was granted an option to acquire 30 per cent. of Vertus Technologies Limited for consideration of £1. Such option becomes exercisable upon: an offer being made by a third party for the entire issued share capital of Vertus Technologies Limited or for more than 50 per cent. of the assets of Vertus Technologies Limited; or Vertus Technologies Limited becoming irrevocably committed to the process of an IPO; or Vertus Technologies Limited achieving three successive months positive cash flow.

On 16 February 2007 Balama Nviro Limited was incorporated in the British Virgin Islands, with 50 per cent. of its issued share capital held by Vertus Technologies Limited.

17. RELATED PARTY TRANSACTIONS

The transactions between the company and its subsidiaries, which are related parties have been eliminated on consolidation. No amounts were owed to or by such subsidiaries at the period end and there were no material transactions between the group companies during the period.

Core Capital Holdings LLC are a shareholder of the company. During the period, they provided consultancy services to the group totalling £34,761 of which the whole amount was outstanding at the period end.

18. TRANSACTIONS WITH DIRECTORS

Services provided by directors of the company to the group during the period are as follows:

C Every – Consultancy	£117,833

All amounts were outstanding at the period end and are included in current liabilities.

Share based payments to directors are disclosed in Note 14.

19. STAFF COSTS

The directors were the only members of staff and key management in the period and their services were provided under consultancy contracts rather than as employees. Details of remuneration are provided in Note 18 above.

20. ACQUISITION OF SUBSIDIARY

On 23 March 2006, the group acquired 100 per cent. of the issued share capital of Nviro Cleantech Inc for consideration of £1,000. Nviro Cleantech Inc provides administrative support to the group. The transaction has been accounted for using the purchase method of accounting.

	Book value and Fair value £'000
Net liabilities acquired:	
Trade and other payables	(213)
Goodwill	214
Total Consideration	1
Satisfied by:	
Shares in Nviro Cleantech Limited	1

The fair value of all liabilities acquired was also their book value.

The consideration for the acquisition was 1,000 shares of £1 each in Nviro Cleantech Limited.

Between the date of acquisition and the 30 September 2006, Nviro Cleantech Inc contributed £478,000 to the group's loss before taxation.

SECTION B – ACCOUNTANTS' REPORT ON THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF NVIRO CLEANTECH LIMITED

The following is the full text of a report on Nviro Cleantech Limited from Baker Tilly Corporate Finance LLP, the Reporting Accountants, to the Directors of Nviro Cleantech plc ("the Company").

BAKER TILLY
2 Bloomsbury Street
London WC1B 3ST
www.bakertilly.co.uk

The Directors
Nviro Cleantech plc
Burleigh Manor
Peel Road
Douglas
Isle of Man IM1 5EP

26 July 2007

Dear Sirs

Nviro Cleantech Limited

We report on the financial information set out in Section A of Part IV. This financial information has been prepared for inclusion in the Admission Document dated 26 July 2007 ("Admission Document") of Nviro Cleantech plc on the basis of the accounting policies set out on pages 44 to 47.

This report is required by paragraph 20.1 of Annex 1 of the Prospectus Rules as applied by part (a) of Schedule Two to the AIM Rules and is given for the purpose of complying with that paragraph and for no other purpose.

Save for any responsibility arising under paragraph 20.1 of Annex I of the Prospectus Rules as applied by part (a) of Schedule Two to the AIM Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 20.1 of Annex I of the Prospectus Rules as applied by part (a) of Schedule Two to the AIM Rules, consenting to its inclusion in the Admission Document.

Responsibilities

As described on page 41 the Directors of the Company are responsible for preparing the financial information on the basis of preparation set out on page 44 of the Historical Financial Information and in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Admission Document, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Admission Document, a true and fair view of the state of affairs of Nviro Cleantech Limited as at the date stated and of its losses and changes in equity for the period then ended in accordance with the basis of preparation set out on page 44 and in accordance with International Financial Reporting Standards as adopted by the European Union as described on pages 44 to 47.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in any jurisdictions other than the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those other standards and practices.

Declaration

For the purposes of part (a) of Schedule Two to the AIM Rules we are responsible for this report as part of the Admission Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import.

Yours faithfully

Baker Tilly Corporate Finance LLP
Regulated by the Institute of Chartered Accountants in England and Wales

Baker Tilly Corporate Finance LLP is a limited liability partnership registered in England and Wales, registered no. OC325347. A list of the names of members is open to inspection at the registered office 2 Bloomsbury Street London WC1B 3ST

PART V

UNAUDITED CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATING TO NVIRO CLEANTECH LIMITED

The unaudited consolidated interim financial information on Nviro Cleantech Limited for the six month period ended 31 March 2007 has been prepared by the Directors and has not been reviewed or audited by the Reporting Accountants or by the auditors.

CONSOLIDATED INCOME STATEMENT

For the period ended 31 March 2007

		Period from 1 October 2006 to 31 March 2007	*Period from 28 October 2005 to 31 March 2006*
CONTINUING OPERATIONS	*Notes*	*£'000*	*£'000*
Administrative expenses		(1,664)	(278)
OPERATING LOSS	2	(1,664)	(278)
Investment revenue		27	–
LOSS BEFORE TAXATION		(1,637)	(278)
Taxation	4	–	–
LOSS FOR THE PERIOD	11	(1,637)	(278)
Attributable to:			
Equity holders of the parent		(1,596)	(278)
Minority Interest		(41)	–
		(1,637)	(278)
LOSS PER SHARE			
From continuing operations:			
Basic and diluted	5	(6.32p)	(£139)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended 31 March 2007

	Share Capital £'000	Share Premium £'000	Translation Reserve £'000	Share based payment reserve £'000	Accumulated losses £'000	Total £'000
Balance at 30 September 2006	21	–	19	14	(857)	(803)
Issue of share capital	8	3,531	–	–	–	3,539
Costs associated with the share capital issue	–	(244)	–	–	–	(244)
Exchange differences arising on translation of overseas operations	–	–	11	–	–	11
Share based payments	–	–	–	114	–	114
Loss for the period	–	–	–	–	(1,637)	(1,637)
Balance at 31 March 2007	29	3,287	30	128	(2,494)	980

CONSOLIDATED BALANCE SHEET

As at 31 March 2007

	Notes	As at 31 March 2007 £'000	As at 31 March 2006 £'000
NON CURRENT ASSETS			
Goodwill	6	–	–
CURRENT ASSETS			
Cash and cash equivalents		1,650	–
TOTAL ASSETS		1,650	–
CURRENT LIABILITIES			
Trade and other payables	9	(670)	(279)
NET CURRENT LIABILITIES		(670)	(279)
NET ASSETS/(LIABILITIES)		980	(279)
EQUITY			
Share Capital	10	29	–
Share Premium account	11	3,287	–
Translation Reserve	11	30	(1)
Share based payment reserve	11	128	–
Retained Earnings	11	(2,494)	(278)
Equity attributable to equity holders of the parent		980	(279)
Minority Interest		–	–
Total Equity		980	(279)

CONSOLIDATED CASH FLOW STATEMENT

For the period ended 31 March 2007

	Notes	Period from 1 October 2006 to 31 March 2007 £'000	Period from 28 October 2005 to 31 March 2006 £'000
Net cash from operating activities	12	(761)	–
Investing Activities:			
Interest received		27	–
Net cash received from investing activities		27	–
Financing Activities:			
Proceeds on issue of shares		2,628	–
Costs associated with the issue of shares		(244)	–
Net cash from investing activities		2,384	–
Net increase in cash and cash equivalents		1,650	–
Cash and cash equivalents at beginning of period		–	–
Cash and cash equivalents at end of period		1,650	–

ACCOUNTING POLICIES

GENERAL INFORMATION

Nviro Cleantech Limited is a company incorporated in the United Kingdom, under the Companies Act 1985. The address of the registered office is Savannah House 5th floor, 11–12 Charles II Street, London, SW1Y 4QU. The nature of the group's operations and its principal activities are set out in note 6.

BASIS OF PREPARATION

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union.

The financial information has been prepared on the historical cost basis.

At the date of authorisation of this financial information, the following standards and interpretations which have not been applied in this financial information were in issue but not yet effective:

IFRS 4 Insurance Contracts

IFRS 6 Exploration and Evaluation of Mineral Resources

IFRS 7 Financial Instruments – Disclosures; and the related amendment to IFRS 1 on capital disclosures

IFRS 8* Operating Segments Amendment to IAS 1 Capital Disclosures

Amendment to IAS 1 Capital Disclosures

Amendment to IAS 23 Borrowing Costs*

Amendment to IAS 19 Employee Benefits

Amendments to IAS 39 Financial Instruments

IFRIC 4 Determining Whether an Arrangement Contains a Lease

IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6	Liabilities arising from Participation in a Specific Market: Waste Electrical and Electronic Equipment
IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of embedded derivatives
IFRIC 10	Interim financial reporting and impairments
IFRIC 11	IFRS 2 – Group and treasury share transactions
IFRIC 12*	Service Concession Arrangements
IFRIC 13*	Customer Loyalty Programmes

* not endorsed by the EU at the date of authorisation of this financial information

The directors anticipate that the adoption of these standards and Interpretations in future periods will have no material impact on the financial information of the group.

BASIS OF CONSOLIDATION

The consolidated financial information incorporating the financial information of the company and entities controlled by the company is made up to 30 September each year. Control is achieved where the company has the power to govern the operational and financial policies of an entity so as to gain from its activities.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

BUSINESS COMBINATIONS

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

GOODWILL

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss.

REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration receivable and represents amounts receivable for goods and services in the normal course of business, net of value added tax.

FOREIGN CURRENCIES

The individual financial information of each group company is presented in the currency of the primary economic environment in which it operates, (its functional currency). For the purposes of the consolidated financial information, the results and financial position of each group company are expressed in pounds sterling, which is the functional currency of the company and the presentational currency for the consolidated financial information.

In preparing the financial information of the individual companies, transactions in currencies other than the entities functional currency, (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Exchange differences arising are included in the profit or loss for the period.

The assets and liabilities of the group's foreign operations are translated at the exchange rate prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the group's translation reserve. Such translation differences are recognised as profit or loss in the period in which the operation is disposed of.

BORROWING COSTS

Borrowing costs are recognised in income or expense in the period in which they are incurred.

OPERATING PROFIT

Operating profit is stated before investment income and finance costs.

TAXATION

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

INTERNALLY-GENERATED INTANGIBLE ASSETS - RESEARCH AND DEVELOPMENT EXPENDITURE

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the group's development activities is recognised only if the following conditions are met:

- An asset is created that can be identified;
- It is probable that the asset created will generate future economic benefits;
- The development cost of the asset can be measured reliably;
- The product is technically feasible; and
- Sufficient resources are available to complete the development and use or sell the intangible asset.

Internally-generated intangible assets are amortised on a straight line basis over their useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

FINANCIAL INSTRUMENTS

Trade Receivables

Trade receivables are measured at their initial recognition at fair value. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and on demand deposits.

Trade Payables

Trade payables are stated at their fair value.

Equity Instrumets

Equity instruments issued by the company are recorded at the proceeds received net of direct issue costs.

SHARE BASED PAYMENTS

The group has applied the requirements of IFRS 2 Share based payment. The group issues equity settled share based payments to employees and other third party contractors. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the group's estimate of shares that will eventually vest and adjusted for the effect of non market based vesting conditions.

Fair value is measured by use of the Black Scholes model. The expected life used in the model has been adjusted, based on managements best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

OPERATING LEASES

Rentals under operating leases are charged to the income statement on a straight line basis over the period of the relevant lease.

MANAGEMENT ESTIMATION

In the process of applying the group's accounting policies above, management has made the following judgements and estimates that have the most significant effect on the amounts recognised in the financial information.

Share Based Payments

Management have made numerous judgements regarding the calculation of the share based payment expense in the accounts, including, the expected volatility of the company's shares, the share price to be used in the calculation and the most appropriate risk free rate to use. In making these judgements, management considered the share price volatility of a number of the company's competitors and current interest rates. The actual figures used in the calculation are shown in note 12 along with the total share based payment expense reflected in the accounts.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1. SEGMENT REPORTING

The group currently operates in two geographical markets, the United Kingdom and the USA. This is the basis on which the group records its primary segment information.

	United Kingdom 2007 £'000	*USA 2007 £'000*	*United Kingdom 2006 £'000*	*USA 2006 £'000*
Segment Result	(1,206)	(431)	(64)	-
Loss before and after taxation	(1,206)	(431)	(64)	-

The impairment of goodwill of £214,000 in the period ended 31 March 2006 has not been allocated to any segment.

Segment Assets	1,650	–	–	–
Segment Liabilities	636	34	(65)	(214)

The operations of the group comprise of one class of business, the development of clean technology.

2. LOSS FOR THE PERIOD

	Period from 1 October 2006 to 31 March 2007 £'000	*Period from 28 October 2005 to 31 March 2006 £'000*
The Loss for the period has been arrived at after charging:		
Research costs	720	-
Consultancy	497	2
Director's consultancy payments	105	62
Legal and professional fees	115	–
Share based payment expense	114	-
Goodwill impairment	–	214
Other	113	-
Auditors' remuneration		
As auditors	–	–
Other services	-	-

3. EMPLOYEES' AND DIRECTORS' EMOLUMENTS

As at 31 March 2006, the only employees of the company were the directors. See note 16 for details of transactions with directors.

At 31 March 2007, directors had been granted a total of 992,558 share options over the ordinary share capital of the company. Of this total, 542,558 were granted during the period. All shares granted during the period were at an exercise price of £0.43 per share. None of the directors exercised any share options during the period.

4. TAXATION

	Period from 1 October 2006 to 31 March 2007 £'000	*Period from 28 October 2005 to 31 March 2006 £'000*
Current tax:		
UK corporation tax on losses of period	–	–
Total current tax	–	–
Deferred tax:		
Origination and reversal of timing differences	–	–
Total deferred tax	–	–
Tax on loss on ordinary activities	–	–

Factors affecting tax charge for the period

The tax assessed for the period is lower than the standard rate of corporation tax for small companies (19 per cent.) as explained below:		
Loss before taxation	(1,637)	(278)
Loss before taxation multiplied by the standard rate of corporation tax for small companies (19 per cent.)	(311)	(53)
Effects of:		
Tax losses carried forward	311	53
Disallowed expenses	–	–
Current tax charge for the period	–	–

At the balance sheet date, the group has unused tax losses of £2,459,000 (March 2006: £278,000) available for offset against future profits. No deferred tax asset has been recognised in respect of these losses due to the unpredictability of future profit streams.

5. LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period after taxation of £1,637,000, (2006: £278,000) and 25,900,037, (2006: 2,000) ordinary shares, being the weighted average number of shares in issue for the period. As there is a loss for the period, there is no dilutive effect of the share options and therefore no difference between the basic and diluted earnings per share.

6. GOODWILL

	£'000
Cost:	
At 1 October 2006 and 31 March 2007	214
Accumulated Impairment Losses:	
At 1 October 2006 and 31 March 2007	214
Carrying Amount:	
30 September 2006 and 31 March 2007	–

7. SUBSIDIARIES

As at the balance sheet date, the company had an interest in the following companies:

Name	*Country of Incorporation*	*Ownership interest*	*Nature of business*
Organotect Inc.	USA	65%	Development & exploitation of clean technologies
Vertus Technologies Limited	Cayman Islands	100%	Development & exploitation of clean technologies
Stillclear Environmental Limited	United Kingdom	100%	Development & exploitation of clean technologies
Laseair Limited	United Kingdom	100%	Development & exploitation of clean technologies
Microrelease Limited	United Kingdom	100%	Development & exploitation of clean technologies
Nviro Cleantech Inc	USA	100%	Administrative support
Nviro Cleantech Limited	Cayman Islands	100%	Holding Company
Vertus Technologies US LLC	USA	100%	Development & exploitation of clean technologies

8. CREDIT RISK

The group does not have any financial asset except for cash and therefore has no credit risk.

9. TRADE AND OTHER PAYABLES

	As at 31 March 2007 £'000	*As at 31 March 2006 £'000*
Trade creditors	436	16
Due to related party undertaking	–	193
Other creditors	–	–
Accruals and deferred income	234	70
	670	279

10. SHARE CAPITAL

	As at 31 March 2007 £'000	*As at 31 March 2006 £'000*
Authorised:		
50,000,000 ordinary shares of £0.001 each	50	–
Allotted, issued and fully paid:		
29,257,471 ordinary shares of £0.001 each	29	–

On 13 December 2006, 8,257,471 ordinary shares of £0.001 each were issued, fully paid, for £0.43 per share, giving total consideration of £3,550,713. Of this share issue, 2,117,934 shares were issued to Life Science Ventures, the consideration of which was the forgiveness of a loan due to Life Science Ventures of £910,712.

10. SHARE CAPITAL (continued)

At 31 March 2007, 2.5 million shares from the total authorised share capital, were set aside for the issue of share options

11. RESERVES

	Share Premium £'000	*Translation Reserve £'000*	*Share based payment reserve £'000*	*Accumulated losses £'000*	*Total £'000*
Balance at 1 October 2006	–	19	14	(857)	(824)
Issue of share capital	3,531	–	–	–	3,531
Costs associated with the share capital issue	(244)	–	–	–	(244)
Exchange differences	–	11	–	–	11
Share based payments	–	–	114	–	114
Loss for the period	–	–	–	(1,637)	(1,637)
Balance at 31 March 2007	3,287	30	128	(2,494)	951

12. NOTES TO THE CASHFLOW STATEMENT

	2007 £'000	*2006 £'000*
Operating Activities:		
Operating loss for the period	(1,664)	(64)
Effect of foreign exchange differences	11	(1)
Increase in goodwill	–	(214)
Share based payment expense	114	–
Operating cash flows before movements in working capital	(1,539)	(279)
Increase in payables	778	279
Net cash from operating activities	(761)	–

13. SHARE BASED PAYMENTS

The company has a share option scheme for certain employees of the group and other third party contractors. Options are exercisable at two different prices being £0.10 and £0.43. Options are forfeited if the employee leaves the group before the options vest. The options have a variety of vesting periods, ranging from those that have already vested to 27 months from the date of these accounts.

13. SHARE BASED PAYMENTS *continued*

Details of the share options outstanding during the period are as follows:

	2007		2006	
	Number of share options	*Weighted average exercise price £*	*Number of share options*	*Weighted average exercise price £*
Outstanding at 1 October 2006	800,000	0.10	–	–
Granted during the period	1,085,349	0.43	–	–
Outstanding at 31 March 2007	1,885,349	0.29	–	–
Exercisable at the end of the period	992,849	0.40	–	–

The options outstanding at 31 March 2007 had a weighted average exercise price of £0.29 and

a weighted average remaining contractual life of 9 years and 8 months.

The inputs into the Black Scholes model are as follows:

Weighted average share price (pence)	10p
Weighted average exercise price (pence)	10p
Expected volatility	33.12%
Expected life (months)	17
Risk free rate	6%
Expected dividend yield	3%

Expected volatility was determined by calculating the historical volatility of the share price of a number of the company's competitors over the previous year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations.

The group recognised total expenses of £113,296 (2006: £Nil) related to equity settled share based payment transactions, during the period of which £44,918 (2006: Nil) related to employees, (including Executive Directors of the group).

14. OPERATING LEASE COMMITMENTS

	2007 £'000	2006 £'000
Minimum lease payments under operating leases recognised in income and expense for the period	15	22
At the balance sheet date, the group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:		
Within one year	30	30

15. RELATED PARTY TRANSACTIONS

The transactions between the company and its subsidiaries, which are related parties have been eliminated on consolidation. No amounts were owed to or by such subsidiaries at the period end And there were no material transactions between the group companies during the period.

Core Capital Holdings LLC are a shareholder of the company. During the period, they provided consultancy services to the group totalling £38,785, (2006: £Nil).

16. TRANSACTIONS WITH DIRECTORS & KEY MANAGEMENT

Services provided by directors of the company to the group during the period are as follows:

C Every – Consultancy	£55,000, (2006: £62,833)
P Rugg – Consultancy	£22,500 (2006: £Nil). The services of P Rugg were provided by a company called Inflect Technologies Limited
Mustapha Omar – Consultancy	£8,333 (2006: £Nil)
JSD Leach – Non Executive Director	£5,175, (2006: £Nil)
EJG Cooper – Non executive director	£4,500, (2006: £Nil)
PT Hollobone – Non executive director	£4,500, (2006: £Nil)
DR Sedgewick – Non executive director	£4,500, (2006: £Nil)

Services provided by the key management of the group during the period are as follows;

Charles Forrester – Consultancy	£22,275, (2006: £Nil)

17. SUBSEQUENT EVENTS

On 23 May 2007, 2,570,581 ordinary shares of £0.001 each were issued, fully paid, for £0.51 per share, giving total consideration of £1,310,996.

On 1 June 2007, Vertus Technologies Limited entered into a commercial development agreement with 3R Environmental Technologies Limited under which 3R Environmental Technologies Limited was granted an option to acquire 30 per cent. of Vertus Technologies Limited for consideration of £1. Such option becomes exercisable upon: an offer being made by a third party for the entire issued share capital of Vertus Technologies Limited or for more than 50 per cent. of the assets of Vertus Technologies Limited; or Vertus Technologies Limited becoming irrevocably committed to the process of an IPO; or Vertus Technologies Limited achieving three successive months positive cash flow.

On 7 June 2007, 88,147 ordinary shares of £0.001 each were issued, fully paid, for £0.51 per share.

On 14 June 2007, 379,295 options were granted, with an exercise period of 10 years and an exercise price of £0.51.

On 16 February 2007 Balama Nviro Limited was incorporated in the British Virgin Islands, with 50 per cent. of its issued share capital held by Vertus Technologies Limited.

On 3 July 2007, the company's entire share capital was purchased by Nviro Cleantech plc, the consideration being 31,916,199 ordinary shares of £0.001 each in Nviro Cleantech plc.

Pursuant to the share for share exchange, all outstanding options over shares in Nviro Cleantech Limited were replaced by commensurate options over shares in Nviro Cleantech plc on 3 July 2007.

PART VI

ADDITIONAL INFORMATION

1. Responsibility Statement

The Directors of the Company (whose names appear on page 7) accept responsibility, both individually and collectively, for the information contained in this Document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Document is in accordance with the facts and there are no other facts which, if omitted, would affect the import of such information. All Directors accept responsibility accordingly.

2. Incorporation and Status of the Company

2.1 The Company was incorporated in the Isle of Man on 17 May 2006 as a public limited company under the Acts, with number 116537C and with the name Nviroclcantech PLC. On 18 May 2007, the Company received approval from the Financial Supervision Commission in the Isle of Man to change its name to Nviro Cleantech plc which was formally adopted by the passing of a written resolution to such effect on 26 June 2007.

2.2 The principal legislation under which the Company operates is the Acts and the regulations made thereunder and all subsequent amendments thereto.

2.3 The liability of the members of the Company is limited.

2.4 The registered office of the Company is at Burleigh Manor, Peel Road, Douglas, Isle of Man IM1 5EP, telephone number 01624 629 369.

2.5 The accounting reference date of the Company is currently 30 September.

2.6 The Company owns 100 per cent. of the issued share capital of:

2.6.1 *Nviro Cleantech Limited*

Incorporated and registered in England and Wales on 28 October 2005, as a private limited company and with registered number 05606469.

Nviro Cleantech Limited owns 100 per cent. of the issued share capital of 4 subsidiary companies:

2.6.2 *Microrelease Limited*

Incorporated and registered in England and Wales on 29 March 2006, as a private limited company and with registered number 5760527.

By virtue of a licence dated 11 December 2006, Microrelease Limited has agreed to issue FIRA ordinary shares at a nominal sum, totalling 20 per cent. of the issued share capital of the company, between the date of Admission and 30 September 2007. Further details about the licence are set out at 12.1.9 below.

2.6.3 *Laseair Limited*

Incorporated and registered in England and Wales on 29 March 2006, as a private limited company and with registered number 5760532.

By virtue of a licence dated 20 November 2006, Laseair Limited has agreed to issue University of Glasgow and Dr. Ian Watson ordinary shares at a nominal sum, totalling 20 per cent. of the issued share capital of the company, between the date of Admission and 30 September 2007. Further details about the licence are set out at 12.1.12 below.

2.6.4 *Stillclear Environmental Limited*

Incorporated and registered in England and Wales on 2 November 2005, as a private limited company and with registered number 5610084.

By virtue of a licence dated 5 February 2007, Stillclear Environmental Limited has agreed to issue Clean Carbon Combustion Limited ordinary shares at a nominal sum, totalling 30 per cent. of the issued share capital of the company, between the date of Admission and 30 September 2007. Further details about the licence are set out at 12.1.10 below.

2.6.5 *Nviro Cleantech, Inc*

Incorporated in the State of Delaware, US, on 24 October 2005 and with registered number 4245247. The company is authorised to issue 60 million shares at $0.001 par value of which 50 million are common stock and 10 million are preferred stock.

2.6.6 *Nviro Cleantech Limited (Cayman Islands)*

Incorporated in the Cayman Islands as a company with limited liability on 8 December 2006 and with the registered number 178784. The company is authorised to issue 50,000 ordinary shares at $1.00 par value.

Nviro Cleantech Limited (Cayman Islands) owns 65 per cent. and 100 per cent. respectively of the issued share capital of the 2 following subsidiaries:

2.6.7 *Organotect, Inc – 65 per cent.*

Incorporated in the State of Delaware, US, as a corporation with limited liability on 22 March 2006 and with registered number 4611386. The company is authorised to issue 1,500 shares at $0.001 par value; and

2.6.8 *Vertus Technologies Limited – 100 per cent.*

Incorporated in the Cayman Islands as a company with limited liability on 8 December 2006 and with the registered number 178780. The company is authorised to issue 50,000 ordinary shares at $1.00 par value.

By virtue of a licence dated 1 June 2007, 3R Environmental Technologies Limited will be granted an option over shares in Vertus Technologies Limited, totalling 30 per cent. of the issued share capital of the company, between the date of Admission and 30 September 2007. Further details about the licence are set out at 12.1.8 below.

Vertus Technologies Limited (Cayman Islands) owns 100 per cent. and 50 per cent. respectively of the issued share capital of the following:

2.6.9 *Vertus Technologies US, LLC – 100 per cent.*

Incorporated in the State of Nevada, US, as a limited liability company on 27 November 2006 and with registered number E0884162006-6. The company is authorised to issue 20 million shares at $0.001 par value.

2.6.10 *Balama Nviro Limited – 50 per cent.*

Incorporated in the British Virgin Islands as a limited company with registered number 1387233. The company is authorised to issue 50,000 shares at $1.00 par value.

2.7 A Group structure diagram is set out below.

Nviro Cleantech plc Corporate Structure


Nviro Cleantech plc
Nviro Cleantech Limited (UK)
Nviro Cleantech. Inc. (US)
Nviro Cleantech Limited (Cayman Islands)
Vertus Technologies Limited (Cayman Islands)
Organotect. Inc. (US)
Microrelease Limited
Lasealr Limited
Still Clear Environmental Limited
Vertus Technologies US LLC (US)
Balama Nviro Limited (China JV – BVI)

3. Share Capital

3.1 The Company was incorporated with an authorised share capital of £2,000 divided into 2,000 Ordinary Shares of £1.00 each, 2 Ordinary Shares were fully subscribed for and issued at par. Pursuant to a written resolution dated 26 June 2007 the authorised share capital was increased to £100,000 by the creation of a further 98,000 Ordinary Shares and then sub-divided into 100,000,000 Ordinary Shares of £0.001 each.

3.2 The authorised and issued fully paid up share capital of the Company as at the date of this document and as it is expected to be immediately following Admission is as follows:

	Authorised share capital		*Issued share capital*	
	£	*Number*	*£*	*Number*
As at the date of this document	100,000	100,000,000	31,916.20	31,916,199
Following Admission	100,000	100,000,000	43,820.96	43,820,961

3.3 Pursuant to a written resolution of the members of the Company dated 26 June 2007 the following resolution was passed:

3.3.1 the Directors be and are hereby generally and unconditionally authorised pursuant to paragraph 5 of the Articles to allot new ordinary shares of £0.001 in the capital of the Company for cash up to the amount of the Company's authorised share capital as if the rights of pre-emption conferred in paragraph 5.2 of the Articles did not apply to any such allotment provided always that following Admission the authority conferred by the resolution shall be limited to the allotment of new ordinary shares up to an aggregate nominal value equal to 10 per cent. of the issued ordinary share capital of the Company immediately following Admission and provided further that the authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the annual general meeting of the Company to be held in 2008 save that the Company may before such expiry make an offer or agreement which would or might require new ordinary shares of £0.001 in the capital of the Company to be allotted after such expiry but otherwise in accordance with the foregoing provisions of this power in which case the

Directors may allot new ordinary shares of £0.001 in the capital of the Company in pursuance of such offer or agreement as if the power conferred hereby had not expired.

3.4 Isle of Man law does not impose obligations on the directors of a company to issue securities *pro rata* to the existing shareholders of the company, as is the case under sections 80 and 89 of the UK Act. Provisions have been included in the Articles which confer on Shareholders rights of pre-emption in respect of the allotment of equity securities which are paid up in cash. The relevant provisions of the Articles apply to the authorised but unissued share capital of the Company except to the extent disapplied by the resolution referred to in sub-paragraph 3.3.1 above.

3.5 The Placing Shares will rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission on the ordinary share capital.

3.6 Save as disclosed in this document:

3.6.1 no share or loan capital in the Company or the Group is under option or is the subject of an agreement, conditional or unconditional, to be put under option and there is no current intention to issue any of the authorised and unissued Ordinary Shares; and

3.6.2 no share or loan capital of the Company or of the Group has been issued for cash or other consideration within the period since incorporation of the Company and the date of this document and no such issue is proposed.

3.7 The Ordinary Shares have been created under the Acts.

3.8 The Articles permit the Company to issue shares in uncertificated form. The Ordinary Shares are in registered form and may be held in certificated form or in uncertificated form through CREST.

3.9 The International Security Identification number for the Ordinary Shares is IM00B1Z8BS02.

3.10 The Placing Shares that are being issued by the Company under the Placing are being issued at a price of 63 pence per share, representing a premium of 62.9 pence over their nominal value. The Placing Price is payable in full in cash on application. No applications for Placing Shares have been or will be accepted other than under the terms of the Placing Agreement and the placing letters sent to prospective placees under the Placing. All the Placing Shares have been conditionally placed.

3.11 None of the Ordinary Shares have been sold or are available in whole or in part to the public in conjunction with the application for Admission.

4. Memorandum of Association

4.1 The Companies Act 1986 (the "**1986 Act**") of the Isle of Man removed the need for the objects of a company incorporated in the Isle of Man after 1 June 1988 to be set out in the Memorandum of Association of the company, by providing that the company has, subject to the 1986 Act, the capacity and the rights, powers and privileges of an individual. As the Company is a company which was incorporated in the Isle of Man after 1 June 1988, the objects of the company are not set out in its Memorandum of Association but, pursuant to the 1986 Act, the Company has the capacity and, subject to the 1986 Act, the rights, powers and privileges of an individual.

The Memorandum of Association of the Company does not set out any restrictions on the exercise of the rights, powers and privileges of the Company.

5. Articles of Association

Pursuant to a written resolution dated 26 June 2007, the Articles of Association of the Company were adopted. They contain provisions, *inter alia*, to the following effect:

5.1 *Votes of Members*

Subject to the provisions of the Acts and to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to the Articles, at any general meeting every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall on a show of hands have one vote and on a poll every member present in person or by proxy or (being a corporation) by a duly authorised representative shall have one vote for each share of which he is the holder.

5.2 *Dividends*

Subject to the provisions of the Articles, the Company may by ordinary resolution declare that out of profits available for distribution in accordance with Isle of Man law dividends be paid to members according to their respective rights and interests in the profits of the Company available for distribution. However, no dividend shall exceed the amount recommended by the Board. There is no fixed date on which an entitlement to dividend arises.

5.3 *General Meetings*

Subject to the provisions of the Acts, annual general meetings shall be held at such time and place as the Board may determine.

All general meetings other than annual general meetings, shall be called extraordinary general meetings.

The Board may convene an extraordinary general meeting whenever it thinks fit. At any meeting convened on such requisition (or any meeting requisitioned pursuant to section 113 of the Isle of Man Companies Act 1931) no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not sufficient members of the Board to convene a general meeting, any Director or any member of the Company may call a general meeting.

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution appointing a person as a Director or (save as provided by the Isle of Man Companies Act 1931) a resolution of which special notice has been given to the Company shall be convened by not less than twenty-one clear days' notice in writing. Other extraordinary general meetings shall be convened by not less than fourteen clear days' notice in writing. Notwithstanding that a meeting is convened by shorter notice than that specified in this Article, it shall be deemed to have been properly convened if it is so agreed by all the members entitled to attend and vote at the meeting.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business but the absence of a quorum shall not preclude the choice or appointment of a Chairman which shall not be treated as part of the business of the meeting. Subject to the provisions of the Articles, two persons entitled to attend and to vote on the business to be transacted, each being a member present in person or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be quorum. If within fifteen minutes (or such longer interval not exceeding one hour as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to later on the same day, to the same day in the next week at the same time and place, or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine, being not less than fourteen nor more than twenty-eight days thereafter. If at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting one member present in person or by proxy or (being a corporation) by a duly authorised representative shall be a quorum. If no such quorum is present or, if during the adjourned meeting a quorum ceases to be present, the adjourned meeting shall be dissolved. The Company shall given at least seven clear days' notice of any meeting adjourned through lack of

quorum (where such meeting is adjourned to a day being not less than fourteen nor more than twenty-eight days thereafter).

5.4 *Variation of rights*

Subject to the provisions of the Acts, if at any time the share capital of the Company is divided into shares of different classes any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in the Articles. This paragraph shall apply also to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the separate rights of which are to be varied. Subject to the terms of issue or the rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the Board resolving that a class of shares is to become or cease to be a share or class of shares or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of a relevant system in accordance with the CREST Regulations.

5.5 *Alteration of capital*

The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and/or divide, re-designate or convert all or any of its share capital into shares of larger or smaller nominal amount, or into different classes of shares than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the Acts, sub-divide its shares or any of them into shares of smaller nominal value than is fixed by the Memorandum of Association of the Company and may by such resolution determine that as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.

Subject to the provisions of the Acts and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any undistributable reserve in any manner.

Subject to the provisions of the Acts and to any rights for the time being attached to any shares, the Company may enter into any contract for the purchase of any of its own shares of any class (including any redeemable shares) and any contract under which it may, subject to any conditions, become entitled or obliged to purchase all or any of such shares. Any shares to be so purchased may be selected in any manner whatsoever provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders to convert into equity share capital of the Company then no such purchase shall take place unless it has been sanctioned by a special resolution passed at a separate general meting (or meetings if there is more than one class) of the holders of the class of convertible shares.

5.6 ***Pre-emption rights***

There are no statutory pre-emption rights under Isle of Man law. Such rights are therefore embodied in the Articles as follows:

Subject as indicated in the paragraph below, and unless the Company shall by special resolution otherwise direct, unissued shares in the capital of the Company shall only be allotted for cash in accordance with the following provisions:

(a) all shares to be allotted (the "offer shares") shall first be offered to the members of the Company who the Directors determine can be offered such shares without the Company incurring securities offering compliance costs which, in the opinion of the Directors, would be burdensome given the number of members in the relevant jurisdiction in relation to which such compliance costs would be incurred (the "relevant members");

(b) the offer to relevant members set out in sub-paragraph (a) above (the "offer") shall be made in proportion to the existing holdings of shares of relevant members;

(c) the offer shall be made by written notice (the "offer notice") from the Directors specifying the number and price of the offer shares and shall invite each relevant member to state in writing within a period, not being less than fourteen days, whether they are willing to accept any offer shares and, if so, the maximum number of offer shares they are willing to take;

(d) at the expiration of the time specified for acceptance in the offer notice the Directors shall allocate the offer shares to or amongst the relevant members who shall have notified to the Directors of their willingness to take any of the offer shares but so that no relevant member shall be obliged to take more than the maximum number of shares notified by him under sub-paragraph (c) above; and

(e) if any offer shares remain unallocated after the offer, the Directors shall be entitled to allot, grant options over or otherwise dispose of those shares to such persons on such terms and in such manner as they think fit save that those shares shall not be disposed of on terms which are more favourable to their subscribers than the terms on which they were offered to the relevant members.

The foregoing provisions shall not, for the avoidance of doubt, apply to the allotment of any shares for a consideration other than cash, and, accordingly, the Directors may allot or otherwise dispose of any unissued shares in the capital of the Company for a consideration other than cash to such persons at such times and generally on such terms as they may think fit.

5.7 ***Transfer of shares***

Each member may transfer all or any of his shares in the case of certificated shares by instrument of transfer in writing in any usual form or in any form approved by the Board or in the case of uncertificated shares with a written instrument in accordance with the CREST Regulations. Any written instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Company's register of members as the holder of the share.

No transfer of any share shall be made:

(a) to a minor; or

(b) to a bankrupt; or

(c) to any person who is, or may be, suffering from mental disorder and either:

(i) has been admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 (an Act of Parliament) or any similar statute relating to mental health (whether in the United Kingdom, the Isle of Man or elsewhere); or

(ii) an order has been made by any court having jurisdiction (whether in the United Kingdom, the Isle of Man or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs and the Directors shall refuse to register the purported transfer of a share to any such person.

The Board may in its absolute discretion and without giving any reason refuse to register any transfer of a certificated share unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of a share on which the Company has no lien;

(c) it is in respect of only one class of shares;

(d) it is in favour of a single transferee or not more than four joint transferees;

(e) it is duly stamped (if so required);

(f) it is delivered for registration to the registered office of the Company for the time being, or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer where a certificate has not been required to be issued) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or if the transfer is executed by some other person on his behalf, the authority of that person to do so; and

(g) the holding of such share would not result in a regulatory, pecuniary, legal, taxation or material administrative disadvantage for the Company or its shareholders as a whole including, but not limited to, where such a disadvantage would arise out of the transfer of any share to a Prohibited Person (as defined below),

provided that the Board's discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis.

The Board shall refuse to register any transfer of certificated shares which is:

(a) not made (i) in accordance with Regulation S, (ii) pursuant to registration under the US Securities Act or (iii) pursuant to an available exemption from registration under the US Securities Act; or

(b) made by "qualified purchasers" (as defined in the US Investment Company Act) to "US persons" (as defined in Regulation S) who are not "qualified purchasers".

The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may from time to time determine (subject to the CREST Regulations in the case of any shares of a class which is a Participating Security as defined below). Notice of closure of the register of members of the Company shall be given in accordance with the requirements of the Acts.

The Board shall register a transfer of title to any uncertificated share or the renunciation or transfer of any renounceable right of allotment of a share which is a share or class of shares or a renounceable right of allotment of a share ("Participating Security"), title to which is permitted to be transferred by means of a relevant uncertificated system in accordance with the CREST Regulations, held in uncertificated form in accordance with the CREST Regulations, except that the Board may refuse (subject to any relevant requirements applicable to the recognised investment exchange(s) to which the shares of the Company are admitted) to register any such transfer or renunciation which is in

favour of more than four persons jointly or in any other circumstance permitted by the CREST Regulations.

5.8 ***Compulsory transfer of shares***

If it shall come to the notice of the Board that any shares:

(a) are or may be owned or held directly or beneficially by any person in breach of any law or requirement of any country or by virtue of which such person is not qualified to own those shares and, in the sole and conclusive determination of the Board, such ownership or holding or continued ownership or holding of those shares (whether on its own or in conjunction with any other circumstance appearing to the Board to be relevant) would in the reasonable opinion of the Board, cause a pecuniary or tax disadvantage to the Company or any other holder of shares or other securities of the Company which it or they might not otherwise have suffered or incurred; or

(b) are or may be owned or held directly or beneficially by any person that is an employee benefit plan subject to Title I of the US Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other plan subject to Section 4975 of the US Internal Revenue Code of 1986, as amended, and in the opinion of the Board the assets of the Company may be considered "plan assets" within the meaning of Section 3(42) of ERISA; or

(c) are or may be owned or held directly or beneficially by any person to whom a transfer of shares or whose ownership or holding of any shares might in the opinion of the Board require registration of the Company as an investment company under the US Investment Company Act; or

(d) are or may be owned or held directly or beneficially by any "United States person" (as defined in Section 957(c) of the US Internal Revenue Code of 1986, as amended) and such person's shareholding amounts to ten per cent. or more of the shares, unless otherwise approved by the Board

(collectively, a "Prohibited Person"),

the Board may serve written notice (hereinafter called a "Transfer Notice") upon the person (or any one of such persons whose shares are registered in joint names) appearing in the register as the holder (the "Vendor") of any of the shares concerned (the "Relevant Shares") requiring the Vendor within ten days (or such extended time as in all the circumstances the Board consider reasonable) to transfer (and/or procure the disposal of interests in) the Relevant Shares to another person who, in the sole and conclusive determination of the Board, would not fall within paragraph (a), (b), (c) or (d) above (such a person being hereinafter called an "Eligible Transferee"). On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Shares to which it relates pursuant to the provisions referred to in this paragraph or the paragraph below, the rights and privileges attaching to the Relevant Shares will be suspended and not capable of exercise.

If within ten days after the giving of a Transfer Notice (or such extended time as in the circumstances the Board consider reasonable) the Transfer Notice has not been complied with to the satisfaction of the Board, the Company may sell the Relevant Shares on behalf of the holder thereof by instructing a London Stock Exchange member firm to sell them at the best price reasonably obtainable at the time of sale to any one or more Eligible Transferees. To give effect to a sale the Board may authorise in writing any officer or employee or the secretary of the Company to transfer the Relevant Shares on behalf of the holder thereof (or any person who is automatically entitled to the shares by transmission or by law) or to cause the transfer of the Relevant Shares to the purchaser and in relation to an uncertificated share may require the Operator to convert the share into certificated form and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the Relevant Shares. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by any irregularity in or invalidity of the proceedings connected to the sale. The net proceeds of the sale of

the Relevant Shares, after payment of the Company's costs of the sale, shall be paid by the Company to the Vendor or, if reasonable enquiries have failed to establish the location of the Vendor, into a trust account at a bank designated by the Company, the associated costs of which shall be borne by such trust account. The Company may register or cause the registration of the transferee as holder of the Relevant Shares and thereupon the transferee shall become absolutely entitled thereto.

A person who becomes aware that he falls, or is likely to fall, within any of sub-paragraphs (a), (b), (c) or (d) above shall forthwith, unless he has already received a Transfer Notice pursuant to the above provisions either transfer the shares to one or more Eligible Transferees or give a request in writing to the Board for the issue of a Transfer Notice in accordance with the above provisions. Every such request shall, in the case of certificated shares, be accompanied by the certificate(s) for the shares to which it relates.

Subject to the provisions of the Articles, the Board shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that none of the shares are held in such a way as to entitle the Board to serve a Transfer Notice in respect thereof. The Board may, however, at any time and from time to time call upon any holder (or any one of joint holders or a person who is automatically entitled to the shares by transmission or by law) of shares by notice in writing to provide such information and evidence as they require upon any matter connected with or in relation to such holders of shares. In the event of such information and evidence not being so provided within such reasonable period (not being less than ten clear days after service of the notice requiring the same) as may be specified by the Board in the said notice, the Board may, in its absolute discretion, treat any share held by such a holder or joint holders or person who is automatically entitled to the shares by transmission or by law as being held in such a way as to entitle them to service a Transfer Notice in respect thereof.

The Board will not be required to give any reasons for any decision, determination or declaration taken or made in accordance with these provisions. The exercise of the powers conferred by the provisions referred to in the above paragraphs may not be questioned or invalidated in any case on the grounds that there was insufficient evidence of direct or indirect beneficial ownership or holding of shares by any person or that the true direct or beneficial owner or holder of any shares was otherwise than as appeared to the Board at the relevant date provided that the said powers have been exercised in good faith.

5.9 ***Disclosure of interests***

Every person who is to his knowledge interested in the voting rights of three per cent. or more of the issued shares of any relevant class of shares in the capital of the Company, shall without delay, give to the Company notice in writing of the following information:

(a) the amount of shares of the relevant class in which he was to his knowledge directly or indirectly interested immediately after the obligation arose and the percentage of voting rights in the Company held through those shares (and/or any other direct or indirect holding of qualifying financial instruments in such shares); and

(b) the following information: (i) the identity and address of each registered holder of those shares (and person(s) entitled to exercise voting rights on behalf of such registered holder, if applicable) and the amount of shares then held by each such holder; (ii) the chain of controlled undertakings through which voting rights are effectively held, if applicable; (iii) the date on which the threshold was reached or crossed; and (iv) in respect of any notification of voting rights arising from the holding of financial instruments by that shareholder, the following shall be required:

    (A) the resulting situation in terms of voting rights;

    (B) if applicable, the chain of controlled undertakings through which the financial instruments are effectively held;

(C) the date on which the threshold was reached or crossed;

(D) for financial instruments with an exercise period, an indication of the date or time period where shares will or can be acquired, if applicable;

(E) the date of maturity or expiration of the financial instrument;

(F) the identity of the holder; and

(G) the name of the underlying issuer of such financial instrument.

5.10 ***Suspension of rights***

The Board may at any time serve a notice ("Information Notice") upon a member requiring the member to disclose to the Board in writing within such period (being no less than ten days and not more than thirty days) as may be specified in the notice, information relating to any beneficial interest of any third party or any other interest of any kind whatsoever which a third party may have in relation to any or all shares registered in the member's name. If a member has been issued with an Information Notice and has failed in relation to any shares the subject of the Information Notice ("relevant shares") to furnish any information required by such notice within the time period specified therein, then the Board may at any time following fourteen days from the expiry of the date on which the information required to be furnished pursuant to the relevant Information Notice is due to be received by the Board, serve on the relevant holder a notice (in this paragraph called a "disenfranchisement notice") whereupon the following sanctions shall apply:

(a) *Voting*

the member shall not with effect from the service of the disenfranchisement notice be entitled in respect of the relevant shares to be present or to vote (either in person or by representative or proxy) at any general meeting of the Company or at any separate meeting of the holders of any class of shares of the Company or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) *Dividends and transfers*

where the relevant shares represent at least 0.25 per cent. in nominal value of their class:

(i) any dividend or other money payable in respect of the relevant shares shall be withheld by the Company, which shall not have any obligation to pay interest on it and the member shall not be entitled to elect pursuant to the Articles to receive shares instead of that dividend; and

(ii) subject in the case of uncertificated shares to the relevant CREST Regulations, no transfer, other than an approved transfer, of any relevant shares held by the member shall be registered unless the member is not himself in default as regards supplying the information required pursuant to the relevant Information Notice and the member provides to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares which are the subject of the transfer.

5.11 ***Borrowing powers***

Subject to the other provisions of the Articles and to the Acts, the Directors may exercise all the powers of the Company to borrow money, to guarantee, to indemnify and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

5.12 ***Retirement by Rotation***

At every annual general meeting one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one third shall retire from office by rotation provided that if there is only one Director who is subject to retirement by rotation, he shall retire.

5.13 ***Return of capital***

If the Company is wound up, the surplus assets remaining after payment of all creditors are to be divided among the members in proportion to the capital which at the commencement of the winding up is paid up on the shares held by them respectively and, if such surplus assets are insufficient to repay the whole of the paid up capital, they are to be distributed so that as nearly as may be the losses are borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively, subject to the rights attached to any shares which may be issued on special terms or conditions.

If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members *in specie* the whole or any part of the assets of the Company and may for that purpose value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members but if any division is resolved otherwise than in accordance with such rights the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to Section 222 of the Isle of Man Companies Act 1931. The liquidator may with the like sanction vest the whole or any part of the whole of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine but no member shall be compelled to accept any assets on which there is a liability.

A special resolution sanctioning a transfer or sale to another company duly passed pursuant to Section 222 of the Isle of Man Companies Act 1931 may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

5.14 ***Directors' Interests***

A Director who to his knowledge is in any way (directly or indirectly) interested in any contract arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

Except as provided below, a Director shall not vote on or be counted in the quorum in relation to any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any proposal whatsoever to which (together with any interest of any person connected with him within the meaning of section 346 of the UK Act) the Company is or is to be a party and in which he has (directly or indirectly) an interest which is material (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through the Company) or a duty which conflicts with the interests of the Company unless his duty or interest arises only because the resolution relates to one of the matters set out in the following sub-paragraphs in which case he shall be entitled to vote and be counted in the quorum:

(a) the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving to a third party of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed

responsibility in whole or in part either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(c) where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(d) relating to another company in which he and any persons connected with him (within the meaning of section 346 of the UK Act) do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the UK Act) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company;

(e) relating to an arrangement for the benefit of the employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f) concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

An interest of a person who is, for any purpose of the Acts (excluding any such modification thereof not in force when the Articles became binding on the Company), connected with a Director shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director otherwise has.

A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

The Directors (other than alternate directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £200,000 per annum or such other sum as the Company in general meeting shall from time to time determine). Executive Directors may be paid money in addition to any fee payable to him for his services as a Director. Each Director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as a Director.

Subject to the Acts, but without prejudice to any indemnity to which he may otherwise be entitled, every Director, alternate Director, secretary or other officer of the Company (other than on auditor) shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution of his duties.

6. Mandatory bids, squeeze-out and sell-out rules relating to Ordinary Shares

6.1 *Mandatory bid*

The City Code on Takeovers and Mergers presently applies to the Company. Under the City Code, if an acquisition of Ordinary Shares were to increase the aggregate holding of the acquiror and its concert parties to Ordinary Shares carrying 30 per cent. or more of the voting rights in the Company, the acquiror and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding Ordinary Shares at a price not less than the highest price paid for the Ordinary Shares by the acquiror or its

concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of Ordinary Shares by a person holding (together with its concert parties) Ordinary Shares carrying between 30 and 50 per cent. of the voting rights in the Company if the effect of such acquisitions were to increase that person's percentage of the voting rights.

6.2 *Squeeze-out*

Under the Isle of Man Companies Act 1931, if an offeror were to acquire 90 per cent. of the Ordinary Shares within four months of making its offer, it could then compulsorily acquire the remaining 10 per cent. It would do so by sending a notice to outstanding Shareholders telling them that it will compulsorily acquire their Ordinary Shares and then it would execute a transfer of the outstanding Ordinary Shares in its favour and pay the consideration to the Company, which would hold the consideration on trust for outstanding Shareholders. The consideration offered to the Shareholders whose Ordinary Shares are compulsorily acquired under the Isle of Man Companies Act 1931 must, in general, be the same as the consideration that was available under the takeover offer.

7. Directors' and Other Interests

7.1 The interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) and of connected persons within the meaning of section 346 of the UK Act in the issued share capital of the Company which would require to have been notified to the Company pursuant to Section 324 and 328 of the UK Act if the Company had been subject to the UK Act (or would have been required to have been disclosed in the Register of Directors' interests pursuant to Section 325 of the UK Act if the Company had been subject to the UK Act) as at the date of this document and as expected to be immediately following Admission are as follows:

Name	*Number of Existing Ordinary Shares*	*% of Existing Ordinary Shares*	*Number of Ordinary Shares immediately following Admission*	*% of enlarged issued sharecapital*
Christopher Every	2,000,000	6.27	2,000,000	4.56
Peter Rugg	310,000	0.97	310,000	0.71
Mustapha Omar	88,147	0.28	88,147	0.20
James Dickson Leach	50,981	0.16	50,981	0.12
(held through LDS Leach Immigration Trust)				

7.2 The Directors have been granted the following options over Ordinary Shares pursuant to the Share Option Scheme:

Name	*Number of options*	*Expiry*	*Exercise Price*	*Vest on Signing Contract*	*Vest on External Funding*	*Vest as at yr end 2007*	*Vest at yr end 2008*
Christopher Every	250,000	15-Jul-16	£0.10	–	83,334	83,333	83,333
Peter Rugg	200,000	15-Jul-16	£0.10	–	66,666	66,667	66,667
James Dickson Leach	100,000	27-Dec-16	£0.43	40,000	–	30,000	30,000
Libby Cooper	70,000	27-Dec-16	£0.43	30,000	–	20,000	20,000
Philip Hollobone	70,000	27-Dec-16	£0.43	30,000	–	20,000	20,000
Duncan Sedgwick	70,000	27-Dec-16	£0.43	30,000	–	20,000	20,000
Mustapha Omar	232,558	27-Feb-17	£0.43	232,558	–	–	–
Mustapha Omar	196,000	26-Jun-17	£0.51	–	65,333	65,333	65,334
Mustapha Omar	183,295	26-Jun-17	£0.51	–	61,098	61,098	61,099

7.3 As set out next to the Directors' names in the table above, the options granted to the Directors have conditions attached to them and will vest when the conditions have been satisfied. The conditions include:

7.3.1 options vesting when the Director was appointed as director;

7.3.2 options vesting when the Company receives a round of external funding and while the Director is employed by the Company (this condition will have been satisfied following Admission);

7.3.3 options vesting if the Director is employed by the Company at the end of 2007; and

7.3.4 options vesting if the Director is employed by the Company at the end of 2008.

7.4 Mustapha Omar has been granted a total of 611,853 options in the Company, of which, 232,558 have been granted as unapproved options which are exercisable without any conditions attached, 196,000 have been granted under the Enterprise Management Incentive Option Plan ("EMI Option Plan") and a further 183,295 have been granted as unapproved options with the conditions set out next to Mustapha's name in the table above.

7.5 There are no outstanding loans granted or guarantees provided by the Company to or for the benefit of any of the Directors.

7.6 Save as disclosed in this document, no Director has any interest, whether direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company taken as a whole and which was effected by the Company during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

7.7 The Directors are aware of the following interests in the Ordinary Shares which, immediately following Admission, will amount to 3 per cent. or more of the enlarged issued share capital:

Name of Shareholder	*Number of Ordinary Shares before Admission*	*% of issued share capital before Admission*	*Number of Ordinary Shares immediately following Admission*	*% of enlarged issued share capital*
Huntfield Investments Limited	5,300,000	16.6	5,300,000	12.1
Inflect Technologies Limited	5,000,000	15.7	5,000,000	11.4
Biar Capital Limited	4,000,000	12.5	4,000,000	9.1
BNY (OCS) Nominees Limited	2,583,220	8.1	2,583,220	5.9
Lifescience Ventures Limited	2,117,934	6.6	2,117,934	4.8
Christopher Every	2,000,000	6.3	2,000,000	4.6
Bradwall Limited	2,000,000	6.3	2,000,000	4.6
The Bank of New York Nominees Limited	1,237,574	3.9	2,015,352	4.6
Chase Nominees Ltd (A/C 30521)	–	–	1,904,762	4.4
Harewood Nominees Limited	1,744,187	5.5	1,744,187	4.0
Afrind Limited	1,700,000	5.3	1,700,000	3.9
Roy Nominees	930,233	2.9	1,723,884	3.9
Chase Nominees Ltd (A/C 70A)	–	–	1,587,302	3.6
St Peter Port Capital Limited	980,392	3.1	980,392	2.2

7.8 As at 25 July 2007 (being the latest practicable date prior to publication of this document) and save as disclosed in paragraph 7.7 the Directors are not aware of any person who is, or will immediately following Admission, be interested (within the meaning of the Acts) directly or indirectly in three per cent or more of the issued share capital of the Company or of any persons who directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

7.9 There are no warranties or guarantees granted or provided by Nviro Cleantech to or for the benefit of any of the Directors which are now outstanding.

7.10 There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

8. Share Option Scheme

8.1 The Company has adopted two Share Option plans. One is an Enterprise Management Incentive ("EMI") Option Plan which allows for the grant of EMI options ("the EMI Options"), pursuant to the provisions of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"). The second plan is an "Unapproved Share Option Plan" which provides for the grant of unapproved options ("the Unapproved Options"). The details of the EMI Options and the Unapproved Options (together, "the Options") are summarised below.

The EMI Options and the Unapproved Options share a number of common features. Both entitle participants to acquire Ordinary Shares at a price determined in accordance with the rules of the respective plans. It is anticipated that options will be granted at market value. The Options will be exercisable within a period of ten years from the date of grant by a participant who remains a director or employee of the Company or a subsidiary company and subject to the satisfaction of the conditions referred below.

Shares issued and allotted pursuant to exercise of the Options will rank *pari passu* in all respects with Ordinary Shares then in issue except for dividends and other entitlements arising by reference to a date prior to the date on which the relevant option is exercised.

Options may be exercised earlier than the otherwise earliest permissible exercise date (described in more detail below) in certain special circumstances such as death in service, or where events occur which cause the Directors to consider that existing conditions for exercise have become unfair or impractical, in which case they may, in their absolute discretion, allow early exercise or substitute different conditions, provided that those conditions may not be more difficult to satisfy than the original conditions.

In the event of an amalgamation, reconstruction or takeover of the Company, the Options may either be exchanged for options over shares in the acquiring company, or a company associated with the acquiring company, if the acquiring company so consents, or exercised within certain specified periods after the occurrence of such an event. The Options may also be exercised in the event of the voluntary winding up of the Company.

In the event of any capitalisation or rights issue by the Company, or of any consolidation, sub-division or reduction of its share capital, or, if its shareholders approve in general meeting, any other variation in its share capital, the number of shares subject to any option and/or the exercise price may be adjusted by the Directors, with, in the case of the EMI Options, the approval of HM Revenue & Customs, subject to the auditors of the Company for the time being, confirming in writing that such adjustment is, in their opinion, fair and reasonable.

In any ten-year period, not more than ten per cent of the issued ordinary share capital of the Company for the time being may, in aggregate, be allocated under the Share Option plans or any other employees' share scheme adopted by the Company.

For the purposes of the above limit, Options which lapse in accordance with the rules of the Share Option plans or are released without being exercised will not be taken into account. References to shares being "allocated" under the Share Option plans refer to unissued Shares being placed under option.

8.2 The Company's Enterprise Management Incentive Share Option Plan

(a) EMI has the following additional features:

(i) Any director or employee of the Company or other Group company whose committed time amounts to not less than 25 hours per week, or if less, not less than 75 per cent. of his working time, and who does not hold over 30 per cent. in the Company or other Group company, are eligible to participate;

(ii) EMI Options may ordinarily be exercised at any time after the date of grant but subject to the Company's requirements, so that the Directors have power to set conditions of exercise at the date of grant;

(iii) Each participant's personal EMI participation will be limited so that no EMI Options may be granted to an individual under the Share Option plan (or any other discretionary share option scheme approved by HM Revenue & Customs) where the market value of the Shares to be placed under option would exceed £100,000 (or any other limit which may be imposed from time to time for individual participation under such HM Revenue & Customs approved schemes);

(iv) Capital gains tax business asset taper relief runs from the date of grant; and

(v) In relation to EMI Options, the price payable on exercise of the option may be a price less than the market value of the Ordinary Shares as determined on the date of grant. To the extent that the exercise price is less than the Ordinary Shares' market value at the date of grant, income tax will be payable on exercise, usually by reference to the difference between the option price and the market value at grant. In addition, participants may be asked to agree to bear any employer's national insurance contributions arising in respect of such options.

(b) Unapproved Options have the following additional features:

(i) Unapproved Options may ordinarily be exercised at any time after the date of grant but subject to the Company's requirements, so that the Directors have power to set conditions of exercise at the date of grant.

(ii) The limits on individual participation applicable to EMI Options do not apply in relation to Unapproved Options.

(iii) There is no restriction preventing persons having had a material interest in a close company from being granted Unapproved Options.

(iv) The option exercise price for Unapproved Options may be any price but will generally be the market value of the Shares placed under option at the date of option grant.

(iv) No option may be exercised under the Unapproved Scheme unless the participant has entered into arrangements satisfactory to the Committee to reimburse the Company for any withholding tax payable and employee's national insurance contributions which in the opinion of the Company falls to be due. In addition, participants may be asked to agree to bear any employer's national insurance contributions arising in respect of such options.

8.3 As at 25 July 2007 (being the last practicable date prior to publication of this document) and in addition to those options granted to the Directors in paragraph 7.2 above, the Company has granted the following unapproved options:

Name	*Number of options*	*Expiry*	*Exercise Price*	*Vest on Signing Contract*	*Vest on External Funding*	*Vest as at yr end 2007*	*Vest at yr end 2008*
Charles Forrester	200,000	15-Jul-16	£0.10	50,000	50,000	50,000	50,000
Patrick Foss Smith	50,000	15-Jul-16	£0.10	12,500	12,500	12,500	12,500
Bernard Gray	50,000	15-Jul-16	£0.10	12,500	12,500	12,500	12,500
Kenneth Hughes	50,000	15-Jul-16	£0.10	12,500	12,500	12,500	12,500

8.4 The options granted above have conditions attached to them and will vest when the conditions have been satisfied. The conditions include:

8.4.1 options vesting when the person joined the Group;

8.4.2 options vesting when the Company receives a round of external funding and the person is still employed by the Company (this condition will have been satisfied following Admission);

8.4.3 options vesting if the person is employed by the Company at the end of 2007; and

8.4.4 options vesting if the person is employed by the Company at the end of 2008.

9. Directors' Service Contracts and Letters of Appointment

9.1 Directors' service contracts and letters of appointment which have been entered into between the Company and the Executive Directors are summarised below:

9.1.1 Peter Rugg has agreed to act as chief financial officer pursuant to a service contract with the Company dated 20 June 2007 pursuant to which he receives an annual salary of £100,000. The agreement is terminable on six months' written notice. Mr. Rugg's service arrangements provide for no benefits upon termination of his contract.

9.1.2 Christopher Every has agreed to act as chief executive officer pursuant to a service contract with the Company dated 20 June 2007 pursuant to which he receives an annual salary of £110,000. The agreement is terminable on six months' written notice. Mr. Every's service arrangements provide for no benefits upon termination of his contract.

9.1.3 Mustapha Omar has agreed to act as commercial director pursuant to a service contract with the Company dated 20 June 2007 pursuant to which he receives an annual salary of £100,000. The agreement is terminable on six months' written notice. Dr. Omar's service arrangements provide for no benefits upon termination of his contract.

9.1.4 James S Dickson Leach has agreed to act as non-executive chairman pursuant to a letter of appointment with the Company dated 20 June 2007 pursuant to which he is required to provide 18 days service per annum and receives a consultancy fee of £1,150 per day. The appointment is terminable on three months' written notice. Mr. Dickson Leach's arrangements provide for no benefits upon termination of his contract.

9.1.5 Libby Cooper has agreed to act as non-executive director pursuant to a letter of appointment with the Company dated 20 June 2007 pursuant to which she is required to provide 18 days service per annum and receives a consultancy fee of £1,000 per day. The appointment is terminable on three months' written notice. Ms Cooper's arrangements provide for no benefits upon termination of her contract.

9.1.6 Duncan Sedgwick has agreed to act as non-executive director pursuant to a letter of appointment with the Company dated 20 June 2007 pursuant to which he is required to provide 18 days service per annum and receives a consultancy fee of £1,000 per day. The appointment is terminable on three months' written notice. Mr. Sedwick's arrangements provide for no benefits upon termination of his contract.

9.1.7 Philip Hollobone has agreed to act as non-executive director pursuant to a letter of appointment with the Company dated 20 June 2007 pursuant to which he is required to provide 18 days service per annum and receives a consultancy fee of £1,000 per day. The appointment is terminable on three months' written notice. Mr. Hollobone's arrangements provide for no benefits upon termination of his contract.

9.2 Save as disclosed above, there are no service contracts in existence between any Director and the Group which cannot be determined by the relevant company without payment of compensation (other than statutory compensation) within one year and none of the service contracts referred to in this paragraph have been amended in the last six months.

9.3 It is estimated that under arrangements currently in force, the aggregate remuneration and benefits in kind to be paid to the Directors for the financial period ending 30 June 2007 will be £372,000.

10. Additional Information on the Board

10.1 In addition to directorships of the Company the Directors hold or have held the following Directorships (including directorships of companies registered outside England and Wales) within the five years prior to the date of this document:

10.1.1 *Christopher Every*

Current:	Brimac Carbon Services Limited
	Crest Energy Limited
	Laseair Limited
	Microrelease Limited
	Nviro Cleantech, Inc.
	Nviro Cleantech Limited
	Organotect Inc.
	Shotgun Limited
	Stillclear Environmental Limited
	Switch Pharma Limited
	Vertus Technologies US, LLC
Past:	Accelerated Business Growth (UK) Limited
	Atrium Environmental Limited
	Enhance Biotech Inc.
	Enhance Lifesciences Limited
	Sanika Limited
	Tactics Automation Limited

Christopher Every has made known that between 1992 and 1996 he was party to an individual voluntary arrangement from which he was released on time, as confirmed by a letter dated 18 August 1997 from Simmons Gainsford Chartered Accountants and Registered Auditors, the supervisor of the arrangement, following cash-flow difficulties at the height of the early 1990's recession during self employment. Sanika Limited is in dispute over payment of taxation sums in periods covering four tax periods from 2000 to 2005 presently under negotiation on payment terms.

10.1.2 *Peter Rugg*

Current:	Advance Nanotech, Inc.
	Celsia Technologies, Inc. (formerly iCurie Inc.)
	Inflect Technologies Limited
	Laseair Limited
	Microrelease Limited
	Nviro Cleantech Limited
	Organotect Inc.
	Stillclear Environmental Limited
	Tatum, LLC
	Vertus Technologies US, LLC
Past:	Crusader Limited
	New Zealand Petroleum
	Norex Trading Limited
	Triton Canada Limited

10.1.3 *Mustapha Omar*

Current:	Nviro Cleantech Limited
Past:	None

10.1.4 *James Dickson Leach*

Current:	Birmingham Food Products Limited Birmingham International Limited China Construction Bank (Asia) Corporation Limited CLP Holdings Limited Hongkong Aircraft Engineering Company Limited Nviro Cleantech Limited
Past:	A. R. Burkill & Sons (Hong Kong) Limited Aherne Limited Argun Investments Limited Aylesworth Holdings Inc. Baggins Enterprises Limited Banyan Tree Limited Baola Properties Limited Bee Investments Limited Bradstreet Properties Limited Capital Oak Investments Limited Carpetnet Limited Carpets International Thailand PCL Castle Peak Power Company Limited Centerpoint Properties Limited China Industrial Investment Limited CII Cement Limited CII Mattress Limited CLP Australia Holdings Pty Limited CLP Power Asia Limited CLP Power China Limited CLP Power Hong Kong Limited CLP Power International Limited CLP Properties Limited CLP Research Institute Limited Costigan Limited Craford Knitting & Dyeing Industries Limited Cranfield International Limited Creek Properties Limited Cresta Industries Limited Delight Finance Limited Delvincourt Limited Dempsey Assets Limited E & H Australian Holdings Limited E-One Technologies Limited Electricity Generating Public Co. Limited. Esko International Limited Esko Limited Everfit Textile Limited Faircrown Investment Limited Goshawk Investments Limited Great Elm Assets Limited Guangdong Nuclear Power Joint Venture Company, Limited Headstart Industries Limited Heliservices (Hong Kong) Limited Hesko International Limited Hesko Limited Hong Kong Carpet (Holdings) Limited

Hong Kong Pumped Storage Development Company, Limited
Hutton Development Limited
International Trade & Investments Limited (1989) Limited
International Weavers Limited
Island Holdings Limited
IT&I (1995) Limited
Kadoorie Estates Limited
Kadoorie McAulay International Limited
Kadoorie McAuley Limited
Koscot Limited
Laureat Resources Limited
LESS Limited
Lim Mei Manufacturing Company Limited
Linseed Assets Limited
Lokam Investments Limited
Mamamouchi HK Limited
Manford Properties (BVI) Limited
Maple Investments Limited
Metrojet Limited
Nautilus Equity Holdings Limited
New Actinium Holding Corporation
New Boron Holding Corporation
New Cobalt Holding Corporation
New Holmium Holding Corporation
New Lawrencium Holding Corporation
New Mercury Holding Corporation
New Xenon Holding Corporation
Nuance Holding Limited
Nuance Limited
Oak Bloodstock Limited
Oak CLP Limited
Oak HK Limited
Oak HSH Limited
Oak Investments (BVI) Limited
Oak Portfolio Holdings Limited
Oak (Unit Trust) Holdings Limited
Philippine Carpet Manufacturing Corporation
Pierhead International Limited
Premier Yarn Dyers, Inc.
Redcliff Profits Limited
Risdel Holdings Limited
Rotair Limited
Sage Holdings Limited
Second Oak Investments Limited
SEK Investments Limited
Shareware Assets Limited
Sir Elly Kadoorie & Sons Limited
Sir Horace Kadoorie International Foundation
Stansted Holdings Limited
Supertech Industries Limited
Tai Ping Carpet Holdings, Limited
Tai Ping Carpets Europe S.A.
Tai Ping Carpets International Limited
Tai Ping Carpets Limited
The Hong Kong & Shanghai Hotels, Limited

The Palace Hotel Co., Limited
Toppan Forms Computer Systems Limited
Toppan Forms (Hong Kong) Limited
Toppan Forms Card Technologies Limited
TPC China Limited
Treasure Looms (China) Limited
Treasure Looms Limited
Valiant Resources Limited
Vechachai Company Limited
Wavant Properties Limited
Weatherby Holdings Limited
Well Ample Investments Limited
World Wide Looms Limited
Yeadell Limited
Yohall Limited

10.1.5 *Libby Cooper*

Current:	Nviro Cleantech Limited
Past:	EJG Cooper Limited

10.1.6 *Philip Hollobone*

Current:	Nviro Cleantech Limited
Past:	Kettering Means Business Limited

10.1.7 *Duncan Sedgwick*

Current:	Association of Energy Suppliers
	Energy Retail Association Limited
	Energysure Limited
	Gateway Management Solutions Limited
	Nviro Cleantech Limited
	The Ombudsman Service Limited
Past:	Telecentric Solutions Limited
	Tempest Networks Limited

10.2 Save as otherwise disclosed, none of the above Directors has:

- any unspent convictions in relation to indictable offences;
- had any bankruptcy order made against him or entered into any voluntary arrangement;
- been a director of a company which has been placed in receivership, compulsory liquidation, administration, been subject to a voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director of that company or within the 12 months after he ceased to be a director of that company;
- been a partner in any partnership which has been placed in compulsory liquidation, administration or been the subject of a partnership voluntary arrangement whilst he was a partner in that partnership or within the 12 months after he ceased to be a partner in that partnership;
- been the owner of any assets or a partner in any partnership which has been placed in receivership whilst he was a partner in that partnership or within the 12 months after he ceased to be a partner in that partnership;
- been publicly criticised by any statutory or regulatory authority (including recognised professional bodies);

- been disqualified by a court from acting as a director of any company or from acting in the management or conduct of the affairs of a company;
- been within five years of the date of this Document or is currently a director of a company or a partner in a partnership.

11. Employees

In addition to the Directors and Project Consultants, the Company employs Jane Martin, an administrator, on the terms set out in her employment contract dated 6 June 2007 with effect from 16 April 2007.

It is intended that the Company will employ Edward Someus as a technical manager. The Company is in the process of securing keyman insurance in relation to Edward Someus, such cover amounting to £2 million.

12. Material Contracts

12.1 The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Group within the period from incorporation to the date immediately preceding the date of this document and are, or may be, material:

12.1.1 *Lock-in Deeds*

Lock in deeds (the "Lock-in Deeds") have been entered into by each of Inflect Technologies Limited, Huntfield Investments Limited, Core Capital Holdings LLC, Biar Capital Limited and LDS Leach Immigration Trust (the "Locked-in Shareholders").

Pursuant to the terms of the Lock-in Deeds, the Locked-in Shareholders have irrevocably undertaken to the Company, Grant Thornton Corporate Finance and Fairfax that for a period of 12 months they will not dispose of any legal, beneficial or any other interest in any security of the Company; and during the period after the first anniversary of Admission and prior to the second anniversary of Admission they will not dispose of or agree to dispose of any legal, beneficial or any other interest in any security of the Company unless:

(a) They have consulted Fairfax or the Company's broker from time to time (the "relevant broker") in relation to such disposal; and

(b) Such disposal is effected through the relevant broker in such a manner as the relevant broker may reasonably require in order to maintain an orderly market in the Ordinary Shares,

(the "Lock-in Restrictions").

The Lock-in Restrictions will not apply in the following limited circumstances:

(a) any disposal pursuant to the acceptance of a general, partial or tender offer (as defined in the City Code on Takeovers and Mergers) made to acquire the whole or part of its issued share capital of the Company;

(b) any disposal made pursuant to an intervening Court order; and

(c) any disposal made in the event of death.

12.1.2 *Broker Agreement*

The Company has entered into a broker agreement with Fairfax pursuant to which the Company has appointed Fairfax to act as broker to the Company for the purposes of the AIM Rules with effect from the date of Admission. The Company has agreed to pay Fairfax a fee of £25,000 per annum (payable quarterly in advance), plus VAT for its services as broker. The agreement contains certain undertakings and indemnities from the Company in respect of, amongst other things, compliance with applicable laws and regulations. The agreement is for a fixed period of 12 months from the date of admission and may be terminated with 3 months notice by either party thereafter.

12.1.3 *Broker Option Agreements*

Option agreements dated 26 July 2007 between the Company and Fairfax pursuant to which the Company granted Fairfax the right to subscribe for up to 542,791 new Ordinary Shares at a subscription price equal to 43p per share exercisable at any time up to 8 December 2011 and up to 51,411 new Ordinary Shares at a subscription price equal to 51p per share to be exercised at any time up to 22 May 2012.

12.1.4 *Nominated Adviser Engagement Letter*

Under the engagement letter dated 1 March 2007, the Company has appointed Grant Thornton Corporate Finance to act as its nominated adviser for the purposes of the AIM Rules.

Grant Thornton Corporate Finance agrees to provide certain services required by the Company in relation to its ongoing Admission and the Company accepts certain obligations, *inter alia*, to consult with Grant Thornton Corporate Finance in relation to certain matters.

The Company indemnifies Grant Thornton Corporate Finance and its associates in respect of all losses and claims which arise directly or indirectly out of or in connection with the provision of services by Grant Thornton Corporate Finance.

The engagement is for an initial two year period and continues thereafter unless and until terminated by the Company or Grant Thornton Corporate Finance giving to the other not less than 30 days written notice. However, in the event of a material breach of the engagement letter or the non-payment of any Grant Thornton invoice by the Company, Grant Thornton Corporate Finance may terminate the engagement letter with immediate effect.

12.1.5 *Placing Agreement*

The Company entered into a Placing Agreement dated 26 July 2007 with the Directors, Fairfax and Grant Thornton Corporate Finance under which Fairfax has agreed to use its reasonable endeavours to procure subscribers for the Placing Shares.

The Placing Agreement is conditional, *inter alia* on:

(a) the Admission Document and all other documents required to be submitted with the application to the London Stock Exchange or published, being so delivered to the London Stock Exchange or published;

(b) no supplementary Admission Document being required pursuant to the AIM Rules to be prepared by the Company and published prior to Admission; and

(c) Admission having occurred on or before 8.00 a.m. on 6 August 2007 or such later date as Grant Thornton Corporate Finance, Fairfax and the Company agree in writing, but in any event not later than 20 August 2007.

Under the terms of the Placing Agreement, the Company shall pay (subject to Admission occurring) to Fairfax a placing commission of five per cent. on the aggregate value, at the Placing Price of the Placing Shares and a fee of £50,000.

The Company and the Directors have given various warranties to Fairfax and Grant Thornton Corporate Finance. The Company also indemnifies Fairfax and Grant Thornton Corporate Finance in respect of all losses and claims which arise directly or indirectly out of or in connection with the provision of services to the Company, save in certain limited circumstances.

Grant Thornton Corporate Finance or Fairfax may, in their absolute discretion and following consultation with each other, terminate the Agreement if at any time prior to Admission, either of Grant Thornton Corporate Finance and Fairfax is of the reasonable

opinion that any warranty is untrue, inaccurate or misleading in any material respect, a condition of the agreement has not been satisfied or an event of *force majeure*, including a material adverse change, has occurred.

Pursuant to the Placing Agreement each of the Directors has undertaken not to dispose of any interest in Ordinary Shares for a period of 12 months following Admission. Each of the Directors has further undertaken that for a further period of 12 months from the first anniversary of Admission until the second anniversary of Admission he will only dispose of Ordinary Shares having consulted with the Company's broker and on an orderly market basis. These undertakings do not apply to a disposal of Ordinary Shares relating to an intervening court order, the death of a party giving the undertaking or acceptance of a takeover offer for the Company which is open to all Shareholders

12.1.6 *Engagement Letter with Colante Limited ("Colante")*

A letter of engagement dated 25 June 2007 between Nviro Cleantech plc and Colante was entered into for Colante to provide the company with company financial and secretarial services. Under this contract the company will pay to Colante the sum of £10,000 per month plus VAT and any applicable taxes. The company can terminate the agreement on 6 months' advance written notice not before 1 January 2008, or, if sooner, on one month's written notice following a successful admission of the Company's Shares to a recognised investment exchange and the raising on Admission of at least £5 million.

12.1.7 *Service Agreement with Inflect Technologies Limited ("Inflect")*

Nviro Cleantech Limited entered into a business development and services agreement with Inflect on 1 January 2007 and the agreement was assigned from Nviro Cleantech Limited to the Company on 3 July 2007. The fee is £10,000 to be paid monthly on the 1st of each month in advance. The term of the agreement runs for 12 months from 1 January 2007 and may be terminated by the Company giving 60 days' notice to Inflect. An additional payment of £10,000 was paid to Inflect on 1 January 2007 for work done prior to the commencement date. The parties can agree to extend the term on a monthly basis upon mutual agreement.

12.1.8 *Vertus RTP Technology*

On 1 June 2007 Vertus Technologies Limited ("Vertus") entered in to an agreement with 3R Environmental Technologies Limited ("3RET") under which 3RET grants Vertus an exclusive, transferable, worldwide irrevocable licence to the background IPR in the relevant field. Vertus will own the IPR in the results of commercialisation research. Vertus agrees to pay a licence fee of US$2,500,000 payable in three instalments (US$500,000 on 1 June 2007, US$1,500,000 on Admission and US$500,000 on first receipt of gross sales revenue); a royalty of 2.5 per cent. of gross sales revenue, being the total consolidated revenue received by Vertus for use of the technology in commissioned plants.

Vertus is responsible for the registration and maintenance costs of any patents, know-how or other intellectual property rights. The agreement may be terminated on a date agreed in writing between the parties, by Vertus immediately upon written notice to 3RET in the event of departure of key personnel, if 3RET undergoes any change in its legal beneficial ownership or if the transfer agreements are not executed within six months of the commencement date or if the commercial development programme has not been agreed by the parties in writing within three months of the commencement date, or in the event of a material breach by either party, or a party ceasing to carry on business for any reason. The agreement is governed by English law and submitted to the non-exclusive jurisdiction of the courts of England.

Under the agreement, the Option Shares entitling 3RET to 30 per cent. of the shares in Vertus have a par value of US$1.00 each. 3RET will be deemed to exercise the option if in the period of 7 days following the date Vertus notifies 3RET of the Admission, 3RET provides Vertus with an Exercise Notice. The date of exercise of the Option will be the date 7 days following the date of notice from Vertus to 3RET. The consideration will be £1.

Under the agreement, 3RET has agreed to transfer the clean coal energy carbonisation processing plant located at Polgardi, Hungary and such of the personnel, assets, business and operations owned or controlled by 3RET, any affiliates and Edward Somcus, and a controlling interest in the demonstration processing plant for a consideration reflecting up to 49 per cent. of the European Union market value to be agreed by an independent surveryor, to Vertus within 6 months from the date of this agreement.

12.1.9 *Microrelease Technology*

On 11 December 2006 Microrelease Limited ("MRL") and the Company entered into an agreement with FIRA under which FIRA agrees to grant MRL a non-exclusive licence to use the background technology in the relevant field throughout the world, but subject to obtaining the consent of FIRA for use in countries where no relevant patents are granted. FIRA owns the IPR in the results of the commercialisation research and grants to MRL a sole licence to use those results on a worldwide basis for the field. MRL will pay FIRA a royalty of 2.5 per cent. of the gross sales revenue. MRL has made an upfront payment to FIRA of £50,000. In consideration of the grant of the licence, MRL has agreed to issue FIRA ordinary shares at a nominal sum totalling 20 per cent. of the issued share capital of the company between the date of Admission and 30 September 2007.

Microrelease Limited is required to make payments to FIRA during the term by way of funding for the development project, payable over a period of 24 months under an agreed budget, together with other relevant sums including, but not limited to, costs relating to patent activity.

Termination may take place at any time after the first anniversary of the commencement of the agreement, by 3 months written notice by either party to the other after the date of a notice requesting a review of the project, irrespective of whether the review takes place or not, or terminate immediately upon written notice by one party to the other in the event of a material breach by either party, or a party ceasing to carry on business for any reason or in the event of key personnel being no longer able to work on the project.

12.1.10 *Carbon Co-burner Technology*

On 5 February 2007, Clean Carbon Combustion Limited ("CCC") entered into an agreement with StillClear Environmental Limited ("SCEL") under which CCC agrees to grant SCEL a non-exclusive licence to use the background technology in the relevant field. CCC owns the IPR in the results of commercialisation research and agrees to licence these results to SCEL on an exclusive, worldwide basis for the field. SCEL will pay CCC a royalty of 2.5 per cent. of the gross sales revenue. In consideration of the grant of the licence, SCEL has agreed to issue CCC ordinary shares at a nominal sum totalling 30 per cent. of the issued share capital of the company between the date of Admission and 30 September 2007.

SCEL is taking steps to strengthen the right to In-licence from CCC by agreeing amendments to the IPR provisions in the In-licence which reflects the Group's current IPR strategy. The amendments have still to be agreed with CCC.

SCEL is required to make payments to CCC during the term, by way of funding for the development project, payable over a period of 24 months under an agreed budget, together with other relevant sums including, but not limited to, costs relating to patent activity.

Termination may take place upon the later of the expiry of the last of any patents derived from the intellectual property, the last sale has occurred in the territory or 25 years from the commencement of the agreement, or by written notice of termination from one party to the other in the event of a material breach by either party, or a party ceasing to carry on business for any reason.

12.1.11 *Organotect- Lab-on-a-chip Technology*

On 18 July 2006 Organotect Inc ("OTI") entered into an agreement relating to the Lab-On-A-Chip technology with Casect Limited ("Casect") under which Casect agrees to grant OTI a non-exclusive licence to use the background IPR in the technology in the relevant field. Casect owns the IPR in the results of commercialisation research and agrees to licence these results to OTI on an exclusive, worldwide basis for the field. In consideration of the grant of the licence, Casect was granted 35 per cent. of the shares of OTI.

OTI is taking steps to strengthen the right to In-licence from Casect by agreeing amendments to the IPR provisions in the In-licence which reflect the Group's current IPR strategy. The amendments have still to be agreed with Casect.

OTI is required to make payments to Casect during the term, by way of funding for the development project, payable over a period of 24 months under an agreed budget, together with other relevant sums including, but not limited to, costs relating to patent activity.

Termination may take place at any time after the first anniversary of the commencement of the agreement, by 3 months written notice by either party to the other after the date of a notice requesting a review of the project, irrespective of whether the review takes place or not, or terminate immediately upon written notice by one party to the other in the event of a material breach by either party, or a party ceasing to carry on business for any reason or in the event of key personnel being no longer able to work on the project. In the event of any contractual obligations owed to employees under European jurisdiction then such notice of termination commences the 24 month statutory period for notice.

12.1.12 *Laseair Technology*

On 20 November 2006 Laseair Limited ("LAL") entered into an agreement with the University of Glasgow under which the University of Glasgow agrees to grant LAL a non-exclusive licence to use the background IPR in the technology in the relevant field. The University owns the IPR in the results of commercialisation research and agrees to licence these results to LAL on an exclusive, worldwide basis for the field. The licences are stated to remain in effect for at least 15 years, or the life of any patents, however, if LAL does not exploit the results within three years of the end of the development project then the licences will terminate. LAL will pay the University of Glasgow a royalty of 2.5 per cent. of the gross sales revenue. In consideration of the grant of the licence, LAL has agreed to issue University of Glasgow and Dr. Ian Watson ordinary shares at a nominal sum totalling 20 per cent. of the issued share capital of the company between the date of Admission and 30 September 2007.

LAL is taking steps to strengthen the right to In-licence from the University of Glasgow by agreeing amendments to the IPR provisions in the In-licence which reflect the Group's current IPR strategy. The amendments have still to be agreed with the University of Glasgow.

LAL is required to make payments to University of Glasgow during the term, by way of funding for the development project, payable over a period of 24 months under an agreed budget, together with other relevant sums including, but not limited to, costs relating to patent activity.

Termination may take place at any time after the first anniversary of the commencement of the agreement, by 3 months written notice by either party to the other after the date of a notice requesting a review of the project, irrespective of whether the review takes place or not, or terminate immediately upon written notice by one party to the other in the event of a material breach by either party, or a party ceasing to carry on business for any reason or in the event of key personnel being no longer able to work on the project.

12.1.13 *Balama Nviro Limited*

By virtue of a shareholders' agreement dated 2 June 2007 between Vertus Technologies Limited and Newton Sino Group Limited, Vertus Technologies Limited has acquired a 50 per cent. shareholding in Balama Nviro Limited, registered in British Virgin Islands. It is intended that the company will develop and deploy the Vertus RTP technology for improved efficiency and the removal of pollutants and pollutant precursors in China and Hong Kong. Each party will provide up to HK$ 1 million of shareholder's loans in cash to the company in the first 12 months from the date of the agreement as initial funding for the company. It is anticipated that thereafter funding will be accomplished through cash flow generated by the company. The agreement contains otherwise usual provisions governing the administration of the company. The company is in the process of negotiating a sub-licence from Vertus Technologies Limited for the purposes of exploitation of the intellectual property rights in the Vertus RTP technology.

12.1.14 The Company is bound to make payments of £3.3 million over the 12 months following Admission pursuant to the contracts entered into with parties who have licensed IPR to the Group.

12.1.15 On 24 October 2005, a loan facility agreement was entered into between Lifescience Ventures Limited ("lender") and Nviro Cleantech Limited ("borrower") which was assigned from Nviro Cleantech Limited to Nviro Cleantech Plc on 3 July 2007 ("Facility"). The purpose of the loan is for working capital. Under this Facility, the lender agreed to provide the borrower with an unsecured loan of £1,500,000. The term commenced on the date of the agreement and the loan is available for such time as may be required for the borrower to comply with its existing contractual obligations or until such time, whichever shall occur sooner, as the borrower has such monies available to it equal to the amount of the loan plus any other commitments entered into at that date and subject to its working capital requirements. Interest is payable on the loan at a rate of 1 per cent per month applied to the amount of the loan that is outstanding, divided into successive periods commencing on the draw down date. In the event of default an interest rate will apply at a rate of 2 per cent per month. Under the agreement, all amounts outstanding in addition to any accrued interest are required to be paid in full on the maturity date. In the event of a change of control, then the amount outstanding must be repaid in full.

13. Litigation

Neither the Company nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have or have had during the 12 months proceeding the date of this document a significant effect on the Group's financial position and, so far as the Directors are aware, there are no such proceedings pending or threatened against the Company or any member of the Group.

14. Working Capital

The Directors are of the opinion that, having made due and careful enquiry, and after taking into account the net proceeds of the Placing receivable by the Group, the working capital available to the Company and its subsidiaries will be sufficient for its present requirements, that is for at least the next twelve months from the date of Admission.

15. Taxation

The information below, which is of a general nature only and which relates only to UK and Isle of Man, is applicable to the Company and to persons who are resident or ordinarily resident in the UK (except where indicated) and who hold Ordinary Shares as an investment and not as an asset of the financial or other trade. It is based on existing law and practice and is subject to subsequent changes therein. Any change in the Company's tax status or in taxation legislation in the Isle of Man or the UK or any other tax jurisdiction affecting Shareholders could affect the value of the investment held by the Company or affect the Company's ability to achieve its investment objective for the Ordinary Shares or alter the post-tax returns to

Shareholders. Any Shareholders who are in any doubt as to their tax position should consult their own professional advisor without delay.

No statements are made with respect to the ownership of or disposal of ordinary shares in any other jurisdiction and Shareholders who are citizens of, or resident or ordinarily resident in, countries other than the UK are strongly encouraged to seek independent professional advice in connection with the local tax consequences of investing in Ordinary Shares.

15.1 ***Isle of Man Taxation***

The Isle of Man Government has introduced a general zero per cent. tax rate for companies with effect from 6 April 2006. The Company will be resident for tax purposes on the Isle of Man and subject to income tax at the rate of zero per cent. An annual corporate charge of £250 is payable.

Shareholders resident in the Isle of Man will, depending upon their particular circumstances, be liable to Manx income tax on dividends received from the Company. The Company is not presently required to withhold monies for tax purposes under Manx law.

Shareholders resident outside the Isle of Man will have no liability to Manx income tax on dividends received from the Company.

There is no capital gains tax, inheritance tax, stamp duty or SDRT in the Isle of Man. A probate fee may be payable in respect of the estate of a deceased Shareholder, up to a current maximum of £576.

Capital duty in the Isle of Man is calculated at the rate of 1.5 per cent. and is payable on incorporation or on any increase in the nominal value of the authorised share capital of the Company, ranging from a minimum of £125 for capital up to £2,000, up to a maximum amount of duty of £5,000 for each company.

15.2 ***UK taxation***

15.2.1 *Taxation of Dividends on Ordinary Shares*

Holders of Ordinary Shares who are not tax resident on the Isle of Man will receive dividends without deduction of Isle of Man income tax. UK resident individual holders of Ordinary Shares will be liable to UK income tax on the dividends received. No UK tax credit will be attached to dividends received by holders of Ordinary Shares. UK resident corporate holders of Ordinary Shares will be liable to corporation tax on dividends received from the Company.

The income tax charge in respect of dividends for UK resident individual holders of Ordinary Shares, other than higher rate taxpayers, will be at the rate of 10 per cent. A higher rate taxpayer will be liable to income tax on dividends received from the Company (to the extent that, taking the dividend as the top slice of his income, it falls above the threshold for the higher rate of income tax) at the rate of 32.5 per cent.

15.2.2 *Taxation of Capital Gains*

A disposal of Ordinary Shares by a Shareholder (regardless of whether such Shareholder is an individual or company) who is (at any time in the relevant UK tax year) resident or, in the case of an individual, ordinarily resident in the UK for tax purposes may give rise to a chargeable gain or an allowable loss for the purpose of UK taxation on chargeable gains, depending on the Shareholder's circumstances and subject to any available exemption or relief.

An individual Shareholder who is not domiciled in the UK and to whom gains arise on the disposal of Ordinary Shares may only be subject to tax when he or she remits the proceeds to the UK. Such Shareholders should seek their own advice in relation to the remittance basis.

A company which is resident in the UK for tax purposes may be liable to pay corporation tax on any gain arising on the disposal of Ordinary Shares subject to any available relief (for example indexation relief) or exemption.

A Shareholder who is not resident (or, in the case of individuals only, ordinarily resident) for tax purposes in the UK will generally not be liable to UK taxation on chargeable gains unless the Shareholder carries on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a company, a permanent establishment) in the UK and the Ordinary Shares are, or have been, used, held or acquired for the purposes of such a trade, profession or vocation or for the purposes of such branch or agency (or permanent establishment).

An individual Shareholder who has ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five tax years and who disposes of Ordinary Shares during that period may also be liable, on his or her return to the UK, to UK taxation on chargeable gains (subject to any available exemption or relief).

15.2.3 *Stamp Duty and Stamp Duty Reserve Tax ("SDRT")*

The following comments are intended as a guide to the general stamp duty and SDRT position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services, to whom special rules apply. UK stamp duty (at the rate of 0.5 per cent. of the amount of the value of the consideration for the transfer rounded up where necessary to the nearest £5) is payable on any instrument of transfer of the Ordinary Shares executed within, or in certain cases brought into, the UK. Provided that the Ordinary Shares are not registered in any register of the Company kept in the UK, any agreement to transfer the Ordinary Shares will not be subject to UK SDRT. In the event of the death of a sole holder of Ordinary Shares, an Isle of Man grant of probate or administration may be required in respect of which certain fees will be payable to the Isle of Man Government.

15.2.4 *Other United Kingdom Tax Considerations*

(i) The attention of individuals ordinarily resident in the UK is drawn to the provisions of sections 714-751 of the Income Tax Act 2007 under which the income accruing to the Company may be attributed to such a Shareholder and may (in certain circumstances) be liable to UK income tax in the hands of the Shareholder. However, the provisions do not apply if such a Shareholder can satisfy Her Majesty's Revenue and Customs that, either:

   (a) the purpose of avoiding liability to UK taxation was not the purpose or one of the purposes of their investment in the Company, or

   (b) the investment was a *bona fide* commercial transaction and was not designed for the purpose of avoiding UK taxation.

(ii) As it is possible that the Company will be owned by a majority of persons resident in the UK, legislation applying to controlled foreign companies may apply to any corporate holders of Ordinary Shares who are resident in the UK. Under these rules, part of any undistributed income accruing to the Company may be attributed to such a Shareholder, and may in certain circumstances be chargeable to UK corporation tax in the hands of the Shareholder. However, this will only apply if the apportionment to that Shareholder (when aggregated with persons connected or associated with them) is at least 25 per cent. of the Company's relevant profits.

(iii) This paragraph applies only to holders of Ordinary Shares who are resident or ordinarily resident in the UK and whose interest (when aggregated with persons connected with them) in the chargeable gains of the Company exceeds on-tenth. In

the event that the Company would be treated as "close" if it were resident in the UK, then part of any chargeable gain accruing to the Company may be attributed to such a Shareholder and may (in certain circumstances) be liable to UK tax on capital gains in the hands of the Shareholder (section 13 UK Taxation of Chargeable Gains Act 1992). The part attributed to the Shareholder corresponds to the Shareholder's proportionate interest in the Company.

15.3 *Taxation of the Company*

It is the intention of the Directors to conduct the affairs of the Company so that the management and control of the Company are not exercised elsewhere other than the Isle of Man, and so that it does not carry on any trade in the UK or elsewhere (whether or not through a permanent establishment situated there). Accordingly, the Company should not be liable to taxation in the UK or any other jurisdiction on its profits or gains, other than taxation sourced on certain income deriving from sources within that jurisdiction.

16. CREST

The Ordinary shares will be admitted to CREST, the computerised share transfer and settlement system. CREST is a paperless settlement system allowing securities to be transferred from one persons' CREST account to another without the need to use share certificates or written instruments of transfer. The system allows shares and other securities to be held in electronic form rather than paper form, although a Shareholder can continue dealing based on share certificates and stock transfer forms. For private investors who do not trade frequently, this latter course is likely to be more cost effective.

With effect from Admission, it will be possible for CREST members to hold and transfer the Ordinary Shares within CREST. For more information concerning CREST, shareholders should contact their broker or, alternatively, CRESTCo Limited at 33 Cannon Street, London EC4M 5SB.

17. Intellectual Property

17.1 The Group is dependent upon licences of patents, know-how and other intellectual property granted by third parties to conduct its business, including at both the initial research and development stage and later commercialisation stage. The terms and scope of these licences and agreements are of fundamental importance to the Group's business.

Where members of the Group have secured ownership of the results of the research and development programmes they are pursuing (including intellectual property in those results) those Group members intend, where possible, to protect any inventions embodied in those results, by filing appropriate patent applications in the territories for the markets they are targeting.

To deliver the commercial development programmes, members of the Group will be entering into agreements with third parties (including manufacturers and end customers). Successful delivery of the commercialised end result will be dependent on members of the Group having obtained the required licences and rights to use the background intellectual property and developed results in the relevant technologies for the commercialisation envisaged.

17.2 ***Patents and Patent Applications for the technologies being licensed by the Group***

Vertus RTP

Patent Application number / Title	*Territory*	*Date Filed*	*Applicant*	*Current Owner*	*Current Status*
PO700048 Method for the conversion of low-grade coal to anthracite-type clean coal	Hungary	17-01-2007	Edward Someus	3R Environmental Technologies Ltd	Patent application

Microrelease

Patent Application number / Title	*Territory*	*Date Filed*	*Applicant*	*Current Owner*	*Current Status*
GB040002669 Recovering components from lignocellulose board materials	GB	7/02/2004	Univ Wales Bangor; FIRA International Ltd	FIRA International Ltd (By an assignment from University of Wales, Bangor dated 1 December 2006)	Published Application 2005-10-08
0316574.3 Recycling of wood based panels	GB	16/07/2003	University Of Wales, Bangor	FIRA International Ltd (By an assignment from University of Wales, Bangor dated 1 December 2006)	Application Filed
GB2410746A Recycling of lignocellulose based board materials	GB	07/02/2004	Univ Wales Bangor; FIR FIRA International Ltd	Univ Wales Bangor; FIRA International Ltd	Application Published: 10/08/2005 but not yet granted
PCT/GB2004/003134 Recycling of lignocellulose based board materials	International PCT	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Published: 27/01/2005 but not yet granted

Patent Application number / Title	*Territory*	*Date Filed*	*Applicant*	*Current Owner*	*Current Status*
04743469.1 Recycling of lignocellulose based board materials	Europe (PCT States) Austria, Belgium, Cyprus, Czech R, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxem, Monaco, Nether, Portugal, Romania, Slovak R, Slovenia, Spain, Sweden, Switz & Liechtenstein, Turkey, UK, Albania, Latvia, Lithuania, Macedonia, Croatia.	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Published: 26 April 2006 but not yet granted
10/564881 Recycling of lignocellulose based board materials	USA	17/01/2006	FIRA International Ltd	FIRA International Ltd	Application Published: 16 November 2006 but not yet granted. (publication no. US - 2006 - 0254731)
2004257920 Recycling of lignocellulose based board materials	Australia	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Filed
PI0412564-9 Recycling of lignocellulose based board materials	Brazil	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Filed
2532346 Recycling of lignocellulose based board materials	Canada	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Filed
200480002303.9 Recycling of lignocellulose based board materials	China	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Filed
272/DELNP/2006 Recycling of lignocellulose based board materials	India	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Filed
544667 Recycling of lignocellulose based board materials	AustraliaNew Zealand	16/07/2004	FIRA International Ltd	FIRA International Ltd	Application Filed

Organotect Lab on a Chip

Patent Application number / Title	*Territory*	*Date Filed*	*Applicant*	*Current Owner*	*Current Status*
GB9927692 "Plasma Generator"	GB	23-11-99	Imperial College	Casect Limited (By virtue of an assignment dated 02 April 2001)	Patent in Force GB2344212
9825722 "Plasma Chip"	GB	24-11-98	Imperial College	Casect Limited (By virtue of an assignment effected 16 December 1999)	Application
9903892 "Plasma Generator"	PCT	23-11-99	Imperial College	Casect Limited (By virtue of an assignment effected 16 December 1999)	Application

18. General

18.1 The gross proceeds of the Placing are expected to be £7.5 million. The total costs and expenses relating to Admission and the Placing (including London Stock Exchange fees, printing, advertising and distribution costs, legal, accounting, corporate finance and public relations fees and expenses) are payable by the Company and are estimated to amount to approximately £970,000 (excluding applicable Value Added Tax) of which approximately £375,000 is payable in commission pursuant to the Placing Agreement.

18.2 Monies received from applicants pursuant to the Placing will be held by Fairfax until such time as the Placing Agreement becomes unconditional in all respects. If the Placing Agreement does not become unconditional in all respects by 20 August 2007 (or such later date as Fairfax, Grant Thornton and the Company may agree), application monies will be returned to applicants at their risk without interest prior to delivery of the Ordinary Shares. The period within which the Placing applications may be accepted pursuant to the Placing are set out in the Placing Agreement and in the Placing letters sent to placees.

18.3 The Articles of Association are, consistent with (a) the holding of the Ordinary Shares in uncertificated form, (b) the transfer of title to Ordinary Shares by means of a relevant system and (c) the CREST Regulations. Accordingly, the Directors have resolved to permit the holding of Ordinary Shares in uncertificated form and the transfer of title to Ordinary Shares each by means of a relevant system. For these purposes CREST is the relevant system.

18.4 The minimum amount which, in the opinion of the Directors, must be raised by the Placing is £7.50 million which will be applied as follows:

(a) purchase price of property – £nil

(b) commissions and expenses of the issue – £970,000

(c) repayment of borrowings – £nil

(d) working capital – £6,530,000

No amounts are to be provided in respect of the matters referred to in sub paragraphs (a) to (d) above otherwise than out of the proceeds of the Placing.

18.5 The accountants' reports in parts III and IV of this document are included, in the form and context in which they are included, with the consent of Baker Tilly Corporate Finance LLP who have authorised the contents of their reports for the purposes of the AIM Rules. Baker Tilly Corporate Finance LLP,

as reporting accountants, have given and not withdrawn their written consent to the inclusion of references to it herein in the form and context in which they appear and to the inclusion of their report in this document.

18.6 Grant Thornton Corporate Finance has given and not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which it appears.

18.7 Fairfax has given and not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which it appears.

18.8 Other than the current application for Admission, the Ordinary Shares have not been admitted to dealing on any investment exchange nor has any application for such admission been made nor are there intended to be any other arrangements for there to be dealings in the Ordinary Shares.

18.9 It is expected that definitive share certificates will be dispatched by hand or first class post by 13 August 2007. In respect of uncertificated shares it is expected that Shareholders' CREST stock accounts will be credited on 6 August 2007.

18.10 Save as disclosed in this document the Directors are unaware of any exceptional factors which have influenced the Company's activities.

18.11 Save as disclosed in this document, there are no investments in progress which are significant.

18.12 The Placing has not been guaranteed or underwritten.

18.13 The Company has entered into a Licence to Occupy dated 1 July 2007 with Inflect Technologies Limited for the Group to use office space at premises at Norfolk House, 31 St. James Square, London SW1Y 4JR at a rate of £2,500 plus VAT per calendar month inclusive of all rates and other outgoings of a periodically recurring nature. The licence is terminable immediately on breach of any of the provisions of the licence or, in all other cases, on one months' notice following expiry of an initial term of 6 months. The Company does not have any other interest in any property or any liability in relation to any property.

18.14 Save as disclosed in this document, there has been no significant change in the trading or financial position of the Company since 31 March 2007 being the date of the Financial Information contained in Section A of Part III of this document.

18.15 Save as disclosed in this document, there has been no significant change in the trading or financial position of Nviro Cleantech Limited and its subsidiaries since 31 March 2007 being the date of the unaudited consolidated interim financial information contained in Part V of this document.

18.16 The Directors are not aware of any arrangements under which future dividends are waived or agreed to be waived.

18.17 The making of an offer in relation to Ordinary Shares to persons who are resident in, or citizens of, countries other than the UK may be affected by the law or regulatory requirements of the relevant jurisdictions. Any person outside the UK wishing to acquire Ordinary Shares must satisfy himself as to the full observance of the laws of any relevant territory in connection therewith, including obtaining and observing any requisite formalities and paying any issue, transfer or other taxes due in such territory.

18.18 No person receiving a copy of this document in any territory other than the UK may treat the same as constituting an offer or invitation to him unless, in the relevant territory, such an invitation or offer can lawfully be made to him without contravention of any registration or other legal requirements.

18.19 Save as disclosed in this document no person directly or indirectly (other than the Company's professional advisers and trade suppliers or save as disclosed in this document) has:

(a) received, directly or indirectly, from the Company, within the twelve months preceding the date of this document; or

(b) entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission any of the following:

(i) fees totalling £10,000 or more;

(ii) securities in the Company where these have a value of £10,000 or more calculated by reference to the Placing Price; or

(iii) any other benefit with a value of £10,000 or more at the date of Admission.

18.20 The Directors are not aware of any environmental issues that may affect the Company's utilisation of its tangible fixed assets.

18.21 The Company's major Shareholders do not have different voting rights to the Company's other Shareholders.

18.22 The Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

18.23 To the extent known by the Company, at Admission the Company will not be owned or controlled by any specific party or group of parties.

18.24 Save as set out in this document the Company had no principal investments for each financial period covered by the historical financial information and there are no principal investments in progress there are no principal future investments on which the Board has made a firm commitment.

18.25 There are no provisions in the Company's articles of association which would have the effect of delaying, deferring or preventing a change of control of the Company.

18.26 Save as disclosed in this document, so far as the Directors are aware there are no known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Group's prospects for at least the current financial year.

18.27 There are no mandatory takeover bids outstanding in respect of the Company and none has been made either in the last financial period or the current financial year of the Company.

18.28 No public takeover bids have been made by third parties in respect of the Company's issued share capital in the current financial year nor in the last financial period.

18.29 The Placing Shares represent 27.17 per cent. of the existing Ordinary Shares and their issue will result in a corresponding level of dilution.

19. Availability of Admission document

Copies of this document are available free of charge from the Company's registered office and downloadable from their web site www.nvirocleantech.com and at the offices of Grant Thornton Corporate Finance, Grant Thornton House, Melton Street, Euston Square, London NW1 2EP, during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this document and for a period of one month from the date of Admission.

Dated: 26 July 2007

THE COMPANIES ACTS 1931 TO 2004

ISLE OF MAN

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

NVIRO CLEANTECH PLC

(adopted by special resolution passed 26 June 2007)

Contents

A. **Preliminary** 5
1. Table A not to apply 5
2. Interpretation 5
3. Registered office 9
B. **Share capital** 9
4. Authorised share capital 9
5. Allotment and pre-emption rights 9
6. Power to attach rights and issue redeemable shares 10
7. Share warrants 11
8. Commission and brokerage 11
9. Trusts not to be recognised 12
10. Renunciation of shares 12
11. Increase, consolidation, cancellation and sub division 12
12. Fractions 12
13. Reduction of capital 13
14. Purchase of own shares 13
C. **Variation of class rights** 13
15. Sanction to variation 14
16. Class meetings 14
17. Deemed variation 14
D. **Share certificates** 14
18. Right to certificates 14
19. Replacement certificates 15
20. Uncertificated shares 16
E. **Lien on shares** 17
21. Lien on shares not fully paid 17
22. Enforcement of lien by sale 17
23. Application of proceeds of sale 18
F. **Calls on shares** 18
24. Calls 18
25. Interest on calls 18
26. Rights of member when call unpaid 19
27. Sums due on allotment treated as calls 20
28. Power to differentiate 20
29. Payment in advance of calls 20
G. **Forfeiture of shares** 20
30. Notice if call not paid 20
31. Forfeiture for non-compliance 20
32. Notice after forfeiture 20
33. Forfeiture may be annulled 21
34. Surrender 21
35. Disposal of forfeited shares 21
36. Effect of forfeiture 21
37. Extinction of claims 21
38. Evidence of forfeiture 22
H. **Transfer of shares** 22
39. Form of transfer 22
40. Right to refuse registration 22
41. Notice of refusal 25
42. Closing of register 25
43. No fees on registration 26
44. Recognition of renunciation of allotment of shares 26
I. **Transmission of shares** 26

45. On death 26
46. Election of person entitled by transmission 26
47. Rights on transmission 26
J. General meetings 27
48. Annual general meetings 27
49. Extraordinary general meetings 27
50. Convening of extraordinary general meeting 27
51. Notice of general meetings 27
52. Omission to send notice 28
53. Special business 28
K. Proceedings at general meetings 28
54. Quorum 28
55. If quorum not present 28
56. Security and meeting place arrangements 29
57. Chairman 29
58. Director may attend and speak 29
59. Power to adjourn 29
60. Notice of adjourned meeting 30
61. Business of adjourned meeting 31
L. Voting 31
62. Method of voting 31
63. Chairman's declaration conclusive on show of hands 31
64. Objection to error in voting 31
65. Amendment to resolutions 32
66. Procedure on a poll 32
67. Votes of members 32
68. Casting vote 33
69. Restriction on voting rights for unpaid calls etc 33
70. Voting by proxy 33
71. Form of proxy 33
72. Deposit of proxy 34
73. More than one proxy may be appointed 35
74. Board may supply proxy cards 35
75. Revocation of proxy 35
76. Corporate representative 35
77. Disclosure of interests in shares and suspension of interests 36
M. Untraced members 42
78. Power of sale 42
79. Application of proceeds of sale 43
N. Appointment, retirement and removal of directors 44
80. Number of Directors 44
81. Power of Company to appoint Directors 44
82. Power of Board to appoint Directors 44
83. Eligibility of new Directors 44
84. Share qualification 44
85. Resolution for appointment 44
86. No retirement on account of age 45
87. Retirement by rotation 45
88. Removal by ordinary resolution 46
89. Vacation of office by Director 46
90. Resolution as to vacancy conclusive 47
O. Alternate Directors 47
91. Appointments 47
92. Participation in Board meetings 48
93. Alternate Director responsible for own acts 48

94. Interests of alternate Director 48
95. Revocation of appointment 48
P. Directors' remuneration, expenses and pensions 49
96. Directors' fees 49
97. Expenses 49
98. Additional remuneration 49
99. Remuneration of executive Directors 49
100. Pensions and other benefits 49
Q. Powers and duties of the Board 50
101. Powers of the Board 50
102. Powers of Directors being less than minimum number 50
103. Powers of executive Directors 50
104. Delegation to committees 51
105. Local management 51
106. Power of attorney 51
107. Associate Directors 52
108. Exercise of voting power 52
109. Provision for employees 52
110. Overseas registers 52
111. Borrowing powers 52
R. Proceedings of Directors and Committees 55
112. Board meetings 55
113. Notice of Board meetings 55
114. Quorum 55
115. Chairman of Board and other offices 55
116. Voting 56
117. Participation by telephone and electronic mail 57
118. Resolution in writing 57
119. Minutes of proceedings 57
120. Validity of proceedings 58
S. Directors' interests 58
121. Director may have interests 58
122. Disclosure of interests to Board 59
123. Interested Director not to vote or count for quorum 59
124. Director's interest in own appointment 60
125. Chairman's ruling conclusive on Director's interest 60
126. Directors' resolution conclusive on Chairman's interest 60
127. Exercise by Company of voting powers 61
T. The Seal 61
128. Application of Seal 61
129. Deed without sealing 61
130. Official seal for use abroad 62
U. Secretary 62
131. The Secretary 62
V. Dividends and other payments 62
132. Declaration of dividends 62
133. Interim dividends 62
134. Entitlement to dividends 63
135. Calls or debts may be deducted from dividends 63
136. Distribution in specie 63
137. Dividends not to bear interest 63
138. Method of payment 64
139. Uncashed dividends 65
140. Unclaimed dividends 65
141. Waiver of dividends 65

AJB/cb/24726.0002/22

142. Non-cash dividends 65
143.Payment of scrip dividends 66
144. Reserves 68
145. Capitalisation of reserves 68
146. Record dates 69
W. Accounts 69
147. Accounting records 69
148. Inspection of records 69
149. Accounts to be sent to members 69
X. Destruction and authentication of documents 70
150. Destruction of documents 70
151. Authentication of documents 71
Y. Notices 71
152. Notice to be in writing 71
153. Service of notice on members 71
154.Notice in case of death, bankruptcy or mental disorder 72
155.Evidence of service 72
156.Notice binding on transferees 73
157.Notice by advertisement 73
158.Suspension of postal services 73
Z. Winding up 73
159 Division of assets 73
160.Transfer or sale under section 222 of the Principal Act 74
AA. Indemnity 74
161 Right to indemnity 74
162 Power to insure 74

A. Preliminary

1. Table A not to apply

No regulations for management of a company set out in any statute concerning companies or contained in any regulations or instrument made pursuant to a statute shall apply to the Company. The following shall be the Articles of Association of the Company.

2. Interpretation

2.1 *Definitions*

In these Articles, unless the context otherwise requires, the following expressions shall have the following meanings:

"Act"	subject to Article 2.3 (Statutory provisions) the Companies Acts 1931-2004 and, where the context requires, every other statute from time to time in force concerning companies and affecting the Company;
"approved transfer"	in relation to any shares held by a member: (a) a transfer pursuant to the exercise of a power contained in the Act to acquire shares of a holder dissenting from a scheme or contract approved by a majority; or (b) a transfer which is shown to the satisfaction of the Board to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with any member and with any other person appearing to be interested in the shares including any such sale made through the London Stock Exchange. For the purpose of this sub-paragraph a connected person shall have the meaning ascribed by section 346 of the UK 1985 Act or sections 252 to 255 of the UK 2006 Act, as applicable, and as they may apply from time to time;
"these Articles"	these Articles of Association as altered or varied from time to time (and "**Article**" means any provision of these Articles);
"Auditors"	the auditors for the time being of the Company or, in the case of joint auditors, any of them;
"Board"	the board of Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;
"British Isles"	the United Kingdom, the Isle of Man, the Republic of Ireland and the Channel Islands;
"certificated"	in relation to a share, a share which is recorded in the Register as being held in certificated form;

"Chairman"	the chairman (if any) of the Board or, where the context requires, the chairman of a general meeting of the Company;
"clear days"	(in relation to the period of a notice) that period, excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"Communication"	includes a communication comprising sounds or images or both and a communication effecting a payment;
"Company"	Nviro Cleantech plc ;
"Director"	a director for the time being of the Company;
"disenfranchisement notice"	as defined in Article 77.4 (Disenfranchisement notice);
"dividend"	a distribution or a bonus;
"Deputy Chairman"	the deputy chairman (if any) of the Board or, where the context requires, the deputy chairman of a general meeting of the Company;
"the elected Ordinary Shares"	as defined in Article 143.1 (h) (Authority to pay scrip dividends);
"Electronic Communication"	has the meaning ascribed to the term "electronic communication" in the Electronic Transactions Act 2000;
"employees' share scheme"	a scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of: (a) the bona fide employees or former employees (including any such employees or former employees who are or were also directors) of the Company, the Company's subsidiary or holding company or a subsidiary of the Company's holding company; or (b) the wives, husbands, widows, widowers or children or step-children under the age of 18 of such employees or former employees.
"equity share capital"	means in relation to a company, its issued share capital excluding any part thereof which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution;
"execution"	any mode of execution (and "**executed**" shall be construed accordingly);
"ERISA"	the United States Employee Retirement Income Security Act 1974;
"Group"	the Company and its subsidiaries from time to time, and

"Group Company" means any company in the Group;

"holder"	(in relation to any share) the member whose name is entered in the Register as the holder or, where the context permits, the members whose names are entered in the Register as the joint holders of that share;
"Information Notice"	means a notice served upon a member by the Board requiring such member to disclose to the Board in writing within such period (being not less than ten days and not more than thirty days from the date of despatch) as may be specified in such notice any of the following information in relation to any or all of shares registered in such member's name at the date of the notice: (a) any beneficial interest of any third party in the shares the subject of the notice; and (b) any other interest of any kind whatsoever which a third party may have in the shares;
"London Stock Exchange"	London Stock Exchange Plc or such other principal stock exchange in the United Kingdom for the time being;
"member"	a member of the Company or, where the context requires, a member of the Board or of any committee;
"Office"	the registered office for the time being of the Company;
"Operator"	the operator as defined in the Uncertificated Regulations of the relevant Uncertificated System;
"Ordinary Shares"	Ordinary Shares of 0.1p each in the capital of the Company;
"paid up"	paid up or credited as paid up;
"Participating Security"	a share or class of shares or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of an Uncertificated System in accordance with the Uncertificated Regulations;
"person entitled by transmission"	a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the Register;
"prescribed period"	in a case where the relevant shares represent at least 0.25 per cent in nominal value of their class, fourteen days and in any other case, twenty-eight days;
"Principal Act"	the Companies Act 1931;
"Prohibited Person"	as defined in Article 40.4 (Compulsory transfer of shares);
"recognised investment	as defined in section 285 of the UK Financial Services and

exchange"	Markets Act 2000 (an Act of Parliament);
"record date"	as defined in Article 146 (Record dates);
"Register"	the register of members of the Company to be kept pursuant to section 96 of the Principal Act or, as the case may be, any overseas branch register kept pursuant to Article 110 (Overseas registers);
"Regulation S"	Regulation S promulgated under the US Securities Act;
"the relevant shares"	as defined in Article 77.4 (Disenfranchisement notice);
"Seal"	the common seal of the Company;
"Secretary"	the secretary for the time being of the Company or any other person appointed to perform any of the duties of the secretary of the Company including (subject to the provisions of the Act) a joint, temporary, assistant or deputy secretary;
"share"	a share in the capital of the Company;
"uncertificated"	in relation to a share, a share to which title may be transferred by means of an Uncertificated System in accordance with the Uncertificated Regulations;
"Uncertificated System"	a relevant system as defined in the Uncertificated Regulations (and including, in particular, at the date of adoption of these Articles the CREST UK system);
"Uncertificated Regulations"	the Uncertificated Securities Regulations 2005 (as amended or replaced from time to time);
"UK 1985 Act"	means subject to Article 2.3 (Statutory Provisions) the UK Companies Act 1985 (an act of Parliament) (as amended);
"UK 2006 Act"	subject to Article 2.3 (Statutory Provisions) the UK Companies Act 2006 (an act of Parliament) (as amended);
"United Kingdom" or **"UK"**	Great Britain and Northern Ireland;
"UK Listing Authority"	the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 (an Act of Parliament);
"US"	the United States of America;
"US Investment Company Act"	the US Investment Company Act of 1940, as amended;
"US Securities Act"	the US Securities Act of 1933, as amended;
"withdrawal notice"	as defined in Article 77.5 (Withdrawal notice); and

"writing or written"	printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words in a legible and non-transitory form.

2.2 *General interpretation*

Unless the context otherwise requires:

(a) words in the singular include the plural and vice versa;

(b) words importing the masculine gender include the feminine gender;

(c) a reference to a person includes a body corporate and an unincorporated body of persons; and

(d) a reference to an Uncertificated System is a reference to the Uncertificated System in respect of which the particular share or class of shares or renounceable right of allotment of a share is a Participating Security.

2.3 *Statutory provisions*

A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

2.4 *The Act*

Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Act.

2.5 *Resolutions*

Where for any purpose an ordinary resolution of the Company is required, a special resolution or an extraordinary resolution shall also be effective, and where an extraordinary resolution is required a special resolution shall also be effective.

2.6 *Headings*

The headings are inserted for convenience only and shall not affect the construction of these Articles.

3. **Registered office**

The Office shall be at such place in the Isle of Man as the Board shall from time to time appoint.

B. Share capital

4. **Authorised share capital**

The authorised share capital of the Company at the date of the adoption of these Articles is £100,000 divided into 100,000,000 Ordinary Shares of £0.001.

5. **Allotment and pre-emption rights**

5.1 ***Shares under the control of the Directors***

Subject to the Act, the following provisions of these Articles and any resolution of the

Company, all unissued shares in the Company shall be at the disposal of the Board and they may allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and on such terms as the Board may decide.

5.2 ***Pre-emption rights on allotment***

Subject as indicated in Article 5.3, and unless the Company shall by special resolution otherwise direct, unissued shares in the capital of the Company shall only be allotted for cash in accordance with the provisions of this Article:

5.2.1 all shares to be allotted (the "**offer shares**") shall first be offered to the members of the Company who the Directors determine can be offered such shares without the Company incurring securities offering compliance costs which, in the opinion of the Directors, would be burdensome given the number of members in the relevant jurisdiction in relation to which such compliance costs would be incurred (the "**relevant members**");

5.2.2 the offer to relevant members set out in Article 5.2.1 (the "**offer**") shall be made in proportion to the existing holdings of shares of relevant members;

5.2.3 the offer shall be made by written notice (the "**offer notice**") from the Directors specifying the number and price of the offer shares and shall invite each relevant member to state in writing within a period, not being less than 14 days, whether they are willing to accept any offer shares and, if so, the maximum number of offer shares they are willing to take;

5.2.4 at the expiration of the time specified for acceptance in the offer notice the Directors shall allocate the offer shares to or amongst the relevant members who shall have notified to the Directors of their willingness to take any of the offer shares but so that no relevant member shall be obliged to take more than the maximum number of shares notified by him under Article 5.2.3; and

5.2.5 if any offer shares remain unallocated after the offer, the Directors shall be entitled to allot, grant options over or otherwise dispose of those shares to such persons on such terms and in such manner as they think fit save that those shares shall not be disposed of on terms which are more favourable to their subscribers than the terms on which they were offered to the relevant members.

5.3 The provisions of Article 5.2 shall not, for the avoidance of doubt, apply to the allotment of any shares for a consideration other than cash, and, accordingly, the Directors may allot or otherwise dispose of any unissued shares in the capital of the Company for a consideration other than cash to such persons at such times and generally on such terms as they may think fit.

6. Power to attach rights and issue redeemable shares

6.1 ***Rights attaching to shares***

Subject to the provisions of the Act and to any special rights for the time being attached to any existing shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other special rights or restrictions whether in regard to dividends, voting, transfer, return of capital or otherwise as the Directors may from time to time determine.

6.2 ***Power to issue redeemable shares***

Subject to the provisions of the Act and to any special rights for the time being attached to any existing shares, any share may be issued which is or at the option of the Company or of the holder of such share liable to be redeemed.

6.3 ***Redemption dates***

The date on which or by which, or dates between which, any redeemable shares are to be or may be redeemed may be fixed by the Directors and in such a case must be fixed by the Directors before the shares are issued. Unless otherwise specified in these Articles, the amount payable on redemption of any redeemable shares shall be the nominal value of such shares.

7. **Share warrants**

The Company shall have no power to issue any warrants stating that the bearer thereof is entitled to the shares specified therein. Subject to this, however, the Company shall have the power to issue warrants to subscribe for shares.

8. **Commission and brokerage**

The Company may exercise the powers conferred by the Act to pay commissions or brokerage to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company to the full extent permitted by the Act. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash, the allotment of fully or partly paid shares, the grant of an option to call for an allotment of shares or any combination of such methods.

9. Trusts not to be recognised

Except as otherwise expressly provided by these Articles, as required by law or as ordered by a court of competent jurisdiction, the Company shall not recognise any person as holding any share on any trust and (except as aforesaid) the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim to or interest in any share or any interest in any fractional part of a share except an absolute right of the holder to the whole of the share.

10. Renunciation of shares

Subject to the provisions of the Act and of these Articles, the Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation of it by the allottee in favour of some other person and may accord to any allottee of a share the right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

11. Increase, consolidation, cancellation and sub division

The Company in general meeting may from time to time by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and/or divide, re-designate or convert all or any of its share capital into shares of larger or smaller nominal amount, or into different classes of shares than its existing shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d) subject to the provisions of the Act, sub-divide its shares or any of them into shares of smaller nominal value than is fixed by the memorandum of association and may by such resolution determine that as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived.

12. Fractions

12.1 *Power to deal with fractional entitlements*

Whenever as the result of any consolidation, division or sub-division of shares any member would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit and in particular (but without prejudice to the generality of the foregoing):

(a) the Board may determine which of the shares of such holder are to be treated as giving rise to such fractional entitlement and may decide that any of those shares shall be consolidated with any of the shares of any other holder or holders which are similarly determined by it to be treated as giving rise to a fractional entitlement for such other holder or holders into a single consolidated share and the Board may on behalf of all such holders, sell such consolidated share for the best price reasonably

obtained to any person (including the Company) and distribute the net proceeds of sale after deduction of the expenses of sale in due proportion among those holders (except that any amount otherwise due to a holder, being less than £3 or such other sum as the Board may from time to time determine may be retained for the benefit of the Company); or

(b) provided that the necessary unissued shares are available, the Board may issue to such holder, credited as fully paid, by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have been effected prior to consolidation), and the amount required to pay up such shares shall be appropriated at the Board's discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share.

12.2 *Sale of fractions*

For the purposes of any sale of consolidated shares pursuant to Article 12.1 (Power to deal with fractional entitlements), the Board may in the case of certificated shares authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser or in the case of uncertificated shares exercise any power conferred on it by Article 20.5 (Forfeiture and sale), and the transferee shall not be bound to see to the application of the purchase money in respect of any such sale, nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale or transfer and any instrument or exercise shall be effective as if it had been executed or exercised by the holder of the shares to which it relates.

13. **Reduction of capital**

Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any undistributable reserve in any manner.

14. **Purchase of own shares**

14.1 *Power to enter into share buy back agreements*

Subject to the provisions of the Act and to any rights for the time being attached to any shares, the Company may enter into any contract for the purchase of any of its own shares of any class (including any redeemable shares) and any contract under which it may, subject to any conditions, become entitled or obliged to purchase all or any of such shares. Any shares to be so purchased may be selected in any manner whatsoever provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders to convert into equity share capital of the Company then no such purchase shall take place unless it has been sanctioned by a special resolution passed at a separate general meeting (or meetings if there is more than one class) of the holders of such class of convertible shares.

14.2 *Class rights*

Notwithstanding anything to the contrary contained in these Articles, the rights attached to any class of shares shall be deemed not to be varied by anything done by the Company or the Directors pursuant to this Article.

C. Variation of class rights

15. **Sanction to variation**

Subject to the provisions of the Act, if at any time the share capital of the Company is divided into shares of different classes any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in liquidation) may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles (but not otherwise). The foregoing provisions of this Article shall apply also to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the separate rights of which are to be varied. Subject to the terms of issue or the rights attached to any shares the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the Board resolving that a class of shares is to become or to cease to be a Participating Security.

16. **Class meetings**

All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares save that:

(a) the quorum at every such meeting shall be not less than 2 persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class;

(b) every holder of shares of the class present in person or by proxy may demand a poll;

(c) each such holder shall on a poll be entitled to one vote for every share of the class held by him; and

(d) if at any adjourned meeting of such holders, such quorum as aforesaid is not present, not less than one person holding shares of the class who is present in person or by proxy shall be a quorum.

17. **Deemed variation**

Subject to the terms on which any shares may be issued, the rights or privileges attached to any class of shares shall be deemed to be varied or abrogated by the reduction of the capital paid up on such shares or by the allotment of further shares ranking in priority for the payment of a dividend or in respect of capital or howsoever or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares but shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the purchase or redemption by the Company of its own shares in accordance with the provisions of the Act and these Articles.

D. **Share certificates**

18. **Right to certificates**

18.1 ***Issue of certificates***

Save as provided by law, on becoming the holder of any certificated share every person shall be entitled without charge to have issued within two months after allotment or lodgement of a

transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the certificated shares of any one class registered in his name and to a separate certificate for each class of certificated shares so registered. Such certificate shall specify the number, class and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount or respective amounts paid up on them and shall be issued either under the Seal (which may be affixed to it or printed on it) or in such other manner having the same effect as if issued under a seal and, having regard to the provisions of the Act and the rules and regulations applicable to the recognised investment exchange(s) to which the Company's shares are admitted, as the Board may approve.

18.2 ***Distinguishing numbers***

If and so long as all the issued shares of the Company or all the issued shares of a particular class are fully paid up and rank pari passu for all purposes then none of those shares shall bear a distinguishing number. In all other cases each share shall bear a distinguishing number.

18.3 ***Joint holders***

The Company shall not be bound to issue more than one certificate in respect of certificated shares held jointly by two or more persons. Delivery of a certificate to the person first named on the register shall be sufficient delivery to all joint holders.

18.4 ***Balancing certificates***

Save as provided by law, where a member has transferred part only of the shares comprised in a certificate he shall be entitled without charge to a certificate for the balance of such certificated shares.

18.5 ***Restrictions on certificates***

No certificate shall be issued representing certificated shares of more than one class.

19. **Replacement certificates**

19.1 ***Consolidation of certificates***

Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu, subject to the payment of such reasonable fee, if any, as the Board may determine, on surrender of the original certificates for cancellation.

19.2 ***Splitting share certificates***

If any member shall surrender for cancellation a share certificate representing certificated shares held by him and request the Company to issue in lieu two or more share certificates representing such certificated shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request subject to the payment of such fee (if any) as it may determine.

19.3 ***Renewal or replacement***

Share certificates may be renewed or replaced on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out of pocket expenses (including those incurred by the Company in investigating such evidence and preparing such indemnity and security) as the Board may decide, and on surrender of the original certificate (where it is defaced or worn out) but without any further charge.

19.4 *Joint holders*

In the case of shares held jointly by several persons, any such request as is mentioned in this Article 19 (Replacement certificates) may be made by any one of the joint holders.

20. **Uncertificated shares**

20.1 *Participating security*

The Board may resolve that a class of shares is to become, or is to cease to be, a Participating Security and may implement such arrangements as it thinks fit in order for any class of shares to be admitted to settlement by means of an Uncertificated System. Shares of a class shall not be treated as forming a separate class from other shares of the same class as a consequence only of such shares being held in uncertificated form. Any share of a class which is a Participating Security may be changed from an uncertificated share to a certificated share and from a certificated share to an uncertificated share in accordance with the Uncertificated Regulations. For any purpose under these Articles, the Company may treat a member's holding of uncertificated shares and of certificated shares of the same class as if they were separate holdings, unless the Board otherwise decides.

20.2 *Application of Articles*

These Articles apply to uncertificated shares of a class which is a Participating Security only to the extent that these Articles are consistent with the holding of such shares in uncertificated form, with the transfer of title to such shares by means of the Uncertificated System and with the Uncertificated Regulations.

20.3 *Board regulations*

The Board may lay down regulations not included in these Articles which:

(a) apply to the issue, holding or transfer of uncertificated shares (in addition to or in substitution for any provisions in these Articles);

(b) set out (where appropriate) the procedures for conversion and/or redemption of uncertificated shares; and/or

(c) the Board considers necessary or appropriate to ensure that these Articles are consistent with the Uncertificated Regulations and/or the Operator's rules and practices.

Such regulations will apply instead of any relevant provisions in these Articles which relate to certificates and the transfer, conversion and redemption of shares or which are not consistent with the Uncertificated Regulations, in all cases to the extent (if any) stated in such regulations. If the Board makes any such regulations, Article 20.2 will (for the avoidance of doubt) continue to apply to these Articles, when read in conjunction with those regulations.

20.4 *Instructions via an uncertificated system*

Any instruction given by means of an Uncertificated System as referred to in these Articles shall be a dematerialised instruction given in accordance with the Uncertificated Regulations, the facilities and requirements of the Uncertificated System and the Operator's rules and practices.

20.5 *Forfeiture and sale*

Where the Company is entitled under the Act, the Operator's rules and practices, these Articles or otherwise to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares of a class which is a Participating Security which are held in uncertificated form, the Board may take such steps (subject to the Uncertificated Regulations and to such rules and practices) as may be required or appropriate, by instruction by means of an Uncertificated System or otherwise, to effect such disposal, forfeiture, enforcement or sale including by (without limitation):

(a) requesting or requiring the deletion of any computer-based entries in the Uncertificated System relating to the holding of such shares in uncertificated form;

(b) altering such computer-based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;

(c) requiring any holder of such shares, by notice in writing to him, to change his holding of such uncertificated shares into certificated form within any specified period;

(d) requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;

(e) otherwise rectify or change the Register in respect of any such shares in such manner as the Board considers appropriate (including, without limitation, by entering the name of a transferee into the Register as the next holder of such shares); and/or

(f) appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares from uncertificated form to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).

E. Lien on shares

21. Lien on shares not fully paid

The Company shall have a first and paramount lien on any of its shares which are not fully paid, but only to the extent and in the circumstances permitted by law. The lien shall also extend to all distributions and other moneys from time to time declared or payable in respect of such share. The Board may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien (if any) on that share.

22. Enforcement of lien by sale

22.1 ***Power of sale***

The Company may sell in any manner decided by the Board all or any of the shares subject to any lien at such time or times and in such manner as it may determine, save that no sale shall be made until such time as the moneys in respect of which such lien exists or some part of them are or is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due, or specifying the liability or engagement and demanding payment or fulfilment or discharge of them, and giving notice of intention to sell in default, shall have been served on the holder or the persons (if any) entitled by transmission to the shares and default in payment, fulfilment or discharge shall have been made by him or them for fourteen clear days after service of such notice.

22.2 *Title*

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share.

22.3 *Perfection of transfer*

For giving effect to any such sale, the Board may in the case of certificated shares authorise some person to execute an instrument of transfer of the shares sold in the name and on behalf of the holder or the persons entitled by transmission in favour of the purchaser or as the purchaser may direct and in the case of uncertificated shares exercise any power conferred on it by Article 20.5 (Forfeiture and sale) to effect a transfer of the shares. The purchaser shall not be bound to see to the application of the purchase money in respect of any such sale and the title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale. Any instrument or exercise shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to the shares to which it relates.

23. **Application of proceeds of sale**

The net proceeds of any sale of shares subject to any lien after payment of the costs shall be applied in or towards satisfaction of so much of the amount due to the Company or of the liability or engagement (as the case may be) as is presently payable or is liable to be presently fulfilled or discharged. The balance (if any) shall (in the case of certificated shares) on surrender to the Company for cancellation of the certificate for the shares sold and in all cases subject to a like lien for any moneys not presently payable or any liability or engagement not liable to be presently fulfilled or discharged as existed on the shares before the sale be paid to the holder of (or the person (if any) entitled by transmission to) the shares immediately prior to sale.

F. Calls on shares

24. **Calls**

Subject to the terms of allotment of shares, the Board may from time to time make calls on the members in respect of any moneys unpaid on the shares or any class of shares held by them respectively (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the terms of issue provided that no call on any share shall be payable within one month from the date fixed for the payment of the last preceding call. Each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made and whether or not by instalments) be liable to pay the amount of every call so made on him as required by the notice. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed or (as the case may require) any person to whom power has been delegated pursuant to these Articles serves notice of exercise of such power. A call may be required to be paid by instalments and may before receipt by the Company of any sum due under it be either revoked or postponed in whole or part as regards all or any such members as the Board may determine. A person on whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of them.

25. **Interest on calls**

If the whole of the sum payable in respect of any call is not paid on or before the day

appointed for payment, the person from whom it is due and payable shall pay all reasonable costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the unpaid amount from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or, if no rate is so fixed, at such rate, not exceeding fifteen per cent per annum, as the Board shall determine and specify in the notice of the call. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

26. **Rights of member when call unpaid**

No member shall be entitled to receive any dividend or to be present and vote at any general meeting either personally or (save as proxy for another member) by proxy, or be reckoned in a quorum or to exercise any other privilege as a member unless and until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

27. **Sums due on allotment treated as calls**

Any sum payable in respect of a share on allotment or at any fixed date whether in respect of the nominal value of the share or by way of premium or as an instalment of a call shall for all purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of allotment or in the notice of call, it becomes payable. If it is not paid, the provisions of these Articles shall apply as if such amount had become due and payable by virtue of a call duly made and notified.

28. **Power to differentiate**

The Board may make arrangements on the allotment or issue of shares for a difference as between the allottees or holders of such shares in the amount and time of payment of calls.

29. **Payment in advance of calls**

The Board may if it thinks fit receive from any member willing to advance it all or any part of the moneys uncalled and unpaid on the shares held by him. Such payment in advance of calls shall extinguish pro tanto the liability on the shares on which it is made. The Company may pay interest on the money paid in advance or so much of it as exceeds the amount for the time being called up on the shares in respect of which such advance has been made at such rate not exceeding fifteen per cent as the Board may decide until and to the extent that it would, but for the advance, become payable. The Board may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. No sum paid in advance of calls shall entitle the holder of a share in respect of them to any portion of a dividend subsequently declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

G. **Forfeiture of shares**

30. **Notice if call not paid**

If any member fails to pay the whole of any call or any instalment of any call on or before the day appointed for payment the Board may at any time serve a notice in writing on such member, or on any person entitled to the shares by transmission, requiring payment, on a date not less than fourteen clear days from the date of the notice, of the amount unpaid and any interest which may have accrued on it and any reasonable costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where the payment is to be made and state that, if the notice is not complied with, the shares in respect of which such call was made will be liable to be forfeited.

31. **Forfeiture for non-compliance**

If the notice referred to in Article 30 (Notice if call not paid) is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not paid before the forfeiture, and shall be deemed to occur at the time of the passing of the said resolution of the Board.

32. **Notice after forfeiture**

When any share has been forfeited notice of the forfeiture shall be served on the person who

was before forfeiture the holder of the share or the person entitled to such share by transmission (as the case may be). An entry of such notice having been given and of the forfeiture with the date of it shall forthwith be made in the Register in respect of such share together with a note that dealings are not permitted in the share. However, no forfeiture shall be invalidated by any omission to give such notice or to make such entry as aforesaid.

33. **Forfeiture may be annulled**

The Board may at any time before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of annul the forfeiture, on the terms that payment shall be made of all calls and interest due thereon and all expenses incurred in respect of the share and on such further terms (if any) as the Board shall see fit.

34. **Surrender**

The Board may accept a surrender of any share liable to be forfeited under these Articles upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited. In such case, references in these Articles to forfeiture shall include surrender.

35. **Disposal of forfeited shares**

Every share which shall be forfeited may, subject to the provisions of the Act, be sold, re-allotted or otherwise disposed of either to the person who was before forfeiture its holder or entitled to it or to any other person on such terms and in such manner as the Board shall determine and, in the case of re-allotment, whether with or without all or any part of the amount previously paid up on the share being treated as so paid up. The Board may, for the purposes of the disposal in the case of certificated shares, authorise some person to transfer the share in question and may enter the name of the transferee in respect of the transferred share in the Register notwithstanding the absence of any share certificate being lodged in respect of it and may issue a new certificate to the transferee in respect of certificated shares transferred to it. An instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of or the person entitled by transmission to the share. In the case of uncertificated shares the Board may exercise any power conferred on it by Article 20.5 (Forfeiture and sale) to effect a transfer of the shares. The Company may, if the Board considers it just and equitable to do so, receive the consideration (if any) given for the share on its disposal.

36. **Effect of forfeiture**

A shareholder whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall in the case of a certificated share surrender to the Company for cancellation the certificate for such shares. He shall nevertheless be liable (unless payment is waived in whole or in part by the Directors) to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest on them from the date of the forfeiture to the date of payment at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at such rate not exceeding fifteen per cent per annum as the Board may determine, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) claims, demands and liabilities which the Company might have enforced in respect of the shares at the time of forfeiture without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on the disposal.

37. **Extinction of claims**

The forfeiture of a share shall include all dividends and other payments or distributions declared in respect of the forfeited shares and not paid or distributed before forfeiture.

38. **Evidence of forfeiture**

A statutory declaration by a Director or the Secretary that a share has been forfeited in pursuance of these Articles and stating the date on which it was forfeited shall as against all persons claiming to be entitled to the share adversely to its forfeiture, be conclusive evidence of the facts stated in it. The declaration, together with the receipt of the Company for the consideration (if any) given for the share on its sale or disposition and a certificate for the share under the Seal delivered to the person to whom it is sold or disposed of, shall (subject if necessary to the execution of an instrument of transfer) constitute a good title to the share. Subject to the execution of any necessary transfer in the case of a certificated share, such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition and shall not be bound to see to the application of the purchase money or other consideration (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture or disposal of the share. Such person shall not (except by express agreement with the Company) become entitled to any dividend which might have accrued on the share before the completion of the sale or disposition thereof.

H. **Transfer of shares**

39. **Form of transfer**

Each member may transfer all or any of his shares in the case of certificated shares by instrument of transfer in writing in any usual form or in any form approved by the Board or in the case of uncertificated shares without a written instrument in accordance with the Uncertificated Regulations. Any written instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect of it.

40. **Right to refuse registration**

40.1 ***Registration of certificated share transfer***

The Board may in its absolute discretion and without giving any reason refuse to register any transfer of a certificated share unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of a share on which the Company has no lien;

(c) it is in respect of only one class of shares;

(d) it is in favour of a single transferee or not more than four joint transferees;

(e) it is duly stamped (if so required);

(f) it is delivered for registration to the Office, or such other place as the Board may from time to time determine, accompanied (except in the case of a transfer where a certificate has not been required to be issued) by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or if the transfer is executed by some other person on his behalf, the authority of that person to do so;

and

(g) the holding of such share would not result in a regulatory, pecuniary, legal, taxation or material administrative disadvantage for the Company or its shareholders as a whole including, but not limited to, where such a disadvantage would arise out of the transfer of any share to a Prohibited Person,

provided that such discretion may not be exercised in such a way as to prevent dealings in such shares from taking place on an open and proper basis.

The Board shall refuse to register any transfer of certificated shares which is:

(a) not made (i) in accordance with Regulation S, (ii) pursuant to registration under the US Securities Act or (iii) pursuant to an available exemption from registration under the US Securities Act; or

(b) made by "qualified purchasers" (as defined in the US Investment Company Act) to "US persons" (as defined in Regulation S) who are not "qualified purchasers".

40.2 ***Registration of an uncertificated share transfer***

The Board shall register a transfer of title to any uncertificated share or the renunciation or transfer of any renounceable right of allotment of a share which is a Participating Security held in uncertificated form in accordance with the Uncertificated Regulations, except that the Board may refuse (subject to any relevant requirements applicable to the recognised investment exchange(s) to which the shares of the Company are admitted) to register any such transfer or renunciation which is in favour of more than four persons jointly or in any other circumstance permitted by the Uncertificated Regulations.

40.3 ***Transfers to minors, bankrupts or mentally disordered persons***

No transfer of any share shall be made:

(a) to a minor; or

(b) to a bankrupt; or

(c) to any person who is, or may be, suffering from mental disorder and either:

(i) has been admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 (an Act of Parliament) or any similar statute relating to mental health (whether in the United Kingdom, the Isle of Man or elsewhere); or

(ii) an order has been made by any court having jurisdiction (whether in the United Kingdom, the Isle of Man or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs

and the Directors shall refuse to register the purported transfer of a share to any such person.

40.4 ***Compulsory transfer of shares***

(a) If it shall come to the notice of the Board that any shares:

(i) are or may be owned or held directly or beneficially by any person in breach

of any law or requirement of any country or by virtue of which such person is not qualified to own those shares and, in the sole and conclusive determination of the Board, such ownership or holding or continued ownership or holding of those shares (whether on its own or in conjunction with any other circumstance appearing to the Board to be relevant) would in the reasonable opinion of the Board, cause a pecuniary or tax disadvantage to the Company or any other holder of shares or other securities of the Company which it or they might not otherwise have suffered or incurred; or

(ii) are or may be owned or held directly or beneficially by any person that is an employee benefit plan subject to Title I of ERISA, or other plan subject to Section 4975 of the US Internal Revenue Code of 1986, as amended, and in the opinion of the Board the assets of the Company may be considered "plan assets" within the meaning of Section 3(42) of ERISA; or

(iii) are or may be owned or held directly or beneficially by any person to whom a transfer of shares or whose ownership or holding of any shares might in the opinion of the Board require registration of the Company as an investment company under the US Investment Company Act; or

(iv) are or may be owned or held directly or beneficially by any "United States person" (as defined in Section 957(c) of the US Internal Revenue Code of 1986, as amended) and such person's shareholding amounts to ten per cent. or more of the shares, unless otherwise approved by the Board

(collectively, a "**Prohibited Person**"),

the Board may serve written notice (hereinafter called a "**Transfer Notice**") upon the person (or any one of such persons whose shares are registered in joint names) appearing in the register as the holder (the "**Vendor**") of any of the shares concerned (the "**Relevant Shares**") requiring the Vendor within ten days (or such extended time as in all the circumstances the Board consider reasonable) to transfer (and/or procure the disposal of interests in) the Relevant Shares to another person who, in the sole and conclusive determination of the Board, would not fall within paragraph (i), (ii), (iii) or (iv) above (such a person being hereinafter called an "**Eligible Transferee**"). On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Shares to which it relates pursuant to the provisions referred to in this paragraph or Article 40.4(b), the rights and privileges attaching to the Relevant Shares will be suspended and not capable of exercise.

(b) If within ten days after the giving of a Transfer Notice (or such extended time as in the circumstances the Board consider reasonable) the Transfer Notice has not been complied with to the satisfaction of the Board, the Company may sell the Relevant Shares on behalf of the holder thereof by instructing a London Stock Exchange member firm to sell them at the best price reasonably obtainable at the time of sale to any one or more Eligible Transferees. To give effect to a sale the Board may authorise in writing any officer or employee or the secretary of the Company to transfer the Relevant Shares on behalf of the holder thereof (or any person who is automatically entitled to the shares by transmission or by law) or to cause the transfer of the Relevant Shares to the purchaser and in relation to an uncertificated share may require the Operator to convert the share into certificated form and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the Relevant Shares. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by any irregularity in or invalidity of the proceedings

connected to the sale. The net proceeds of the sale of the Relevant Shares, after payment of the Company's costs of the sale, shall be paid by the Company to the Vendor or, if reasonable enquiries have failed to establish the location of the Vendor, into a trust account at a bank designated by the Company, the associated costs of which shall be borne by such trust account. The Company may register or cause the registration of the transferee as holder of the Relevant Shares and thereupon the transferee shall become absolutely entitled thereto.

(c) A person who becomes aware that he falls, or is likely to fall, within any of Article 40.4 (a)(i), (ii), (iii) or (iv), shall forthwith, unless he has already received a Transfer Notice pursuant to the provisions referred to in Article 40.4 above either transfer the shares to one or more Eligible Transferees or give a request in writing to the Board for the issue of a Transfer Notice in accordance with the provisions referred to in Article 40.4. Every such request shall, in the case of certificated shares, be accompanied by the certificate(s) for the shares to which it relates.

(d) Subject to the provisions of the Articles, the Board shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that none of the shares are held in such a way as to entitle the Board to serve a Transfer Notice in respect thereof. The Board may, however, at any time and from time to time call upon any holder (or any one of joint holders or a person who is automatically entitled to the shares by transmission or by law) of shares by notice in writing to provide such information and evidence as they require upon any matter connected with or in relation to such holders of shares. In the event of such information and evidence not being so provided within such reasonable period (not being less than ten clear days after service of the notice requiring the same) as may be specified by the Board in the said notice, the Board may, in its absolute discretion, treat any share held by such a holder or joint holders or person who is automatically entitled to the shares by transmission or by law as being held in such a way as to entitle them to service a Transfer Notice in respect thereof.

(e) The Board will not be required to give any reasons for any decision, determination or declaration taken or made in accordance with these provisions. The exercise of the powers conferred by the provisions referred to in Article 40.4(a), (b) or (d) may not be questioned or invalidated in any case on the grounds that there was insufficient evidence of direct or indirect beneficial ownership or holding of shares by any person or that the true direct or beneficial owner or holder of any shares was otherwise than as appeared to the Board at the relevant date provided that the said powers have been exercised in good faith.

41. **Notice of refusal**

If the Board refuses to register a transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. Any instrument of transfer which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. All instruments of transfer which are registered may be retained by the Company.

42. **Closing of register**

The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may from time to time determine (subject to the Uncertificated Regulations in the case of any shares of a class which is a Participating Security). Notice of closure of the Register shall be given in accordance with the requirements of the Act.

43. **No fees on registration**

No fee shall be charged for registration of a transfer or on the registration of any probate, letters of administration, certificate of death or marriage, power of attorney, notice or other instrument relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

44. **Recognition of renunciation of allotment of shares**

Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

I. **Transmission of shares**

45. **On death**

If a member dies the survivors or survivor where he was a joint holder and his executors or administrators where he was a sole or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased member from any liability in respect of any share which has been solely or jointly held by him.

46. **Election of person entitled by transmission**

Any person entitled to a share by transmission, may, on such evidence as to his title being produced as the Board may reasonably require, elect either to become registered as a member or to have some person nominated by him registered as a member. If he elects to become registered himself he shall give written notice signed by him to the Company to that effect. If he elects to have some other person registered he shall, in the case of a certificated share, execute an instrument of transfer of such shares to that person and, in the case of an uncertificated share, either procure that all appropriate instructions are given by means of the Uncertificated System to effect the transfer of such share to such person or change the uncertificated share to certificated form and then execute an instrument of transfer of such share to such person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice, instrument of transfer or instructions (as the case may be) as if it were an instrument of transfer executed or instructions given by the member and his death, bankruptcy or other event had not occurred and any notice or transfer were executed by such member. Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the Board, the Board shall, within two months after proof, cause the entitlement of that person to be noted in the Register.

47. **Rights on transmission**

Where a person is entitled to a share by transmission, the rights of the holder in relation to such share shall cease. However, the person so entitled may give a good discharge for any dividends and other moneys payable in respect of it and shall have the same rights to which he would be entitled if he were the holder of the share except that he shall not before he is registered as the holder of the share be entitled in respect of it to give notice of or to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares of the Company. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

J. General meetings

48. Annual general meetings

Subject to the provisions of the Act, annual general meetings shall be held at such time and place as the Board may determine.

49. Extraordinary general meetings

All general meetings other than annual general meetings, shall be called extraordinary general meetings.

50. Convening of extraordinary general meeting

The Board may convene an extraordinary general meeting whenever it thinks fit. At any meeting convened on such requisition (or any meeting requisitioned pursuant to section 113 of the Principal Act) no business shall be transacted except that stated by the requisition or proposed by the Board. If there are not sufficient members of the Board to convene a general meeting, any Director or any member of the Company may call a general meeting.

51. Notice of general meetings

51.1 ***Length of notice***

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution appointing a person as a Director or (save as provided by the Act) a resolution of which special notice has been given to the Company shall be convened by not less than twenty-one clear days' notice in writing. Other extraordinary general meetings shall be convened by not less than fourteen clear days' notice in writing. Notwithstanding that a meeting is convened by shorter notice than that specified in this Article, it shall be deemed to have been properly convened if it is so agreed by all the members entitled to attend and vote at the meeting.

51.2 ***Form of notice***

Every notice convening a general meeting shall specify:

(a) whether the meeting is an annual general meeting or an extraordinary general meeting;

(b) the place, the day and the time of the meeting;

(c) in the case of special business, the general nature of that business;

(d) if the meeting is convened to consider a special or extraordinary resolution, the intention to propose the resolution as such; and

(e) with reasonable prominence that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member, and the place where instruments of proxy are to be deposited if the Board determines that place to be other than the Office.

51.3 ***Entitlement to receive notice***

The notice shall be given to the members (other than any who under the provisions of these Articles or of any restrictions imposed on any shares are not entitled to receive notice from

the Company), to the Directors and to the Auditors and if more than one for the time being, to each of them.

52. **Omission to send notice**

The accidental omission to send a notice of meeting or, in cases where it is intended that it be sent out with the notice, an instrument of proxy, to, or the non-receipt of either by, any person entitled to receive the same shall not invalidate the proceedings at that meeting.

53. **Special business**

All business that is transacted at a general meeting shall be deemed special, except the following transactions at an annual general meeting:

(a) the declaration of dividends;

(b) the receipt and consideration of the annual accounts and the reports of the Directors and the Auditors and other documents required to be attached or annexed to the accounts;

(c) the election or re-election of Directors;

(d) the fixing of the Directors fees pursuant to Article 96 (Directors' fees); and

(e) the re-appointment of the Auditors retiring (unless they were last appointed otherwise than by the Company in general meeting) and the fixing of the remuneration of the Auditors or the determination of the manner in which such remuneration is to be fixed.

K. Proceedings at general meetings

54. **Quorum**

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business but the absence of a quorum shall not preclude the choice or appointment of a Chairman which shall not be treated as part of the business of the Meeting. Subject to the provisions of Article 55 (If quorum not present), 2 persons entitled to attend and to vote on the business to be transacted, each being a member present in person or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

55. **If quorum not present**

If within fifteen minutes (or such longer interval not exceeding one hour as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to later on the same day, to the same day in the next week at the same time and place, or to such other day and at such time and place as the Chairman (or, in default, the Board) may determine, being not less than fourteen nor more than twenty-eight days thereafter. If at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting one member present in person or by proxy or (being a corporation) by a duly authorised representative shall be a quorum. If no such quorum is present or, if during the adjourned meeting a quorum ceases to be present, the adjourned meeting shall be dissolved. The Company shall give at least seven clear days'

notice of any meeting adjourned through lack of quorum (where such meeting is adjourned to a day being not less than fourteen nor more than twenty-eight days thereafter).

56. **Security and meeting place arrangements**

56.1 ***Searches***

The Board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to such general meeting to any member or proxy who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

56.2 ***Inadequate meeting place***

If it appears to the Chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall nevertheless be duly constituted and its proceedings valid provided that the Chairman is satisfied that adequate facilities are available to ensure that any member who is unable to be accommodated is nonetheless able to participate in the business for which the meeting has been convened and to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere, and to be heard and seen by all other persons so present in the same manner.

57. **Chairman**

The Chairman of the Board shall preside as Chairman at every general meeting of the Company. If there be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the meeting or shall be unwilling to act as Chairman, the deputy Chairman (if any) of the Board shall if present and willing to act preside as Chairman at such meeting. If no Chairman or deputy Chairman shall be so present and willing to act, the Directors present shall choose one of their number to act or, if there be only one Director present, he shall be Chairman if willing to act. If no Director is willing to act as Chairman of the meeting or, if no Director is present within fifteen minutes of the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be Chairman of the meeting.

58. **Director may attend and speak**

A Director shall notwithstanding that he is not a member be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares of the Company. The Chairman may invite any person to attend and speak at any general meeting of the Company whom the Chairman considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting.

59. **Power to adjourn**

The Chairman of the general meeting may, with the consent of a meeting at which a quorum is present, and shall if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place as he shall determine. However, without prejudice to any other power which he may have under these Articles or at common law the Chairman may, without the need for the consent of the meeting, interrupt or adjourn any meeting from time to time and from place to place or for an indefinite period if he is of the opinion that it has become necessary to do so in order to secure the proper and orderly conduct of the meeting or to give all persons entitled to do so a reasonable opportunity of attending,

speaking and voting at the meeting or to ensure that the business of the meeting is otherwise properly disposed of.

60. **Notice of adjourned meeting**

Where a meeting is adjourned indefinitely the Board shall fix the time and place for the adjourned meeting. Whenever a meeting is adjourned for fourteen days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

61. Business of adjourned meeting

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

L. Voting

62. Method of voting

At any general meeting a resolution put to a vote of the meeting shall be decided on a show of hands unless (before or immediately after the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded by:

(a) the Chairman of the meeting; or

(b) by at least two members present in person or by proxy having the right to vote at the meeting; or

(c) a member or members present in person or by proxy representing not less than one tenth of the voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right;

and a demand for a poll by a person as proxy for a member shall be as valid as if the demand were made by the member himself.

63. Chairman's declaration conclusive on show of hands

Unless a poll is duly demanded and the demand is not withdrawn a declaration by the Chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive, and an entry to that effect in the book containing the minutes of proceedings of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

64. Objection to error in voting

No objection shall be raised to the qualification of any voter or to the counting of or failure to count any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that it is of sufficient magnitude to vitiate the resolution or may otherwise have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive.

65. Amendment to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment to it (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted on. In the case of a resolution duly proposed as an ordinary resolution, no amendment to it (other than a mere clerical amendment to correct a manifest error) may be considered or voted upon unless notice of such proposed amendment is given to the Office at least forty-eight hours prior to the time appointed for holding the relevant meeting or adjourned meeting or (in the absence of any such notice) the Chairman of the meeting in his absolute discretion rules that the amendment is fit for consideration at the meeting.

66. Procedure on a poll

66.1 *Timing of poll*

Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken forthwith. A poll duly demanded on any other matter shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll as demanded, as the Chairman shall direct. The Chairman may, and if so directed by the meeting shall, appoint scrutineers who need not be members and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

66.2 *Continuance of the meeting*

The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which a poll has been demanded. If a poll is demanded before the declaration of the result on a show of hands and the demand is duly withdrawn the meeting shall continue as if the demand had not been made.

66.3 *Withdrawal of demand for a poll*

The demand for a poll may before the poll is taken, be withdrawn, but only with the consent of the Chairman. A demand so withdrawn shall validate the result of a show of hands declared before the demand was made. If a demand is withdrawn, the persons entitled in accordance with Article 62 (Method of voting) may demand a poll.

66.4 *Voting on a poll*

On a poll votes may be given in person or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

67. Votes of members

67.1 *Number of votes*

Subject to the provisions of the Act and to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to these Articles, at any general meeting every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall on a show of hands have one vote and on a poll every member present in person or by proxy or (being a corporation) by a duly authorised representative shall have one vote for each share of which he is the holder.

67.2 ***Joint holders***

If two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Register.

67.3 ***Receivers and other persons***

Where in the Isle of Man or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may in its absolute discretion on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person authorised by a court or official, to vote in person or, on a poll, by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

68. **Casting vote**

In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll was demanded shall be entitled to a second or casting vote in addition to any other vote that he may have.

69. **Restriction on voting rights for unpaid calls etc.**

No member shall, unless the Board otherwise determines, be entitled to vote at a general meeting or at any separate meeting of the holders of any class of shares either in person or by proxy, or be counted in a quorum, in respect of any share held by him or to exercise any right as a member unless all calls or other sums presently payable by him in respect of that share in the Company have been paid to the Company.

70. **Voting by proxy**

Any person (whether a member of the Company or not) may be appointed to act as a proxy. Deposit of an instrument of proxy shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment of it.

71. **Form of proxy**

The appointment of a proxy shall:

(a) be in any common form or in such other form as the Board may approve under the

hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under its common seal or under the hand of some officer or attorney duly authorised in that behalf;

(b) be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit, but shall not confer any further right to speak at the meeting except with the permission of the Chairman;

(c) unless the contrary is stated in it be valid as well for any adjournment of the meeting as for the meeting to which it relates; and

(d) where it is stated to apply to more than one meeting, be valid for all such meetings as well as for any adjournment of any such meetings.

72. **Deposit of proxy**

72.1 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board shall:

(a) in the case of an instrument in writing, be deposited by personal delivery, post or facsimile transmission at the Office or at such other place within the Isle of Man or elsewhere as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than forty-eight hours before the time of the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of an appointment contained in an Electronic Communication, where an address has been specified for the purpose of receiving Electronic Communications:

(i) in the notice convening the meeting; or

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an Electronic Communication to appoint a proxy issued by the Company in relation to the meeting

be received at such address not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in the case of a poll taken more than forty-eight hours after it is demanded be deposited as aforesaid after the poll has been demanded and not less than twenty-four hours before the time appointed for the taking of the poll; or

(d) where the poll is not taken forthwith but is taken not more than forty-eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the Chairman of the meeting;

and an appointment of a proxy not deposited, delivered or received in a manner so permitted shall be invalid. The Board may at its discretion treat a faxed or other machine made copy of a written instrument or Electronic Communication appointing a proxy as such an appointment

for the purpose of this Article. No appointment of a proxy shall be valid after the expiry of twelve months from the date named in it as the date of its execution except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

72.2 The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these Articles by Electronic Communication, but because of a technical problem it cannot be read by the recipient.

73. **More than one proxy may be appointed**

A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered, none of them shall be treated as valid in respect of that share.

74. **Board may supply proxy cards**

The Board shall at the expense of the Company send by post or otherwise forms of appointment of proxy (reply-paid or otherwise) with the notice convening any general meeting to members entitled to vote at the meeting. Such forms of appointment of proxy shall provide for voting both for and against all resolutions to be proposed at the meeting other than the resolutions relating to the procedure of the meeting. The accidental omission to send an appointment of proxy or the non receipt of it by any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

75. **Revocation of proxy**

A vote given or poll demanded in accordance with the terms of an appointment of a proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the appointment of the proxy, or of the authority under which the appointment of the proxy was executed or the transfer of the share in respect of which the appointment of the proxy is given unless notice in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Office, or at such other place as has been appointed for the deposit of written appointments of proxy or, where the appointment of the proxy is contained in an Electronic Communication, at the address at which such appointment was received at least forty-eight hours before the commencement of the meeting or adjourned meeting or the taking of the poll at which the instrument of proxy is used.

In this Article, "address" in relation to Electronic Communications includes any number, electronic mail address or other address used for the purposes of such communications.

76. **Corporate representative**

(a) A corporation (whether or not a company within the meaning of the Act) which is a member may by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative (or as the case may be, representatives) at any meeting of the Company or at any separate meeting of the holders of any class of shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation's holdings to which the authority relates) as the corporation could

exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it and all references to attendance and voting in person shall be construed accordingly. A certified copy of such a resolution shall be deposited at the office not less than forty-eight hours before the time appointed for holding the meeting or first meeting at which the person so authorised is to act, or, in the case of a poll taken subsequent to the meeting or first meeting, not less than twenty-four hours before the time appointed for the taking of the poll, and unless such certified copy of such resolution is so deposited the authority granted by such resolution shall not be treated as valid. Where certified copies of two or more valid but differing resolutions authorising any person or persons to act as the representative of any corporation pursuant to this Article 76 at the same meeting in relation to the same share are deposited at the office, the resolution, a certified copy of which is deposited with the Company (in accordance with this Article 76) last in time (regardless of the date of such certified copy or of the date upon which the resolution set out there was passed), shall be treated as revoking and replacing all other such authorities as regards that share but if the Company is unable to determine which of any such two or more valid but differing resolutions was the one so deposited last in time, none of them shall be treated as valid in respect of that share. The authority granted by any such resolution shall, unless the contrary is stated in the certified copy thereof deposited with the Company pursuant to this Article, be treated as valid for any adjournment of any meeting at which such authority may be used as well as at such meeting.

(b) A corporation which is a member of the Company who holds different classes of shares may so authorise one or more different persons for each class of share held.

77. **Disclosure of interests in shares and suspension of interests**

77.1 ***Disclosure of substantial interests in shares***

(a) Every person who is to his knowledge interested in the voting rights of three per cent. or more of the issued shares of any relevant class of shares in the capital of the Company, shall without delay, give to the Company notice in writing of the information set out in Article 77.1(b) below.

(b) The information referred to in Article 77.1(a) is as follows:

(i) the amount of shares of the relevant class in which he was to his knowledge directly or indirectly interested immediately after the obligation arose and the percentage of voting rights in the Company held through those shares (and/or any other direct or indirect holding of qualifying financial instruments in such shares); and

(ii) the following information: (a) the identity and address of each registered holder of those shares (and person(s) entitled to exercise voting rights on behalf of such registered holder, if applicable) and the amount of shares then held by each such holder; (b) the chain of controlled undertakings through which voting rights are effectively held, if applicable; (c) the date on which the threshold was reached or crossed; and (d) in respect of any notification of voting rights arising from the holding of qualifying financial instruments by that shareholder, the following shall be required:

(A) the resulting situation in terms of voting rights;

(B) if applicable, the chain of controlled undertakings through which qualifying financial instruments are effectively held;

(C) the date on which the threshold was reached or crossed;

(D) for qualifying financial instruments with an exercise period, an indication of the date or time period where shares will or can be acquired, if applicable;

(E) the date of maturity or expiration of the qualifying financial instrument;

(F) the identity of the holder; and

(G) the name of the underlying issuer of such qualifying financial instrument.

(c) Every person who, at any time after the date on which this Article comes into force, ceases to be interested, or becomes aware that he has ceased to be interested, in the voting rights of three per cent. or more of the shares for the time being in issue of any relevant class of shares of the Company, shall be under an obligation to give to the Company notice in writing of that fact and all the information required under Article 77.1(b) above.

(d) Where:

(i) a person is to his knowledge, directly or indirectly interested in the voting rights of three per cent. or more of the shares for the time being in issue of any relevant class of shares of the Company; and

(ii) there occurs to his knowledge, or he becomes aware that there has occurred, a change in his percentage interest in the voting rights of shares of that class for the time being in issue,

that person shall be under an obligation to give to the Company notice in writing of the change, specifying the information set out in Article 77.1(b).

(e) An obligation to give a notice to the Company under Article 77.1(a), 77.1(c) or 77.1(d) of this Article shall be fulfilled without delay and in any event before the end of the second working day after the day on which it arises.

(f) Every person who is to his knowledge directly or indirectly interested in the voting rights of three per cent. or more of the shares for the time being in issue of any relevant class of shares of the Company shall for as long as he remains so interested be under a continuing obligation to give to the Company notice in writing of the particulars in relation to those shares specified in Article 77.1(b) and of any change in those particulars, of which he becomes aware at any time after the event (or if more than one the most recent event) by virtue of which he became obliged by the preceding provisions of this Article to give notice to the Company of his interest. A notice given under this Article shall be given without delay and in any event before the end of the second working day after the day on which the person giving the notice becomes aware of the relevant facts.

(g) A notice given to the Company under any of the preceding provisions of this Article by a person who is for the time being a party to an agreement to which Article 77.3(c) applies shall:

(i) state that he is a party to such an agreement;

(ii) include the names and (so far as known to him) the addresses of the other parties to the agreement, identifying them as such; and

(iii) state whether any of the shares to which the notice relates are shares in which he is interested by virtue of Article 77.3(c) and, if so, the amount of such share.

(h) Where a person gives a notice to the Company under Article 77.1(c) in consequence of his having ceased to be interested in any shares by virtue of the fact that he or any other person has ceased to be a party to an agreement to which Article 77.3(c) applies, the notice shall include a statement that he or that other person has ceased to be a party to the agreement (as the case may require) and also (in the latter case) the name and (if known to him) the address of that other person.

(i) A person shall be taken to be an indirect holder of shares under this Article 77.1 to the extent that he is entitled to acquire, to dispose of, or to exercise voting rights over such shares.

77.2 ***Register and notification of substantial interests***

(a) The Directors shall keep a register for the purposes of Article 77.1 (in this Article hereafter referred to as "**the Register of Substantial Interests**" and each such entry being a "**Substantial Interest**") and shall procure that, whenever the Company receives information from a person in consequence of the fulfilment of an obligation imposed on him by that Article, that information is within three working days thereafter inscribed in the Register of Substantial Interests against that person's name, together with the date of the inscription.

(b) Unless the Register of Substantial Interests is in such a form as to constitute an index, the Directors shall ensure that the Register of Substantial Interests is made up in such a way that the entries against the respective names entered in it appear in chronological order.

(c) The Directors shall cause to be maintained an index of the names entered in the Register of Substantial Interests, containing in relation to each such name a sufficient indication to enable the information entered against it to be readily found, and shall procure that within ten days after the date on which a name is entered in the Register of Substantial Interests any necessary alteration is made in the index.

(d) The Register of Substantial Interests shall be kept at the Office.

(e) The Register of Substantial Interests shall be open to inspection in the same manner as the Register in accordance with these Articles.

(f) The Company shall, in accordance with the AIM Rules, without delay notify a regulatory information service for distribution to the public of any Substantial Interests or relevant changes in Substantial Interests by delivery of a Company announcement.

(g) The Company may, at the end of each calendar month during which an increase or decease has occurred, notify a regulatory information service for distribution to the public the total number of voting rights and capital in respect of each class of share which it issues. For the purposes of any obligation of any person to give a notice to the Company under Article 77.1, the number of voting rights to be considered when calculating whether a threshold is reached, exceeded or fallen below is the number of voting rights in the Company's most recent notification issued pursuant to this Article 77.2(g).

77.3 ***Interpretation of Articles 77.1 to 77.2***

(a) In Articles 77.1 to 77.2 of these Articles and this Article:

(i) "**working day**" means a day which is not a Saturday, a Sunday, Christmas Day, Good Friday or a bank holiday in the Isle of Man;

(ii) a person's percentage interest in shares of any class is to be determined by expressing the aggregate nominal value of the shares of that class in which that person is for the time being interested as a percentage of the nominal value of the shares of that class then in issue and rounding that figure down, if it is not a whole number, to the nearest whole number; and

(iii) "**shares of a relevant class**" means:

(A) shares of a class carrying the right to vote in all circumstances at general meetings of the Company; and

(B) shares of a class which, whether presently or at a future date or contingently, is convertible into, or carries any right to subscribe for, share falling within (A) above;

and it is for this purpose irrelevant that the holders of some or all of the shares of a class are for the time being not entitled, as a result of the service of a disenfranchisement notice under Article 77.4, to vote at general meetings of the Company;

(iv) "**qualifying financial instrument**" and "**controlled undertaking**" have those definitions set out in Annex B the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006.

(b) For the purposes of Articles 77.1 to 77.2 a person is to be treated as interested in a share if, but only if:

(i) he would be treated as so interested for the purposes of Part VI of the UK 1985 Act if section 203, section 208 and section 209 (but not section 205) of the UK 1985 Act applied to the Company; or

(ii) he is to be so treated by virtue of Article 77.3(c).

(c) For the purposes of any obligation of any person to give a notice to the Company under Article 77.1, or to give to the Directors any information under Article 77.4:

(i) any person who is a party to an agreement to which this paragraph applies is to be treated as interested in shares in which any other party to that agreement is interested (whether or not the interest of the other party in question was

acquired, in pursuance of the agreement); and

(ii) an interest of the party to such an agreement in shares is an interest apart from the agreement if he has or is treated as having that interest otherwise than by virtue of the application of this paragraph in relation to that agreement (and accordingly includes an interest which he is treated as having by virtue of the reference to section 203 or section 208 of the UK 1985 Act in Article 77.3(b) or by virtue of the application of this paragraph in relation to another such agreement).

(d) Article 77.3(c) applies to any agreement to which section 204 of the UK 1985 Act would apply if the Company were a public company for the purposes of that section; and sub-sections 5 and 6 of that section shall be deemed to apply for the purpose of interpreting:

(i) the word "**agreement**" in this paragraph; and

(ii) references elsewhere in these Articles to an agreement to which Article 77.3(c) applies.

(e) The Company shall not by virtue of anything done for the purposes of Articles 77.1 to 77.2 or this Article be deemed to be affected with notice of, or put upon enquiry as to, the rights of any person in relation to any shares.

(f) For the avoidance of doubt, references in this Article to provisions of the UK 1985 Act include references to relevant provisions of the UK 2006 Act, as they may apply from time to time.

77.4 ***Disenfranchisement notice***

The Board may at any time serve an Information Notice upon a member. If a member has been issued with an Information Notice and has failed in relation to any shares the subject of the Information Notice ("**relevant shares**") to furnish any information required by such notice within the time period specified therein, then the Board may at any time following fourteen days from the expiry of the date on which the information required to be furnished pursuant to the relevant Information Notice is due to be received by the Board, serve on the relevant holder a notice (in this Article called a "**disenfranchisement notice**") whereupon the following sanctions shall apply:

(a) *Voting*

the member shall not with effect from the service of the disenfranchisement notice be entitled in respect of the relevant shares to be present or to vote (either in person or by representative or proxy) at any general meeting of the Company or at any separate meeting of the holders of any class of shares of the Company or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) *Dividends and transfers*

where the relevant shares represent at least 0.25 per cent. in nominal value of their class:

(i) any dividend or other money payable in respect of the relevant shares shall be withheld by the Company, which shall not have any obligation to pay interest on it and the member shall not be entitled to elect pursuant to Article 143 (Payment of scrip dividends) to receive shares instead of that dividend; and

(ii) subject in the case of uncertificated shares to the Uncertificated Regulations no transfer, other than an approved transfer, of any relevant shares held by the member shall be registered unless the member is not himself in default as regards supplying the information required pursuant to the relevant Information Notice and the member proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

77.5 ***Withdrawal notice***

The Company may at any time withdraw a disenfranchisement notice by serving on the holder of the shares to which the same relates a notice in writing to that effect (a "**withdrawal notice**").

77.6 ***Cessation of sanctions***

Where the sanctions under Article 77.4 (Disenfranchisement notice) apply in relation to any shares they shall cease to have effect:

(a) if the shares are transferred by means of an approved transfer;

(b) at the end of the period of one week (or such shorter period as the Board may determine) following receipt by the Company of the information required by the notice mentioned in Article 77.4 and the Board being fully satisfied that such information is full and complete; or

(c) on the date on which a withdrawal notice is served by the Company.

77.7 *Certificated form*

The Board may:

(a) give notice in writing to any member holding relevant shares in uncertificated form requiring the member to change his holding of such shares from uncertificated form into certificated form within a specified period and then to hold such relevant shares in certificated form until the issue of a withdrawal notice; and

(b) appoint any person to take any steps, by instruction by means of an Uncertificated System or otherwise, in the name of any holder of relevant shares as may be required to change such shares from uncertificated form into certificated form (and such steps shall be effective as if they had been taken by such holder).

M. Untraced members

78. Power of sale

78.1 *Untraceable members*

The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (b) (or if published on different dates, the earlier or earliest of them) no cheque, order or warrant in respect of such share sent by the Company through the post in a pre-paid envelope addressed to the member or to the person entitled by transmission to the share at his address on the Register or other last known address given by the member or person to which cheques, orders or warrants in respect of such share are to be sent has been cashed and the Company has received no communications in respect of such share from such member or person provided that during such period of twelve years at least three cash dividends (whether interim or final) in respect of the shares in question have become payable and no such dividend during that period has been claimed by the person entitled to it;

(b) on or after expiry of the said period of twelve years the Company has given notice of its intention to sell such share by advertisements in both a national daily newspaper published in the United Kingdom and in a newspaper circulating in the area in which the last known address of such member or person appeared;

(c) the said advertisements, if not published on the same day, shall have been published within thirty days of each other;

(d) during the further period of three months following the date of publication of the said advertisements (or, if published on different dates the later or latest of them) and prior to the exercise of the power of sale the Company has not received any communication in respect of such share from the member or person entitled by transmission; and

(e) the Company has given notice in accordance with the regulations of the relevant regulatory authority of its intention to make such sale and shall, if appropriate, have obtained the approval of the relevant regulatory authority to the proposed form of the said advertisement, if shares of the class concerned are admitted to a securities list and/or a recognised investment exchange.

78.2 ***Perfection of transfer***

To give effect to any sale of shares pursuant to this Article 78 (Power of sale) the Board may in the case of certificated shares authorise some person to transfer the shares in question and may enter the name of the transferee in respect of the transferred shares in the Register notwithstanding the absence of any share certificate being lodged in respect of it and may issue a new certificate to the transferee and in the case of uncertificated shares exercise any power conferred on it by Article 20.5 (Forfeiture and sale) to effect a transfer of the shares. The purchaser shall not be bound to see to the application of the purchase moneys in respect of any such sale nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale or transfer. Any instrument or exercise shall be effective as if it had been executed or exercised by the holder of or the person entitled by transmission to the shares to which it relates.

78.3 ***Additional shares***

If during the period of twelve years referred to in Article 78.1 (Untraceable members) or during any period ending on the date when all the requirements of paragraphs (a) to (d) of Article 78.1 have been satisfied, any additional shares have been issued in respect of those held at the beginning of such period or of any previously so issued during such period and all the requirements of paragraphs (b) to (d) of Article 78.1 have been satisfied in regard to such additional shares the Company shall also be entitled to sell the additional shares.

79. **Application of proceeds of sale**

The Company shall account to the member or other person entitled to such share or shares for the net proceeds of such sale by carrying all moneys in respect of it to a separate account. The Company shall be deemed to be a debtor to and not a trustee for such member or other person in respect of such moneys. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments as the Board may from time to time think fit. No interest shall be payable to such member or other person in respect of such moneys and the Company shall not be required to account for any money earned on them.

N. Appointment, retirement and removal of directors

80. Number of Directors

Unless and until otherwise determined by the Company by ordinary resolution the number of Directors (other than any alternate Directors) shall be not less than two or more than twelve.

81. Power of Company to appoint Directors

Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy, or as an addition to the existing Board, and may also determine the rotation in which any additional Directors are to retire, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles.

82. Power of Board to appoint Directors

Without prejudice to the power of the Company to appoint any person to be a Director pursuant to these Articles the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Any Director so appointed shall hold office only until the annual general meeting of the Company next following such appointment and shall then be eligible for re-election but shall not be taken into account in determining the number of Directors who are to retire by rotation at that meeting. If not re-appointed at such annual general meeting, he shall vacate office at the conclusion thereof.

83. Eligibility of new Directors

No person other than a Director retiring at the meeting (whether by rotation or otherwise) shall be appointed or re-appointed a Director at any general meeting unless:

(a) he is recommended by the Board; or

(b) not less than seven nor more than thirty-five clear days before the date appointed for the meeting notice duly executed by a member (other than the person to be proposed) qualified to vote at the meeting has been given to the Company (by being lodged at the Office) of the intention to propose that person for appointment or re-appointment stating the particulars which would if he were so appointed or re-appointed be required to be included in the Company's register of directors together with notice executed by that person of his willingness to be appointed or re-appointed.

84. Share qualification

A Director shall not be required to hold any shares.

85. Resolution for appointment

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved unless an ordinary resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it and any resolution moved in contravention of this provision shall be void. For the purpose of this Article, a resolution for approving a person's appointment or for nominating a person for appointment as a Director shall be treated as a resolution for his appointment.

86. No retirement on account of age

No person shall be or become incapable of being appointed or re-appointed a Director by reason of his having attained the age of seventy or any other age, nor shall any special notice be required in connection with the appointment, re-appointment or the approval of the appointment of such person. No Director shall vacate his office at any time by reason of the fact that he has attained the age of seventy or any other age.

87. Retirement by rotation

87.1 *Number of directors*

At every annual general meeting one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one third shall retire from office by rotation provided that if there is only one Director who is subject to retirement by rotation, he shall retire.

87.2 *Identity of directors*

Subject to the provisions of the Act, the Directors to retire by rotation shall include (so far as is necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall (subject as aforesaid) be those of the other Directors subject to retirement by rotation who have been longest in office since their last appointment or re-appointment, but, as between persons who became or were last re-appointed Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A Director who retires (whether by rotation or otherwise) shall be eligible for re-election and may, if willing to act, be re-appointed. The Directors to retire on each occasion (both as to numbers and identity) shall be determined by the composition of the Directors at the date of the notice convening the annual general meeting and no Director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the Directors after the date of the notice but before the close of the meeting.

87.3 *Re-appointment*

If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy created by his retirement, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is expressly resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost or if the retiring Director has given notice in writing to the Company that he is unwilling to be re-elected or where the default in filling the vacancy is due to the moving of a resolution in contravention of Article 85 (Resolution for appointment) or where such Director has attained any retirement age applicable to him as a Director.

87.4 *Timing of retirement*

The retirement of any Director retiring at a general meeting in accordance with this Article shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost in which case the retirement shall take effect at the time of election of his replacement or the time of the losing of that resolution as the case may be. A retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

88. **Removal by ordinary resolution**

The Company may by ordinary resolution remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and, without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company, may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire by rotation, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled by a casual vacancy.

89. **Vacation of office by Director**

Without prejudice to any provisions for retirement contained in these Articles the office of a Director shall be vacated if:

(a) he resigns by notice in writing delivered to the Secretary at the Office or tendered at a Board meeting in which event he shall vacate that office on the service of that notice on the Company or at such later time as is specified in the notice or he offers in writing to resign from his office and the Directors resolve to accept such offer; or

(b) he ceases to be a Director by virtue of any provision of the Act, is removed from office pursuant to these Articles or becomes prohibited by law from being a Director; or

(c) he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally; or

(d) an order is made by any court of competent jurisdiction (whether in the Isle of Man, the United Kingdom or elsewhere) on the ground (howsoever formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any statute for the time being in force in the Isle of Man or the United Kingdom relating to mental disorder or, in any other territory, in pursuance of an application for admission under analogous legislation or regulations and the Board resolves that his office be vacated; or

(e) he shall be absent, without the permission of the Board from Board meetings for six consecutive months (whether or not an alternate director appointed by him attends) and the Board resolves that his office be vacated; or

(f) he is requested to resign by notice in writing addressed to him at his address as shown

in the register of Directors and signed by all the other Directors (without prejudice to any claim for damages which he may have for breach of any contract between him and the Company); or

(g) he is convicted of an indictable offence and the Directors shall resolve that it is undesirable in the interests of the Company that he remains a Director of the Company; or

(h) the conduct of that Director (whether or not concerning the affairs of the Company) is the subject of either (i) an application by the Treasury pursuant to section 26 of the Companies Act 1992 to the Isle of Man High Court or (ii) an investigation by the police of any jurisdiction and the Board shall resolve that it is undesirable that he remains a Director; or

(i) notice is given to terminate his contract of employment or engagement with the Company where he is in breach of such contract; or

(j) he has been disqualified from acting as a director.

90. **Resolution as to vacancy conclusive**

A resolution of the Board declaring a Director to have vacated office under the terms of Article 89 (Vacation of office by Director) shall be conclusive as to the fact and grounds of vacation stated in the resolution.

O. Alternate Directors

91. **Appointments**

91.1 ***Identity of appointee***

Each Director (other than an alternate Director) may by notice in writing under his hand delivered to the Secretary at the Office or at a meeting of the Directors or in any other manner approved by the Board appoint any other Director or any person approved for that purpose by the Board and willing to act to be his alternate and may in like manner remove from office an alternate director so appointed by him.

91.2 ***Method of appointment***

No appointment of an alternate Director shall be effective until his consent to act as a Director in the form prescribed by the Act has been received at the Office.

91.3 *Nature of alternate*

An alternate Director need not hold a share qualification and shall not be counted in reckoning any maximum number of Directors allowed by these Articles.

92. **Participation in Board meetings**

92.1 *Right to participate*

Every alternate Director shall (subject to his giving to the Company an address within the British Isles at which notices may be served on him) be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor as a Director. A Director acting as alternate Director shall have a separate vote at Board meetings for each Director for whom he acts as alternate Director, in addition to his own vote (if any), but he shall count as only one person for the purpose of determining whether a quorum is present.

92.2 *Alternate's authority*

Execution by an alternate Director of any resolution in writing of the Directors or of a committee of the Directors shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member.

93. **Alternate Director responsible for own acts**

93.1 *Responsibility for defaults*

Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

93.2 *Status of alternate*

Save as otherwise provided in these Articles, an alternate Director shall be subject in all respects to the provisions of these Articles relating to Directors and shall be deemed for all purposes to be a Director.

94. **Interests of alternate Director**

An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director. However, he shall not, unless the Company by ordinary resolution otherwise determines, be entitled to receive from the Company any fees for his services as alternate except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

95. **Revocation of appointment**

An alternate Director shall cease to be an alternate Director:

(a) if his appointor revokes his appointment; or

(b) if his appointor ceases for any reason to be a Director, provided that if any Director retires by rotation or otherwise but is re-appointed or deemed to be re-appointed at the same meeting at which he retires, any valid appointment of an alternate Director which was in force immediately before his retirement shall remain in force; or

(c) if any event happens in relation to him which, if he were a Director otherwise appointed, would cause him to vacate office.

P. Directors' remuneration, expenses and pensions

96. Directors' fees

The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine (not exceeding £200,000 per annum or such other sum as the Company in general meeting shall from time to time determine). Such sum (unless otherwise directed by the resolution of the Company by which it is voted) shall be divided among the Directors in such proportions and in such manner as the Board may determine or in default of such determination, equally (except that in such event any Director holding office for less than the whole of the relevant period in respect of which the fees are paid shall only rank in such division in proportion to the time during such period for which he holds office). Any fees payable pursuant to this Article shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day.

97. Expenses

Each Director shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in or about the performance of his duties as Director, including any expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company.

98. Additional remuneration

If by arrangement with the Board any Director shall perform or render any special duties or services outside his ordinary duties as a Director and not in his capacity as a holder of employment or executive office, he may be paid such reasonable additional remuneration (whether by way of a lump sum or by way of salary, commission, participation in profits or otherwise) as the Board may from time to time determine.

99. Remuneration of executive Directors

The salary or remuneration of any Director appointed to hold any employment or executive office in accordance with the provisions of these Articles may be either a fixed sum of money or may altogether or in part be governed by business done or profits made or otherwise determined by the Board and may be in addition to or in lieu of any fee payable to him for his services as Director pursuant to these Articles.

100. Pensions and other benefits

The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (whether by insurance or otherwise) for or to institute and maintain

any institution, association, society, club, trust, other establishment or profit sharing, share incentive, share purchase or employees' share scheme calculated to advance the interests of the Company or to benefit any person who is or has at any time been a Director of the Company or any company which is a subsidiary company of or allied to or associated with the Company or any such subsidiary or any predecessor in business of the Company or of any such subsidiary and for any member of his family (including a spouse or former spouse) and any person who is or was dependent on him. For such purpose the Board may establish, maintain, subscribe and contribute to any scheme, institution, association, club, trust or fund and pay premiums and, subject to the provisions of the Act, lend money or make payments to, guarantee or give an indemnity in respect of, or give any financial or other assistance in connection with, any of the aforesaid matters or bodies. The Board may procure any of such matters to be done by the Company either alone or in conjunction with any other person. Any Director or former Director shall be entitled to receive and retain for his own benefit any pension or other benefit provided under this Article and shall not be obliged to account for it to the Company.

Q. Powers and duties of the Board

101. Powers of the Board

The management and control of the business of the Company shall be in and from the Isle of Man or such other place outside the United Kingdom as the Board may determine from time to time. Subject to the provisions of the Act, the memorandum of association of the Company and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association, or of these Articles and no such direction given by the Company shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. Provisions contained elsewhere in these Articles as to any specific power of the Board shall not be deemed to limit the general powers given by this Article.

102. Powers of Directors being less than minimum number

If the number of Directors is less than the minimum for the time being prescribed by these Articles the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Subject to the provisions of these Articles, any additional Director so appointed shall hold office only until the dissolution of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

103. Powers of executive Directors

The Board may from time to time:

(a) delegate or entrust to and confer on any Director holding executive office (including a Managing Director) such of its powers, authorities and discretions (with power to sub- delegate) for such time on such terms and subject to such conditions as it thinks fit; and

(b) revoke, withdraw, alter or vary all or any of such powers.

104. **Delegation to committees**

104.1 *Constituting committees*

The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) for such time on such terms and subject to such conditions as it thinks fit to any committee consisting of one or more Directors and (if thought fit) one or more other persons provided that:

(a) a majority of the members of a committee shall be Directors or alternate Directors;

(b) no resolution of a committee shall be effective unless a majority of those present when it is passed are Directors or alternate Directors; and

(c) any such committee shall only meet and exercise its powers, authorities and discretions from outside the United Kingdom.

Any committee so formed may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the Committee).

104.2 *Powers of committee*

The Board may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers and discharge any such committee in whole or in part. Insofar as any power, authority or discretion is so delegated any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee. Subject to any terms and conditions expressly imposed by the Board, the proceedings of a committee with two or more members shall be governed by such of these Articles as regulate the proceedings of the Board so far as they are capable of applying.

105. **Local management**

The Board may establish any local group or divisional boards or agencies for managing any of the affairs of the Company in any specified locality either in the Isle of Man or elsewhere outside the United Kingdom and may appoint any persons to be members of such local or divisional board or any managers or agents, may fix their remuneration and remove any person so appointed. The Board may delegate to any local group or divisional board manager or agent so appointed any of its powers, authorities and discretions other than the power to borrow and make calls (with power to sub-delegate) and may authorise the members for the time being of any such local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies, and any such appointment or delegation may be made for such time on such terms and subject to such conditions as the Board may think fit. The Board may confer such powers either collectively with or to the exclusion of and in substitution for all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to any terms and conditions expressly imposed by the Board, the proceedings of any local group or divisional board or agency with 2 or more members shall be governed by such of these Articles as regulate the proceedings of the Board so far as they are capable of applying.

106. **Power of attorney**

The Board may by power of attorney or otherwise appoint any company, firm, person or persons (including registrars) to be the agent or attorney of the Company and may delegate to any such agent or attorney or any fluctuating body of persons, whether nominated directly or

indirectly by the Directors, any of its powers, authorities and discretions (with power to sub-delegate), in each case for such purposes and for such time, on such terms (including as to remuneration) and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the Board in that respect and may from time to time revoke, withdraw, alter or vary any of such powers. Any such appointment or power of attorney may contain such provisions for the protection and convenience of persons dealing with any such agent or attorney as the Board may think fit and may also authorise any such agent or attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

107. **Associate Directors**

The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may define, limit, vary or restrict the powers, authorities and discretions of persons so appointed and may terminate any such appointment subject to any contract between him and the Company or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is or is deemed to be or is empowered in any respect to act as a Director or a member of any committee of the Board of Directors for any of the purposes of the Act or these Articles.

108. **Exercise of voting power**

The Board may exercise or cause to be exercised the voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised by the Company in such manner in all respects as it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

109. **Provision for employees**

The Board may exercise any power conferred on the Company by the Act to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

110. **Overseas registers**

Subject to the provisions of the Act and the Uncertificated Regulations, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch register and may make and vary such regulations as it thinks fit respecting the keeping of any such register.

111. **Borrowing powers**

111.1 The Board may, subject as provided below, exercise all the powers of the Company to borrow money, to guarantee, to indemnify and to mortgage or charge its undertaking, property, assts (present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or a third party.

111.2 The Board shall restrict the borrowing of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any)

with a view to securing (in relation to subsidiaries only in so far as the rights and powers of the Company enable the Board to do so) that the aggregate outstanding principal amount of all borrowings of the Group does not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to 4 times the adjusted share capital and consolidated reserves.

111.3 For the purposes of this Article:

(a) the "adjusted share capital and consolidated reserves" means:

(i) the amount standing to the credit of the share capital account of the Company;

(ii) the aggregate amount standing to the credit of the consolidated capital and revenue reserves (including a share premium account or capital redemption reserve fund); and

(iii) the consolidated profit and loss account of the Company and its subsidiaries,

all as shown in the latest audited consolidated accounts of the Company and its subsidiaries but:

(iv) adjusted as may be necessary to take account of an increase in, or reduction of, the share capital or reserves since the date to which the consolidated balance sheet has been made up and distributions (other than to the Company or another subsidiary) out of profits earned down to the date of the balance sheet and not provided for in the balance sheet;

(v) excluding sums set aside for taxation and amounts attributable to minority interests in subsidiaries;

(vi) adjusted in respect of variations in the interest of the Company in its subsidiaries since the date of the balance sheet;

(vii) adjusted to take account of revaluations of the fixed assets of the Company and its subsidiaries made by independent professional valuers;

(viii) deducting amounts attributable to goodwill; and

(ix) making any other adjustments which the Auditors, after consultation with the Company, consider appropriate;

(b) "borrowings" include the following, to the extent that they would not otherwise be taken into account:

(i) the principal amount of debentures of a member of the Group, whether or not issued or incurred or a consideration which is wholly cash, which are not beneficially owned by a member of the Group;

(ii) amounts outstanding in respect of acceptances by a bank or accepting house under an acceptance credit opened on behalf and in favour of a member of the Group, excluding acceptances of trade bills for the purchase of goods in the ordinary course of business;

(iii) the nominal amount of any issued and paid up share capital and the principal amount of any debenture of, or amount borrowed by, any person, which is not owned beneficially by a member of the Group, but the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the Group, or wholly or (to the extent of the part secured) partly secured on the undertaking or assets of a member of the Group;

(iv) the nominal amount of any issued and paid up preference share capital of a subsidiary which is not owned beneficially by a member of the Group; and

(v) any fixed or minimum premium payable on final repayment of any borrowings;

but do not include:

(vi) sums owing by one member of the Group to another or (if the creditor is not a wholly-owned member of the Group) a due proportion of the sums owing;

(vii) sums borrowed for the purpose of, and within six months of being borrowed applied in, repaying sums previously borrowed by a member of the Group (pending the application);

(viii) a proportion of the borrowings of a partly-owned subsidiary, which would otherwise be included, corresponding to the proportion of its equity share capital not owned, directly or indirectly, by the Company;

(ix) sums borrowed to finance a contract in respect of which the Group has the benefit of a guarantee or insurance by the Export Credits Guarantee Department or by another governmental department fulfilling a similar function (to the extent of the amount guaranteed or insured); and

(c) a sum which is to be taken into account in determining borrowings and which is denominated or repayable (or repayable at the option of a person other than a member of the Group) in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent at the rate of exchange prevailing in London on the day when the amount of borrowings is to be determined or, if the amount of borrowings would as a result be less, at the rate of exchange prevailing in London six months before that date. For this purpose, the rate of exchange on a day is the rate prevailing at the close of business on that day or, if it is not a business day, on the last preceding business day.

111.4 The opinion of the Auditors as to the amount of the share capital and consolidated reserves, to the amount of borrowings or to the effect that the limit imposed by this article has not been or will be exceeded is conclusive and binding.

111.5 The Board may act in reliance on a bona fide estimate of the amount of the share capital and consolidated reserves or sums borrowed and if in consequence the limit set out in Article 111.2 is inadvertently exceeded, an amount borrowed equal to the excess may be disregarded until the expiration of three months after the date on which (through a determination of the Auditors or otherwise) the Board becomes aware of it.

111.6 No person dealing with the Company or its subsidiaries shall by reason of this Article be concerned to see or inquire whether this limit is observed, and no debt incurred or security given in excess of that limit shall be invalid or ineffectual unless the lender or the recipient of

the security had, at the time when the debt was incurred or security given, express notice from the Company that the limit had been or would as a result be exceeded.

R. Proceedings of Directors and Committees

112. Board meetings

Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

113. Notice of Board meetings

One Director may and the Secretary at the request of a Director shall summon a Board meeting at any time on reasonable notice. Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for that purpose. A Director may waive the requirement that notice be given to him of any Board meeting either prospectively or retrospectively. It shall not be necessary to give notice of a Board meeting to a Director who is absent from the British Isles unless he has requested the Board in writing that notices of Board meetings shall during his absence be given to him at any address in the British Isles notified to the Company for this purpose or by telephone at any address outside the British Isles where he has notified the Company of the relevant telephone number for such purpose but he shall not in such event be entitled to a longer period of notice than if he had been present in the British Isles.

114. Quorum

The quorum necessary for the transaction of business may be determined by the Board and until otherwise determined shall be two persons, each being a Director or an alternate Director. A person who holds office only as an alternate Director shall only be counted in the quorum if his appointor is not present. A Director or other person who is present at a meeting of the Board in more than one capacity (that is to say as both Director and an alternate Director or as an alternate for more than one Director) shall not be counted as two or more for these purposes unless at least one other Director or alternate Director is also present. A duly convened meeting of the Board at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the Board. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting of the Directors if no Director objects and if otherwise a quorum of Directors would not be present.

115. Chairman of Board and other offices

115.1 *Appointment of Chairman*

The Board shall appoint one or more of its body as Chairman, joint Chairman or Deputy Chairman of the Board and shall determine the period for which he is or they are to hold office and may at any time remove him or them from office. If no such Chairman or Deputy Chairman is elected or if at any meeting neither a Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding it, the Directors present shall choose one of their number to be Chairman of such meeting. In the event of two or more Joint Chairmen or in the absence of a Chairman, two or more Deputy Chairmen being present, the Joint Chairman or Deputy Chairman to act as Chairman of the meeting shall be decided by those Directors present. Any Chairman or Deputy Chairman may also hold executive office under the Company

115.2 ***Chief Executive***

Subject to the provisions of the Act, the Directors may appoint one or more of their number to any office or employment under the Company (including, but without limitation, that of Chief Executive, Managing Director or Joint Managing Director but not including that of auditor), and may enter into an agreement or arrangement with any Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director and may also permit any person appointed to be a Director to continue in any office or employment held by him before he was so appointed. Any such appointment, agreement or arrangement may be made for such period (subject to Article 115.4 (Limitation on appointments)) and upon such terms as the Directors determine.

115.3 ***Delegation of powers***

Without prejudice to the generality of the foregoing the Directors may entrust to and confer upon any Director holding any such office or employment any of the powers exercisable by them as Directors with power to sub-delegate upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers, authorities and discretions, and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

115.4 ***Limitation on appointments***

The Directors may not appoint anyone of their number to be both Chairman and Chief Executive or Managing Director of the Company at the same time, unless such appointment is limited to a period not exceeding one year from the date of the appointment, after which the appointment shall lapse and the Directors shall not renew it, although they may (if they wish) appoint the person who had been both Chairman and Chief Executive or Managing Director to hold one only of those offices.

115.5 ***Removal from position***

The Directors may also (without prejudice to any claim for damages for breach of any agreement between the Director and the Company) remove a Director from any such office and appoint another in his place.

115.6 ***Cessation of position on ceasing to be a director***

A Director appointed to the office of Chairman, Deputy Chairman, Managing Director, Chief Executive or any other executive office shall automatically and immediately cease to hold that office if he ceases to hold the office of Director from any cause, but he shall not (unless any agreement between him and the Company shall otherwise provide) cease to hold his office as a Director by reason only of his ceasing to be Chairman, Deputy Chairman, Managing Director, Chief Executive of the Company or to hold any other such executive office, as the case may be.

116. **Voting**

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the Chairman of that meeting shall have a second or casting vote. A Director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote and an alternate director who is appointed by two or more Directors shall be entitled to a separate vote on behalf of each of his appointors, in their absence.

117. **Participation by telephone and electronic mail**

Any Director or his alternate may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or electronic mail or similar form of communication equipment provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting or are able to receive communications from each of the other Directors participating in the meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or if there is no group which is larger than any other group where the Chairman of the meeting then is. Subject to the Act and these Articles, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that two or fewer than two Directors or alternate Directors are physically present at the same place.

118. **Resolution in writing**

A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and not being less than a quorum or by all the members of a committee of the Board for the time entitled to receive notice of such committee meeting and not being less than a quorum of that committee shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee as the case may be). Such a resolution:

(a) may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by means of facsimile transmission;

(b) need not be signed by an alternate Director if it is signed by the Director who appointed him; and

(c) if signed by an alternate Director need not also be signed by his appointor.

For such a resolution to be effective it shall not be necessary for it to be signed by a Director who is prohibited by these Articles from voting thereon or by his alternate.

119. **Minutes of proceedings**

119.1 ***Contents of minutes***

The Board shall cause minutes to be made in books kept for the purpose of recording all orders, resolutions and proceedings of every meeting of the Board, of a committee of the Board, of the Company or of the holders of any class of shares or debentures of the Company including:

(a) all appointments of officers and committees made by the Board and of any such officer's salary or remuneration; and

(b) the names of Directors present at every such meeting.

119.2 *Evidence of proceedings*

Any such minutes if purporting to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in such minutes without any further proof.

120. **Validity of proceedings**

All acts done by a meeting of the Board or of any committee of the local board or agency or by any person acting as a Director, alternate Director or member of a committee, local board or agency shall, as regards all persons dealing in good faith with the Company notwithstanding that it is afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid or that they or any of them were or was disqualified from holding office or not entitled to vote or had in any way vacated their or his office or that the delegation to such committee, local board or agency had been annulled, varied or revoked, be as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a Director, alternate Director or member and had been entitled to vote or as if the delegation had continued in full force and effect.

S. **Directors' interests**

121. **Director may have interests**

Subject to the provisions of section 148 of the Principal Act and provided that Article 122 (Disclosure of interests to Board) is complied with, a Director, notwithstanding his office:

(a) may be a party to or otherwise be interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;

(b) may hold any other office or place of profit under the Company (except that of Auditor or of auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by itself or through his firm in a professional capacity for the Company and in any such case on such terms as to remuneration and otherwise as the remuneration committee may arrange either in addition to or in lieu of any remuneration provided for by any other Article;

(c) may be a member of or a director or other officer, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any body corporate promoted by or promoting the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and

(d) shall not, by reason of his office, be liable to account to the Company for any dividend, profit, remuneration, superannuation payment or other benefit which he derives from any such office, employment, contract, arrangement, transaction or proposal or from any interest in any such body corporate,

and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of

any such interest or benefit.

122. Disclosure of interests to Board

122.1 *Notification of interest*

A Director who to his knowledge is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract, arrangement, transaction or proposal is first considered if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

122.2 *Adequacy of notice*

For the purposes of this Article:

(a) a general notice given to the Board by a Director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified firm, company, person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal of the nature and extent thereof as so specified provided that no such notice shall be effective unless either it is given at a meeting of the Directors or the Director takes reasonable steps to secure that it is brought up and read at the next meeting of the Directors after it is given; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

123. Interested Director not to vote or count for quorum

Save as provided in this Article, a Director shall not vote on or be counted in the quorum in relation to any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or any proposal whatsoever to which (together with any interest of any person connected with him within the meaning of section 346 of the UK Act) the Company is or is to be a party and in which he has (directly or indirectly) an interest which is material (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through the Company) or a duty which conflicts with the interests of the Company unless his duty or interest arises only because the resolution relates to one of the matters set out in the following sub-paragraphs in which case he shall be entitled to vote and be counted in the quorum:

(a) the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving to a third party of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(c) where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(d) relating to another company in which he and any persons connected with him (within the meaning of section 346 of the UK Act) do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the UK Act) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company;

(e) relating to an arrangement for the benefit of the employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

(f) concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

An interest of a person who is, for any purpose of the Act (excluding any such modification thereof not in force when these Articles became binding on the Company), connected with a Director shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director otherwise has.

124. **Director's interest in own appointment**

A Director shall not vote or be counted in the quorum on any resolution of the Board or committee of the Board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or termination) of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

125. **Chairman's ruling conclusive on Director's interest**

If any question arises at any meeting of the Board or any committee of the Board as to the materiality of a Director's interest (other than the Chairman's interest) or as to the entitlement of any Director (other than the Chairman) to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum such question (unless the Director concerned is the Chairman in which case Article 126 (Director's resolution conclusive on Chairman's interest) shall apply) shall before the conclusion of the meeting be referred to the Chairman of the meeting. The Chairman's ruling in relation to the Director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the Director has not been fairly disclosed and provided that any such question shall, for the purposes of disclosure of such interests in the accounts of the company, be finally and conclusively decided by a majority of the Directors (other than the Director concerned).

126. **Directors' resolution conclusive on Chairman's interest**

If any question arises at any meeting of the Board or any committee of the Board as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall before the conclusion of the meeting be decided by resolution of the Directors or committee members present at the meeting (excluding the Chairman) whose majority vote shall be final and conclusive except in

a case where the nature or extent of the interest of the Director has not been fairly disclosed and provided that any such question shall, for the purposes of disclosure of such interests in the accounts of the company, be finally and conclusively decided by a majority of the Directors (other than the Director concerned).

127. **Exercise by Company of voting powers**

The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing the Directors or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

T. The Seal

128. **Application of Seal**

128.1 *Use of seal*

The Seal shall be used only by the authority of a resolution of the Board or of a committee of the Board so authorised. The Board may determine whether any instrument to which the Seal is affixed shall be signed and if it is to be signed who shall sign it. Unless otherwise so determined:

(a) share certificates and, subject to the provisions of any instrument constituting them, certificates issued under the Seal in respect of any debentures or other securities but excluding letters of allotment or scrip certificates shall be executed by the Board but the Board may by resolution determine that any signatures may be affixed to or printed (including by means of a facsimile of the signature of any person to be applied by any mechanical or electronic means in place of that person's actual signature) on any such certificate by any means approved by the Board or that such certificates need not bear any signature; and

(b) every other instrument to which the Seal is affixed shall be signed by a Director and the Secretary or by two Directors or by any other person appointed by the Board for the purpose.

128.2 *Certificates and share warrants*

Every certificate or share warrant shall be issued under the Seal or in such other manner as the Board having regard to the terms of issue, the Act and the regulations applicable to the securities list(s) and recognised investment exchange(s) to which the shares of the Company are admitted. All references in these Articles to the Seal shall be construed accordingly.

129. **Deed without sealing**

A document signed by a Director and by the Secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company as a deed shall have the same effect as if it were executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it not to have effect as a deed without the authority of a resolution of the Board or of a committee of the Board authorised in that behalf. An instrument or document which is executed by the

Company as a deed shall not be deemed to be delivered by the Company solely as a result of it having been executed by the Company.

130. **Official seal for use abroad**

Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad and the Company may by an instrument executed by the Company appoint any agent or committee abroad to be the duly authorised agent or committee of the Company for the purpose of affixing and using such official seal or any seal kept by the Company, and may impose such restrictions on the use thereon as it may think fit.

U. Secretary

131. **The Secretary**

131.1 ***Board's power of appointment***

Subject to the provisions of section 19 of the Companies Act 1982, the Board shall appoint a Secretary or joint secretaries and shall have power to appoint one or more persons to be an assistant or deputy secretary at such remuneration and on such terms and conditions as it thinks fit and any Secretary so appointed may be removed by them but without prejudice to any claim for damages for breach of any contract of services between him and the Company.

131.2 ***Limitations on person who may be appointed a secretary***

No person shall be appointed to hold office as Secretary who is:

(a) the sole Director of the Company; or

(b) not a natural person; or

(c) resident in the United Kingdom.

131.3 ***Limitations where a director is also a secretary***

Any provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

V. Dividends and other payments

132. **Declaration of dividends**

Subject to the provisions of these Articles, the Company may by ordinary resolution declare that out of profits available for distribution in accordance with Isle of Man law dividends be paid to members according to their respective rights and interests in the profits of the Company available for distribution. However, no dividend shall exceed the amount recommended by the Board.

133. **Interim dividends**

The Board may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appear to the Board to be justified by the profits of the Company available for distribution in accordance with Isle of Man law and the position of the Company. If at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights unless at the time of payment any preferential dividend is in arrears. Provided that the Board acts in good faith it

shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer in consequence of the declaration or by the lawful payment of any interim dividend on any shares ranking after those with preferential rights.

134. **Entitlement to dividends**

134.1 *Accrual of dividends*

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid pro rata according to the amounts paid up or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid but if any share is issued on terms providing that it shall rank for dividend as from a particular date or be entitled to dividends declared after a particular date it shall rank for or be entitled to dividends accordingly.

134.2 *Payment of dividends*

All dividends and interest shall be paid (subject to any lien of the Company) to those members whose names shall be on the register at the date at which such dividend shall be declared or at the date at which such interest shall be payable respectively, or at such other date as the Company by ordinary resolution or the Board may determine, notwithstanding any subsequent transfer or transmission of shares.

134.3 *Shares passing by transmission*

The Board may pay the dividends or interest payable on shares in respect of which any person is by transmission entitled to be registered as holder to such person upon production of such certificate and evidence as would be required if such person desired to be registered as a member in respect of such shares.

135. **Calls or debts may be deducted from dividends**

The Board may deduct from any dividend or other money payable to any member on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to the shares of the Company.

136. **Distribution in specie**

The Company in general meeting may, on the recommendation of the Board, by ordinary resolution direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular, of fully paid up shares or debentures of any other company or in any one or more of such ways. Where any difficulty arises in regard to such distribution the Board may settle it as it thinks fit. In particular, the Board may:

(a) issue fractional certificates or authorise any person to sell and transfer any fractions or disregard fractions altogether;

(b) fix the value for distribution of such assets or any part of them and determine that cash payments may be made to any members on the footing of the value so fixed, in order to adjust the rights of members; and

(c) vest any such assets in trustees on trust for the persons entitled to the dividend.

137. **Dividends not to bear interest**

Unless otherwise provided by the rights attached to the share no dividend or other moneys

payable by the Company or in respect of a share shall bear interest as against the Company.

138. **Method of payment**

138.1 ***General provisions***

The Company may pay any dividend, interest or other sum payable in respect of a share in cash or by direct debit, bank transfer, cheque, dividend warrant or money order (or in respect of any uncertificated share through the Uncertificated System) and may send it by post or other delivery service to the registered address of the member or person entitled to it (or if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the member or otherwise by operation of law to the registered address of such of those persons as is first named in the Register) or to such person and such address as such member or person or persons may direct in writing. Every cheque, warrant or order is sent at the risk of the person entitled to the money represented by it and shall be made payable to the order of the person or persons entitled or, where an authority in that behalf shall have been received by the Company in such form as the Company shall consider sufficient, to such other person as the person or persons entitled may direct in writing. Payment of the cheque, warrant or order to the person entitled or the person specified in such authority shall be a good discharge to the Company. If any such cheque, warrant or order has or shall be alleged to have been lost, stolen or destroyed the Board may at the request of the person entitled to it issue a replacement cheque, warrant or order, subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit. Any joint holder or other person jointly entitled to a share may give an effective receipt for any dividend or other moneys payable in respect of such share. Any such dividend, interest or other sum may also be paid by any other method as the Board considers appropriate. If the payment is made on behalf of the Company through the Uncertificated System the Company shall not be responsible for any default in accounting for such payment to the member or other person entitled to such payment by a bank or other financial intermediary of which the member or other person is a customer for settlement purposes in connection with the Uncertificated System.

138.2 ***Payment in currencies other than sterling***

The Board may, at its discretion, make provisions to enable such member as the Board shall from time to time determine to receive dividends duly declared in a currency or currencies other than sterling. For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as a dividend shall be such market rate selected by the Board as it shall consider appropriate at the close of business in London on the date which is the business day last preceding:

(a) in the case of a dividend to be declared by the Company in general meeting, the date on which the Board publicly announces its intention to recommend that specific dividend; and

(b) in the case of any other dividend, the date on which the Board publicly announces its intention to pay that specific dividend, provided that where the Board considers the circumstances to be appropriate it shall determine such foreign currency equivalent by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such other date or dates, in each case falling before the time of the relevant announcement, as the Board may select.

138.3 ***Payments through the uncertificated system***

The Board may:

(a) lay down procedures for making any payments in respect of uncertificated shares through the Uncertificated System;

(b) allow any holder of uncertificated shares to elect to receive or not to receive any such payment through the Uncertificated System; and

(c) lay down procedures to enable any such holder to make, vary or revoke any such election;

The Company may make, or procure the making of, any payment in respect of a member's uncertificated shares through the Uncertificated System in accordance with any authority given to the Company to do so (whether in writing, through the Uncertificated System or otherwise) by or on behalf of the member in a form satisfactory to the Board. The making of such payment in accordance with such authority shall be a good discharge to the Company.

139. **Uncashed dividends**

If cheques, warrants or orders for dividends or other sums payable in respect of a share sent by the Company to the person entitled thereto by post are returned to the Company undelivered or left uncashed on two consecutive occasions or, following one occasion, reasonable enquiries have failed to establish any new address to be used for the purpose, the Company shall not be obliged to send any further dividends or other moneys payable in respect of that share due to that person until he notifies the Company of an address to be used for the purpose.

140. **Unclaimed dividends**

All dividends, interest or other sum payable and unclaimed for twelve months after having become payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having become due for payment shall (if the Board so resolves) be forfeited and shall revert to the Company.

141. **Waiver of dividends**

The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death, bankruptcy or mental disorder of the holder or otherwise by operation of law) and delivered to the Company and only if or to the extent that the same is accepted as such or acted upon by the Company.

142. **Non-cash dividends**

A general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets and, in particular, of paid-up shares or debentures of any other company and, where any difficulty arises concerning such distribution, the Board may settle it as the Board thinks expedient and in particular may issue fractional certificates or, subject to the law and, in the case of shares held in uncertificated form, the system's rules, authorise and instruct any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution of any assets and may determine that cash shall be paid to any member

upon the basis of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as the Board may think expedient.

143. **Payment of scrip dividends**

143.1 ***Authority to pay scrip dividends***

The Board may with the prior authority of an ordinary resolution of the Company and subject to such conditions as the Board may determine, provided that the Company has sufficient unissued shares and undistributed profits or reserves to give effect to it, offer to any holders of Ordinary Shares the right to elect to receive Ordinary Shares credited as fully paid, in whole or in part instead of cash in respect of the whole or some part (to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) the said resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period or periods but such period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which such resolution is passed;

(b) the entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall, unless the Board otherwise determines, be as nearly as possible equal to the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend. For this purpose "**relevant value**" shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as the Board may determine on such basis as it considers to be fair and reasonable. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from such brokers or other sources of information as they think fit;

(c) no fractions of a share shall be allotted and the Directors may make such provision as they think fit for dealing with the case of shares otherwise becoming distributable in fractions including provisions whereby, in whole or in part, the benefit of the fractional entitlements accrues to the Company rather than to the members concerned;

(d) the Directors may specify a minimum number of Ordinary Shares in respect of which the right of election may be exercised;

(e) the Board shall, after determining the basis of allotment, notify the holders of Ordinary Shares in writing of the right of election offered to them and specify the procedure to be followed and place at which and the latest time by which (being at least 21 clear days after the despatch of the notice) elections must be lodged in order to be effective. A form of election lodged in respect of a particular dividend in relation to which the Directors have announced their intention to offer elections may not be revoked as regards the said dividend unless prior to the latest time specified by the Directors for lodgement of elections in respect of the said dividend written notice of revocation is lodged at the place specified by the Directors as aforesaid;

(f) the Board may exclude from any offer or impose any restrictions on any holders of Ordinary Shares or any Ordinary Shares on which dividends are payable in foreign currency as they think necessary or desirable where the Board considers that the making of the offer to them or in respect of such shares would or might involve the

contravention of the laws of any territory or that such exclusions or restrictions are necessary or expedient;

(g) the Board may determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to their holder;

(h) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been duly made ("**the elected Ordinary Shares**") and instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Board may capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or of any of the profits which could otherwise have been applied in paying dividends in cash as the Board may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis. A Board resolution capitalising any part of such reserve or fund or profits shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with Article 145 (Capitalisation of reserves) and in relation to any such capitalisation the Board may exercise all the powers conferred on them by Article 145 (Capitalisation of reserves) without need of such ordinary resolution;

(i) the additional Ordinary Shares so allotted shall rank pari passu in all respects with each other and with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered except that they will not rank for any dividend or other distribution or other entitlement (including the relevant dividend and the share election in lieu of such dividend) which has been declared, paid or made by reference to such record date or any earlier record date; and

(j) the Board may terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time (whether temporarily or otherwise) and shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

143.2 ***Election mandates***

The Board may also from time to time establish or vary a procedure for election mandates, under which a holder of Ordinary Shares may elect to receive Ordinary Shares credited as fully paid instead of cash in respect of all or certain future rights offered to that holder under this Article until the election mandate is revoked in accordance with any such procedure.

143.3 ***Admission of shares***

If the Ordinary Shares are admitted to listing or trading on any recognised investment exchange, the Company shall apply to the relevant regulatory authority for the additional Ordinary Shares so allotted to be admitted to the recognised investment exchange(s) and securities list(s) to which the Company's existing issued Ordinary Shares are admitted.

143.4 ***Director's powers***

The Directors shall have power to do all acts and things as they consider necessary or expedient to give effect to this Article.

144. **Reserves**

The Board may, before recommending any dividend (whether preferential or otherwise) carry to reserves out of the profits of the Company such sums as it thinks fit. All sums standing to reserves may be applied from time to time, at the discretion of the Board, for any other purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested in such investments as the Board thinks fit and so that it shall not be necessary to keep any investment constituting the reserve separate or distinct from any other investment of the Company. The Board may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special fund or any part of any special fund into which the reserve may have been divided as it thinks fit. Any sum which the Board may carry to reserve out of the unrealised profit of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Board may also, without placing the same to reserve, carry forward any profit which it may think prudent not to distribute.

145. **Capitalisation of reserves**

The Board may with the authority of an ordinary resolution of the Company:

(a) subject as provided in this Article, resolve to capitalise any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company which is available for distribution or standing to the credit of share premium account or capital redemption reserve or other undistributable reserve;

(b) appropriate the sum resolved to be capitalised on the date specified in the resolution to the holders of Ordinary Shares in proportion to the nominal amount of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amount, if any, for the time being unpaid on any share held by them respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those holders of Ordinary Shares or as they may direct in those proportions or partly in one way and partly in the other provided that:

(i) the share premium account, the capital redemption reserve, any other undistributable reserve and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to holders of Ordinary Shares credited as fully paid; and

(ii) in a case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves as shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment of it;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividends only to the extent that such partly paid shares rank for dividends;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of it to the Company rather than to the holders of Ordinary Shares concerned) or by payment in cash or otherwise as it thinks fit in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the holders of Ordinary Shares concerned into an agreement with the Company providing for either:

(i) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled on such capitalisation; or

(ii) the payment up by the Company on behalf of such holders by the application to it of their respective proportions of the reserves or profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares

(any agreement made under such authority being effective and binding on all such holders); and

(f) generally do all acts and things required to give effect to such resolution.

146. **Record dates**

Notwithstanding any other provision of these Articles but subject always to the Act and without prejudice to the rights attached to any shares, the Company or the Board may fix any date ("**the record date**") as the date at the close of business (or such other time as the Board may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular. Such record date may be on or at any time within six months before any date on which such dividend, distribution, interest, allotment, issue, notice, information, document or circular is declared, paid or made but without prejudice to the rights inter se in respect of the same of transfers and transferees of any such shares or other securities. In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

W. Accounts

147. **Accounting records**

The Board shall cause accounting records to be kept in accordance with the Act and shall keep such other books and registers as are necessary to comply with the Act.

148. **Inspection of records**

The accounting records shall be kept at the Office or (subject to the Act) at such other place as the Board thinks fit. No member (other than a Director) shall have any right to inspect any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the Court, by the Board or by ordinary resolution of the Company. Such records shall always be open for inspection by officers of the Company.

149. **Accounts to be sent to members**

A printed copy of the Directors' and Auditors' reports accompanied by printed copies of the

annual accounts (including every document required by law to be comprised in them or annexed or attached to them) shall not less than twenty-one clear days before the meeting before which they are to be laid, be delivered or sent by post to every member and holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to any holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. Any member to whom such documents are sent shall be entitled to receive a further copy, free of charge, on application at the office. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.

X. Destruction and authentication of documents

150. Destruction of documents

150.1 *Documents which may be destroyed*

Subject to the Act, the Company may destroy:

(a) any instrument of transfer after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address after two years from the date on which it is recorded;

(c) any registered certificate for debentures or representing any other form of securities after one year from the date on which it is cancelled;

(d) any other document on the basis of which any entry in the Register is made after six years from the date on which an entry was first made in the Register in respect of it;

(e) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof; and

(f) all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded.

Provided that the Company may destroy any such type of document after such shorter period as the Board may determine if a copy of such document is retained on microfilm or other similar means which shall not be destroyed before the expiration of the relevant period and provided that adequate precautions against falsification and to share reproduction are taken.

150.2 *Presumption in respect of destroyed documents*

It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of a document so destroyed was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share

certificate so destroyed was a valid and effective certificate duly cancelled, that every other document so destroyed had been properly dealt with in accordance with its terms and was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this Article 150 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this Article 150 shall be construed as imposing on the Company any liability in respect of the destruction of any such document or otherwise than as provided for in this Article 150 which would not attach to the Company in the absence of this Article 150; and

(c) references in this Article 150 to the destruction of any document include references to the disposal of it in any manner.

151. **Authentication of documents**

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee and any books, records, documents and accounts relating to the business of the Company and to certify copies of them or extracts from them as true copies or extracts and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody of them shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company in reliance on them that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Y. Notices

152. **Notice to be in writing**

Any notice to be given to or by any person pursuant to these Articles shall be in writing (except that a notice convening a Board meeting need not be in writing) or shall be given using Electronic Communication to an address for the time being notified for that purpose to the person giving the notice. Nothing in Articles 152 to 158 (Notices) shall affect any requirements of the Act that any particular offer, notice or other document be served in any particular manner.

In this Part Y of these Articles, "address" in relation to Electronic Communications includes any number, electronic mail address or other address used for the purposes of such communications

153. **Service of notice on members**

153.1 ***Method of service***

The Company may give any notice or document (including a share certificate) to a member, either personally or by sending it by post or other delivery service in a first-class prepaid

envelope addressed to the member at his registered address or by leaving it at that address. In the case of a member registered on an overseas branch register any such notice or document may be posted either in the British Isles or in the territory in which such branch register is maintained. The Company may give any notice or document to any member by using Electronic Communication to an address for the time being notified to the Company by the member.

153.2 *Joint holders*

In the case of joint holders of a share all notices or documents shall be given to the joint holder whose name stands first in the Register in respect of the joint holding. Notice so given shall be sufficient notice to all the joint holders.

153.3 *Members outside the British Isles*

Where a member (or in the case of joint holders the person first named in the Register) has a registered address outside the British Isles but has notified the Company of an address within the British Isles at which notices or other documents may be given to him or an address to which notices may be sent using Electronic Communication, he shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice or document from the Company.

153.4 *Record date*

Any notice to be given to a member may be given by reference to the register as it stands at any time within the period of fifteen days before the notice is given (subject to the Uncertificated Regulations if the Company is then a participating issuer for the purposes of the Uncertificated Regulations) and no change in the Register after that time shall invalidate the giving of the notice.

154. **Notice in case of death, bankruptcy or mental disorder**

The Company may, on receipt of such evidence as the Board may reasonably require to show title to that share, give notice to the person entitled to a share in consequence of the death, bankruptcy or mental disorder of a member or otherwise by operation of law, by sending or delivering it in any manner authorised by these Articles for the giving of notice to a member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or representative by operation of law or by any like description at the address (if any) within the British Isles supplied for the purpose by the person claiming to be so entitled. Until such an address has been so supplied a notice may be given in any manner in which it might have been given if the death, bankruptcy, operation of law or other event had not occurred. Such service of notice shall for all purposes be deemed a sufficient service of such notice on all persons interested in the share.

155. **Evidence of service**

155.1 *Present at meeting*

Any member present, in person or by proxy at any meeting of the Company or of the holders of any class of shares of the Company, shall be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was called.

155.2 *Deemed service*

Any notice, certificate or other document, addressed to a member at his registered address or address for service in the British Isles shall, if sent by post, be deemed to have been given at the expiration of twenty-four hours after the envelope was posted and, if sent by Electronic Communication, be deemed to have been given at the expiration of twenty-four hours after the Electronic Communication was sent. In proving such service or delivery it shall be sufficient to prove that the envelope containing the notice or document was properly addressed and put into the post as a prepaid letter or, in the case of a notice sent by Electronic Communication, to prove that it was sent in accordance with guidance issued by the Institute of Chartered Secretaries or Administrators. Any notice, certificate or other document not sent by post but delivered or left at a registered address or address for service in the British Isles shall be deemed to have been served or delivered on the day on which it was so delivered or left.

156. Notice binding on transferees

Every person who, by operation of law, transfers or by any other means becomes entitled to a share shall be bound by any notice in respect of that share (other than in respect of an Information Notice) which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

157. Notice by advertisement

Any notice to be given by the Company to the members or any of them and not otherwise provided for by these Articles shall be sufficiently given if given by advertisement in at least one leading daily national newspaper published in the United Kingdom and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Any notice given by advertisement shall be deemed to have been served at noon on the day on which the advertisement first appears.

158. Suspension of postal services

If at any time by reason of the threat of or of the suspension, interruption or curtailment of postal services within the British Isles, the Company is or would be unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least two leading daily national newspapers (at least one of which shall be published in London) and, where the Company keeps an overseas branch register, in at least one leading daily newspaper published in the territory in which such register is maintained. Such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the first of such advertisements appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the British Isles again becomes practicable.

Z. Winding up

159. Division of assets

159.1 *Power to present a petition*

The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

159.2 *Distribution of assets*

If the Company is wound up, the surplus assets remaining after payment of all creditors are to be divided among the members in proportion to the capital which at the commencement of the

winding up is paid up on the shares held by them respectively and, if such surplus assets are insufficient to repay the whole of the paid up capital, they are to be distributed so that as nearly as may be the losses are borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article 159.3 is subject to the rights attached to any shares which may be issued on special terms or conditions.

159.3 ***Distribution in specie***

If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may for that purpose value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members but if any division is resolved otherwise than in accordance with such rights the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 222 of the Principal Act. The liquidator may with the like sanction vest the whole or any part of the whole of the assets in trustees on such trusts for the benefit of the members as he with the like sanction shall determine but no member shall be compelled to accept any assets on which there is a liability.

160. **Transfer or sale under section 222 of the Principal Act**

A special resolution sanctioning a transfer or sale to another company duly passed pursuant to section 222 of the Principal Act may in the like manner authorise the distribution of any shares or other consideration receivable by the liquidator among the members otherwise than in accordance with their existing rights and any such determination shall be binding on all the members, subject to the right of dissent and consequential rights conferred by the said section.

AA. Indemnity

161. **Right to indemnity**

Subject to the provisions of the Act, but without prejudice to any indemnity to which he may be otherwise entitled, every Director, alternate Director, Secretary or other officer of the Company (other than an Auditor) shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation to them including (without prejudice to the generality of the foregoing) any liability incurred defending any proceedings (whether civil or criminal) which relate to anything done or omitted or alleged to have been done or omitted by him as an officer, auditor, or employee of the Company and in which judgement is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part or in connection with any application in which relief is granted to him by any court of competent jurisdiction from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

162. **Power to insure**

Subject to the provisions of the Act, the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a Director or other officer or employee of the Company or of any other company which is a subsidiary, subsidiary undertaking or holding company of the Company or in which the Company has an interest whether direct or indirect or which otherwise is in any way allied to or associated with the Company or of any subsidiary undertaking or holding company of the Company or of any

such company or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such other company or subsidiary undertaking is or has been interested indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a Director, officer, employee or trustee.

Names and Addresses of Subscribers	Signatures	Number of Shares taken
Christopher Graeme Every Ashtree Farm 12 Padney Road Wicken Ely CB7 5YE		1
Peter Rugg 176 East 71st Street New York 10021 USA		1

Dated this 26th day of June 2007

Witness to the above signatures

Anthony Macpherson
McFaddens LLP
City Tower
40 Basinghall Street
London
EC2V 5DE

Press Release **27 March 2008**

Nviro Cleantech plc

("Nviro" or "the Company")

Result of AGM

Nviro Cleantech plc (AIM:NVR), a leader in commercialising 'clean' technologies, confirms that all the resolutions put to shareholders at the Company's Annual General Meeting held today were duly passed.

– Ends –

For further information:

Nviro Cleantech plc	Tel: +44 (0) 20 7451 2473
	www.nvirocleantech.com
Chris Every, Chief Executive Officer	cevery@nvirocleantech.com
Grant Thornton Corporate Finance -	Tel: +44 (0) 20 7383 5100
Nominated Adviser	www.grantthornton.co.uk
Fiona Owen	
Fairfax I.S. PLC	Tel: +44 (0) 20 7598 5369
Broker	www.fairfaxplc.com
Ewan Leggat	eleggat@fairfaxis.com

Media Enquiries:

Abchurch	www.abchurch-group.com
Justin Heath/Franziska Boehnke/	Tel: +44 (0) 20 7398 7712
Monique Tsang	monique.tsang@abchurch-group.com

Notes to Editors:

Nviro Cleantech plc is a leader in commercialising "clean" technologies, such as renewable energy, waste recycling, emissions control and air quality monitoring, that benefit the global environment. The Company operates by acquiring a strong, balanced portfolio of near-to-market technologies that address large demand needs in a breadth of markets, and which are viable and cost-effective.

The Company is developing a portfolio currently comprising five clean technologies. These include:

- Vertus RTP, the Company's lead technology – the reductive thermal process (RTP) is designed to cleanse low-quality coal and biomass to produce high-grade fuel, which is optimised and tailored specifically for the individual needs of heat and power producers.
- MicroRelease, its secondary technology – designed to recycle medium density fibre ("MDF") and particle board into a high-quality reusable wood fibre;
- Additional technologies in air quality evaluation, air purification and carbon ignition.

Nviro Cleantech focuses on solutions that can be brought to market quickly, and with maximised financial potential, using proven technologies and management teams. It systematically targets environmental innovations that do not require radical shifts in consumer behaviour nor large capital investments to adopt.

NVIRO CLEANTECH

14 March 2008

Nviro Cleantech plc

("Nviro" or "the Company")

First Vertus Technologies contract for US operations; and shareholding changes

Nviro Cleantech plc (AIM:NVR), a leader in commercialising clean technologies, is pleased to announce that its subsidiary Vertus Technologies Limited ("Vertus") has signed a contract with Cincinnati Bulk Terminals LLC ("CBT"), for its first US production site to install and operate a 100,000 ton per annum RTP unit at a site in the USA, located on the Ohio River. CBT's roots go back more than 100 years. It is a sophisticated coal handling and delivery company that supplies one million tons of coal annually to the local industrial boiler sector.

Vertus and CBT have reached agreement for the establishment of onsite operations, including raw coal procurement, coal handling and transportation of clean coal fuels to clients in the region. Under the 25 year agreement with CBT, Vertus will construct and operate the first RTP facility designed to remove pollutants from coal prior to its combustion in a boiler. The Ohio coal market for industrial and energy generation utilises in excess of 2 million tons per annum (source: EIA 2006), generating annual sales in excess of US$130m. In addition to producing a cleaner coal and reducing hazardous air pollution in Ohio and nearby states, the Vertus RTP fuel treatment process utilises less energy and requires a smaller installed footprint than traditional post combustion treatment technologies, thereby offering heat and power generators improved financial performance and greater flexibility in their operations.

The two companies anticipate the installation of additional Vertus RTP units in order to service the rapidly growing market for compliance fuels in the territory within a few years. Installation of the Vertus production facility is commencing immediately with the initial unit, enabling the supply of over 100,000 tons of high quality air emission compliant coal

per annum to the Cincinnati area industrial boiler market. (The 100,000 ton unit equates to two 50,000 tones per annum standard RPT units.)

RTP units produce high-BTU, low-sulphur, low-mercury fuel that complies with air quality regulations in the US, allowing heat and power generators to meet increasingly stringent air quality regulations in the region economically. The new Vertus Ohio River-side site will facilitate compliance with current and anticipated emissions regulations for all large and small industrial coal users in the region. Under current US environmental policy these customers do not benefit from the same emission trading programmes that are stipulated by the US Clean Air Act for major power generating companies. Permits for the RTP facility are presently in the application and review phase.

Jack Weiss, President of CBT, commented: "We are constantly looking for the opportunity to provide industrial boiler operators with reliable fuel products and services that they will need for their business today as well as tomorrow, thereby securing our own future. We see Vertus as a like-minded organisation with which we can cooperate to deliver fuels and services to our clients that will meet ever increasing air quality standards in a cost-effective way, thereby helping a wide range of Ohio businesses to remain competitive and profitable in the future."

Dr Kenneth Hughes, President of Vertus Technologies, said: "This relationship creates a significant opportunity for both companies in the production and distribution of low-emission, high-quality, compliant coal. Clean solid fuel is expected to be available from this site by the end of 2008. We also believe that the establishment of this first US Vertus RTP facility will accelerate the adoption of both coal and biomass RTP units in Asian markets which will ultimately provide the company with a geographically diverse network of clients."

Chris Every, Chief Executive of Nviro Cleantech, the parent company of Vertus, added: "We are delighted to have achieved one of our significant milestones for 2008 so early in the year through the establishment of our relationship with CBT for our first US plant. It is our belief that strong sustainable businesses are created through a combination of new and unique technologies and strong business relationships. In CBT we have found both a partner expert in the coal trading and handling field and a team of professionals in

which we can have a long and mutually beneficial working relationship. We are very excited about the future of coal in this region."

Nviro Cleantech technology update

Vertus – In addition to the Cincinnati installation, the Directors are greatly encouraged by progress with detailed negotiations at other generating facilities in North America, and the positive responses of more than 40 power generating companies who requested individual meetings with Vertus at the recent Power Generation Summit held in Atlanta, USA in February 2008. In the USA, Vertus recently added to its team an experienced energy sector Business Development Executive and a Site Manager to support business development efforts. Also in Ohio, Vertus is installing state-of-the-art fuel testing equipment which will be used to optimise and extend the RTP Process technology to further increase performance and reduce costs of the fuels it is creating.

In China and India we are also encouraged by our contract negotiations in the power sector as planning continues on the initial installations for both biomass- and coal-fuelled sites.

Carbon Burner – The carbon ignition system being developed to burn pure carbon derived from biomass is the subject of outsource research contracts and is presently undergoing some changes in technology focus, aligning it more closely with the market demand seen in Asia in particular. (A dispute exists with a former supplier in this project and a provision for any contingent liability has been made in the 2007 Company's accounts accordingly.)

Microrelease – Following the successful verification of the core technology by outside contractors C-Tech the company is now completing the preliminary design specifications for the first commercial plant.

Laseair – Prototypes are under construction ahead of being placed on test in field trials.

Organotect – Prototypes are being tested and operating software is being tailored to meet design performance specifications.

Shareholding Changes Notified

The company has been notified that directly and through nominees, Henderson Global's holding of Nviro Cleantech plc ordinary shares is 9.95%, and Foreign and Colonial's holdings are 10.90%.

– Ends –

For further information:

Nviro Cleantech plc Tel: +44 (0) 20 7451 2473
www.nvirocleantech.com

Chris Every, Chief Executive Officer cevery@nvirocleantech.com

Grant Thornton Corporate Finance – Tel: +44 (0) 20 7383 5100
Nominated Adviser www.grantthornton.co.uk
Fiona Owen

Fairfax I.S. PLC Tel: +44 (0) 20 7598 5368
Broker www.fairfaxplc.com
Ewan Leggat eleggat@fairfaxis.com

Media enquiries:

Abchurch Communications Limited www.abchurch-group.com
Justin Heath / Franziska Boehnke / Tel: +44 (0) 20 7398 7712
Monique Tsang monique.tsang@abchurch-group.com

Notes to Editors:

Nviro Cleantech plc is a leader in commercialising "clean" technologies, such as renewable energy, waste recycling, emissions control and air quality monitoring, that benefit the global environment. The Company operates by acquiring a strong, balanced portfolio of near-to-market technologies that address large demand needs in a breadth of markets, and which are viable and cost-effective.

The Company is developing a portfolio currently comprising five clean technologies. These include:

- Vertus RTP, the Company's lead technology – the reductive thermal process (RTP) is designed to substantially cleanse low-quality coal and biomass to produce high-grade fuel with properties similar to anthracite while maximising effective and clean use of the off-gases;
- MicroRelease, its secondary technology – designed to recycle medium density fibre ("MDF") and particle board into a high-quality reusable wood fibre;
- Additional technologies in air quality evaluation, air purification and carbon ignition.

Nviro Cleantech focuses on solutions that can be brought to market quickly, and with maximised financial potential, using proven technologies and management teams. It systematically targets environmental innovations that do not require radical shifts in consumer behaviour nor large capital investments to adopt.

About Cincinnati Bulk Terminals LLC

Cincinnati Bulk Terminals, LLC, (CBT), a privately owned company, is a full service tri-modal river terminal dedicated to meeting customer's material handling needs with integrity and quality. Their experience and location enables CBT to solve their customer's problems and save them money. CBT can provide a "just in time" service throughout the Mid-West through its barge, truck and rail access.

Its excellent location provides easy access to three interstates, as well as the CSX, and Indiana and Ohio Rail Road. These connections allow efficient transportation for a variety of bulk and 'break bulk' products.

CBT maintains three barge unloading docks and one barge loading dock on site. Total ground storage capacity is in excess of 200,000 tons, in addition to dry fuel storage. The terminal has the capacity to handle more than 3 million tons annually.

NVIRO CLEANTECH

Press release **4 March 2008**

Nviro Cleantech plc

("Nviro" or "the Company")

Annual Report and Accounts / Notice of Annual General Meeting

Nviro Cleantech plc (AIM:NVR), a leader in commercialising 'clean' technologies, announces that the Company's Annual Report and Accounts has been posted to shareholders and is available on the company website: www.nvirocleantech.com

The Company also gives notice hereby that its Annual General Meeting will be held at Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP on 27 March 2008 at 11am.

The Notice of Annual General Meeting has been posted to shareholders. A copy of the full notice is available from the Company's website: www.nvirocleantech.com

– Ends –

For further information:

Nviro Cleantech plc	Tel: +44 (0) 20 7451 2473
	www.nvirocleantech.com
Chris Every, Chief Executive Officer	cevery@nvirocleantech.com
Grant Thornton Corporate Finance – Nominated Adviser	Tel: +44 (0) 20 7383 5100
	www.grantthornton.co.uk
Fiona Owen	
Fairfax I.S. PLC	Tel: +44 (0) 20 7598 5369
Broker	www.fairfaxplc.com
Ewan Leggat	eleggat@fairfaxis.com

Media enquiries:

Abchurch Communications
Justin Heath/Franziska Boehnke/
Monique Tsang

www.abchurch-group.com
Tel: +44 (0) 20 7398 7712
monique.tsang@abchurch-group.com

Notes to Editors:

Nviro Cleantech plc is a leader in commercialising "clean" technologies, such as renewable energy, waste recycling, emissions control and air quality monitoring, that benefit the global environment. The Company operates by acquiring a strong, balanced portfolio of near-to-market technologies that address large demand needs in a breadth of markets, and which are viable and cost-effective.

The Company is developing a portfolio currently comprising five clean technologies. These include:

- Vertus RTP, the Company's lead technology – the reductive thermal process (RTP) is designed to substantially cleanse low-quality coal and biomass to produce high-grade fuel with properties similar to anthracite while maximising effective and clean use of the off-gases;
- MicroRelease, its secondary technology – designed to recycle medium density fibre ("MDF") and particle board into a high-quality reusable wood fibre;
- Additional technologies in air quality evaluation, air purification and carbon ignition.

Nviro Cleantech focuses on solutions that can be bought to market quickly, and with maximised financial potential, using proven technologies and management teams. It systematically targets environmental innovations that do not require radical shifts in consumer behaviour nor large capital investments to adopt.

NOTICE OF ANNUAL GENERAL MEETING
of
NVIRO CLEANTECH PLC
(the "Company")

Notice is hereby given that the Annual General Meeting of the Company will be held on 27 March 2008 at Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP at 11am for the transaction of the following business:

Ordinary Business

Ordinary Resolution No 1	to receive and adopt the Company's financial statements for the period ended 30 September 2007, together with the directors' report and auditors' report on those financial statements;
Ordinary Resolution No 2	to reappoint Mr J.S.D Leach as a director who was appointed as a director by a resolution of the board and who offers himself for re-election;
Ordinary Resolution No 3	to reappoint Mr P. Rugg as a director who was appointed as a director by a resolution of the board and who offers himself for re-election;
Ordinary Resolution No 4	to reappoint Mr C.G. Every as a director who was appointed as a director by a resolution of the board and who offers himself for re-election;
Ordinary Resolution No 5	to reappoint Dr M.K. Omar as a director who was appointed as a director by a resolution of the board and who offers himself for re-election;
Ordinary Resolution No 6	to reappoint Ms E.J.G. Cooper as a director who was appointed as a director by a resolution of the board and who offers herself for re-election;
Ordinary Resolution No 7	to reappoint Mr D.R. Sedgwick as a director who was appointed as a director by a resolution of the board and who offers himself for re-election;
Ordinary Resolution No 8	to reappoint Mr P.T. Hollobone as a director who was appointed as a director by a resolution of the board and who offers himself for re-election;
Ordinary Resolution No 9	to reappoint Mr A.J. Cosentino as a director who was appointed as a director by a resolution of the board and who offers himself for re-election;
Ordinary Resolution No 10	to reappoint Baker Tilly Bennett Roy LLC to continue to hold office as auditors of the Company from the conclusion of the meeting to the conclusion of the next meeting at which the accounts are laid before the Company and to authorise the directors to determine

their remuneration;

Special Business

Ordinary Resolution No 11	to increase the authorised share capital of the Company by the addition of £100,000 divided into 100,000,000 ordinary shares of £0.001 each to rank pari passu with the existing share capital of the Company; and
Ordinary Resolution No 12	to authorise the directors of the Company to allot for cash, up to, in aggregate 20,000,000 ordinary shares in the capital of the Company each having a par value of £0.001 for the purpose of a placing or placings completed prior to the first annual general meeting following the passing of this resolution (as if article 5.2 of the articles of association of the Company does not apply to such allotment) such authority conferred by this resolution shall expire (unless previously renewed, waived or revoked) at the conclusion of the first annual general meeting of the Company following the passing of this resolution, or fifteen months from the date of this resolution (whichever is the earlier) except that the directors of the Company may allot ordinary shares pursuant to this authority in pursuance of an offer or agreement prior to such next annual general meeting or fifteen months from the date of this resolution (whichever is the earlier) and which requires ordinary shares to be allotted after such date.

By order of the Board
Mr D. P. Craine
Company Secretary
Dated: ● 2008

Notes:

1. A member of Nviro Cleantech PLC entitled to attend and vote at the above mentioned meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of Nviro Cleantech PLC. A form of proxy is enclosed with this Notice for use at the Annual General Meeting.

2. **To be valid, forms of proxy duly completed, signed or sealed (as appropriate) and dated, together with any power of attorney or other authority (if any) under which it is signed or any notarially certified copy thereof must be lodged by personal delivery or posting by 11am on 25 March 2008 (or not less than 48 hours before the time of any adjourned meeting) at the Company's registered office Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP or by fax to: +44 (0)1624 612960. Lodgement of a form of proxy will not prevent a member from attending and voting in person.**

3. The form of proxy must be executed by the member or his attorney duly authorised in writing and (in the case of an individual) must be signed by the individual or his attorney duly authorised in writing or (in the case of a corporation) either executed under its common seal or signed on its behalf by a duly authorised officer or attorney of the corporation.

4. In the case of joint registered holders, the signature of one holder will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand on the register of members of the Company in respect of the relevant joint holding.

5. In accordance with Regulation 22 of the Uncertificated Securities Regulations 2005 to be entitled to attend and vote at the meeting (and for the purposes of determining how many votes a person may cast) members must be entered in the register of members of the Company by 11am on 25 March 2008.

Regulatory Announcement

Go to market news section

Company	Nviro Cleantech plc
TIDM	NVR
Headline	Revised Preliminary Results
Released	11:31 23-Nov-07
Number	3739I

Press Release **23 November 2007**

Nviro Cleantech plc

("Nviro" or "the Group")

Revised Preliminary Results

The following announcement replaces the Company's preliminary results announcement (number 3615I) released 23 November 2007. The revisions relate to the financial review commentary, the notes to the preliminary announcement and non-material adjustments to the unaudited consolidated statement of changes in equity.

Nviro Cleantech plc (AIM:NVR), which commercialises "clean technologies", is pleased to announce its maiden preliminary results for the twelve months ended 30 September 2007.

Highlights

- Admittance to AIM on 6 August 2007, raising £7.5 million (before expenses) through the placing of 11.9 million new shares
- Joint venture established in China for the commercialisation of Nviro's clean combustion technology, Vertus, including a commitment for two reductive thermal units (RTPs)
- Memorandum of Understanding ("MOU") signed with CLP Power India Private Ltd to develop Vertus biomass and coal treatment applications in India
- Identified a further source of early potential revenues for Vertus RTP in the selling of carbon emission credits derived from biomass units
- Microrelease technology for recycling of medium density fibreboard (MDF) confirmed via an extensive, independent testing programme
- Laseair and Organotect programmes on schedule with prototype assembly at an advanced stage
- Two significant US-based appointments: Andrew Cosentino (Group Board) and Dr Ken Hughes (promotion to President of Vertus subsidiary)

- In the USA negotiations continue with a number of prospective clients in both the Power generation and the industrial sectors and are expected to bear fruit in commitments in 2008
- Pre-revenue company with a loss before tax of £4.195 million

Chris Every, CEO of Nviro Cleantech Plc, said: "Nviro has experienced an extremely busy and productive period since the successful AIM flotation in August. We have concentrated on operational and technical developments across our portfolio companies, laying the foundations for strong future growth. Our primary focus has been to establish key working partnerships in coal and biomass applications for our lead subsidiary Vertus and we are delighted to have secured an MOU with CLP India while negotiations continue in other key territories. In testing, our second portfolio technology Microrelease, continues to perform well, while prototyping for both Laseair and Organotect is on schedule. Furthermore, the strengthening of our senior team will also be fundamental in delivering on the exciting growth strategy stated in our AIM Admission document."

For further information:

Nviro Cleantech Pplc
Chris Every, Chief Executive Officer — Tel: +44 (0) 20 7451 2473
cevery@nvirocleantech.com — www.nvirocleantech.com

Grant Thornton Corporate Finance - Nominated Adviser
Fiona Owen / Troy MacDonald — Tel: +44 (0) 20 7383 5100
fiona.owen@gtuk.com — www.grantthornton.co.uk
troy.macdonald@gtuk.com

Fairfax I.S. PLC
Broker
Ewan Leggat — Tel: +44 (0) 20 7598 5369
eleggat@fairfaxis.com — www.fairfaxplc.com

Media Enquiries:

Abchurch
Justin Heath / Georgina Bonham — Tel: +44 (0) 20 7398 7715
georgina.bonham@abchurch-group.com — www.abchurch-group.com

Chairman's and Chief Executive's review

It gives us great pleasure to present Nviro Cleantech's plc's maiden preliminary results for the twelve month period to 30 September 2007, and report on the Group's progress to date. These results reflect the transition from a private company to an AIM quoted public company.

Strategy

Nviro focuses on commercialising clean technologies such as renewable energy, waste recycling, emissions control, and air quality monitoring, to benefit the global environment. It applies a business model that is common to each project, and the chosen technologies have all achieved laboratory proof of principle or are at a more advanced stage. Each project must demonstrate the potential to generate substantial incremental value through commercialisation to form the foundation of a business within a maximum of 36 months from the initial investment. Projects must offer significant global market opportunity. Nviro's ultimate objective is to develop each project into a self-sustaining business and select the most appropriate exit route. The Group is concentrating most of its resources on its primary technology, Vertus RTP.

Review of Businesses

Vertus RTP – The Group's RTP simultaneously eliminates many environmental problems associated with the burning of coal through removal of hazardous air pollutants (HAP's) and improves fuel energy efficiency so reducing the emission of carbon dioxide. This pre-combustion technology separates carbon rich fuel from the volatile components of coal and biomass through a reductive thermal process involving exposure to an environment of indirect elevated temperature and low oxygen. Vertus RTP technology is also an effective treatment for biomass fuels. In particular, the separation of volatiles and solid fuel in certain biomass fuels, such as rice husk, can improve the energy efficiency of fuels that are otherwise difficult to combust effectively, or prone to produce emissions when used in open or traditional boiler combustion.

We have been actively marketing the Vertus RTP system in the three major coal territories of the globe, namely, the USA, India and China, where fuel resources and the recognised growing demand for more energy ensure the future use of coal as a power generating fuel. In addition, each of those territories is, to a varying degree, actively driving the application of biomass in order to reduce emissions from fossil fuels. Our marketing efforts have been fruitful in India with the CLP Power India biomass and lignite coal project, while in China negotiations are ongoing with both potential biomass and coal clients and in the USA negotiations with potential coal clients from both power generating companies and industrial users generating electricity for their own purposes are continuing.

The Directors believe that the financial benefit of the time spent in priming these markets will be shown in the next fiscal year. There has also been an encouraging verification of the Vertus RTP business model from prospective clients in each territory. In addition strong relationships are being developed with companies that will build the Vertus systems under contract for the target territories.

The experience from our own marketing efforts and knowledge from system manufacturers in the biomass area have also influenced our direction with the proposed carbon burner technology in our project portfolio. The Vertus capability to produce high grade carbon fuel from biomass, and a drive for smaller distributed power generation units, especially in the Asian market, have led us to link the two projects more closely for future benefit.

We have decided to merge the future direction of the Carbon Burner technology with that of the clean coal technology due to the technical proximity of the two processes. To date, tests have confirmed the technical feasibility of igniting a 100% stream of carbon powder in a laser-based ignition system. In order to further our aims with a pure carbon burner and meet market demands, Nviro is entering into a partnership with the University of Nottingham's Combustion Unit.

Microrelease – This technology processes MDF and particle board, breaking them down into their constituent fibres for reuse in a variety of markets. Over the past few months the fundamental principle of separating wood fibre from MDF board (both virgin and laminated) by microwave processing, has been proven by an extensive testing programme carried out by C-Tech Innovation Ltd, an outside contractor which specialises in microwave technology. They were able to demonstrate that more than 90% of wood fibres can be recovered by this technique, at an operational cost level for the process that is economically viable.

These pleasing results have provided a firm foundation to initiate a programme to design a Microrelease demonstration unit. This unit will use known and accepted technology, for each module of the process (i.e. preparation, microwave exposure, water addition, water removal, fibre separation, drying, water recycling), which, when combined, will form an economically viable, continuous process line. Measurable progress has already been made in the area of material preparation, water extraction, and drying. Work is in progress on the other areas listed above.

Another highlight for Microrelease was the award of a contract by the Waste and Resources Action Programme (WRAP), through Nviro's partner, the Furniture Industry Research Association ("FIRA"), to demonstrate the viability of MDF recycling in the UK. This development is of significant importance with regard to market penetration.

Laseair – involves the development of a laser technology that utilises a low-energy source to significantly improve the cleaning and decontamination of air at a lower cost than existing passive

filtration methodologies. The programme is advancing on-schedule and the first prototypes will be ready for testing in Q1 2008. Once performance is proven, the Laseair system has a wide range of application opportunities, particularly in industrial air cleaning systems and clean rooms.

Organotect Lab-on-a-chip – More stringent legislation, environmental and security concerns are driving the need to sample the air in order to detect pollutants and bio-hazards. Organotect effectively transitions high-quality gas spectrometry technology into field applications, via fixed and portable platforms. This project is running to plan and the first prototype units are being assembled, ahead of being sent out on field trials with a leading European cosmetics company and one of Europe's largest chemical companies. We believe our technology offers greater sensitivity than our competitors, and has the significant advantage of being capable of being employed as a "mobile platform".

Financial Review

The initial start-up investment for Nviro was bolstered by an external funding round in November 2006, with further funds raised in April 2007. This resulted in a total investment of approximately £12.36 million since the Group's inception including net proceeds of £6.53 million with its fundraising and admission to AIM in August 2007.

Over the twelve months ended 30 September 2007, Nviro recorded a pre-tax loss of £4.195m, which is line with the Director's expectations. Cash outflow from operations was £4.365m, reflecting the loss for the period. Our cash position remains strong, and at 30 September 2007 was £5.7m, slightly ahead of expectations, reflecting tight cost control. We continue to make good use of our cash resources and we remain firmly committed to our budget.

Summary and Prospects

Nviro's management team has created significant value over the past twelve months and has recorded several important milestones, particularly in the recent achievement of commercialisation of our lead technology Vertus. With the Cleantech industry at an inflection point owing to the convergence of several trends, including demand from consumers for new technology to reduce environmental harm and tighter government regulation driving innovation and spending, Nviro is well positioned to benefit from these macro-economic factors. We are confident that next year will see the Group install a number of industrial-scale Vertus units that will drive us into a revenue-generating position.

James SD Leach
Non-Executive Chairman

Chris Every
Chief Executive Officer

CONSOLIDATED UNAUDITED INCOME STATEMENT
Year ended 30 September 2007

	Note	**2007** **£'000** Unaudited	**2006** **£'000** Unaudited
Research expenses		(2,124)	(50)
Administrative expenses		(2,111)	(807)
Operating loss		(4,235)	(857)
Investment income		40	-
Finance costs		-	-
Loss before tax	2	(4,195)	(857)
Income Tax Expense	9	-	-
Loss for the financial year		(4,195)	(857)
Basic and diluted loss per share	5	(12.44)p	(2.69)p

No minority interest in the losses has been recognised within these financial statements as the minority does not have a binding obligation to make additional investment to cover the losses.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 30 September 2007

	Share capital	Share premium	Merger reserve	Share based payment reserve	Translation reserve	Retained Losses
	£'000	£'000	£'000	£'000	£'000	£'000
At 28 October 2005	-	-	-	-	-	-
Loss for the year	-	-	-	-	-	(857)
Acquisition of subsidiary	21	15,490	(15,490)	-	-	-
Share based payment charge	-	-	-	14	-	-
Foreign currency translation	-	-	-	-	19	-
At 1 October 2006	**21**	**15,490**	**(15,490)**	**14**	**19**	**(857)**
Loss for the year	-	-	-	-	-	(4,195)
Foreign currency translation	-	-	-	-	(19)	-
Issue of share capital, (net of issue expenses)	23	6,582	-	-	-	-
Acquisition of subsidiary	-	4,585	-	-	-	-
Share based payment charge	-	-	-	272	-	-
At 30 September 2007	44	26,657	(15,490)	286	-	(5,052)

UNAUDITED CONSOLIDATED BALANCE SHEET

30 September 2007

	Note	2007 £'000 Unaudited	2006 £'000 Unaudited
Non-current assets			
Licence fees		1,028	
Property, plant and equipment		35	-
Total non-current assets		1,063	-
Current assets			
Trade and other receivables		585	-
Cash and cash equivalents	7	5,762	-
Total current assets		6,347	-
Total assets		7,410	-
Current liabilities			
Trade and other payables		(935)	(803)
Bank overdrafts and loans		(30)	-
Current tax liabilities		-	-
Total current liabilities		(965)	(803)
Non-current liabilities			
Other		-	-
Total non-current liabilities		-	-
Total liabilities		(965)	(803)
Net assets / (liabilities)		6,445	(803)
Equity			
Share capital		44	21
Share premium account		26,657	15,490
Merger Reserve		(15,490)	(15,490)
Translation reserve		-	19
Share based payment reserve		286	14
Retained losses		(5,052)	(857)
Total Equity		6,445	(803)

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

Year Ended 30 September 2007

	Note	2007 £'000 Unaudited	2006 £'000 Unaudited
Operating activities			
Net cash outflow from operations	6	(4,365)	-
Interest paid		-	-
Tax paid		-	-
Net cash outflow fused in operating activities		(4,365)	-
Investing activities			
Interest received		40	-
Purchase of intangible assets		(1,054)	
Purchase of property, plant and equipment		(36)	-
Net cash inflow from investing activities		(1,050)	-
Financing activities			
Proceeds on issue of shares		12,362	-
Costs on issue of shares		(1,215)	-
Net cash inflow from financing activities		11,147	-
Net increase in cash and cash equivalents in the year		5,732	-
Cash and cash equivalents at beginning of year		-	-
Cash and cash equivalents at end of year	7	5,732	-

NOTES TO THE PRELIMINARY ANNOUNCEMENT
Year ended 30 September 2007
1. BASIS OF PREPARATION

The financial information set out above does not constitute the company's statutory accounts within the meaning of section 240 of the Companies Act 1985.

The 2007 figures are based on unaudited accounts for the year ended 30 September 2007. The statutory accounts will be finalised on the basis of the financial information presented by the directors in the preliminary announcement and which will be delivered to the Registrar of Companies following the company's Annual General Meeting.

Included within the 2007 results is an amount of £222k that actually relates to research and administrative costs incurred in the prior year. The Company does not believe that this would influence the economic decisions of users and does not believe it is material to treat as a prior year adjustment and have expensed it within the 2007 results.
This preliminary announcement was approved by the Board of directors on 22 November 2007.
Copies of this announcement and the prospectus are available from the company's registered office at Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP. The Annual Report and Accounts will be sent to shareholders shortly.

2. ACCOUNTING POLICIES

Basis of accounting

The group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations adopted by the European Union and as applied in accordance with the provisions of the Companies Act 1985 and using accounting policies that are consistent with those as stated in the prospectus dated 26th July 2007. Therefore the group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

Standards issued but not yet effective

At the date of authorisation of these financial statements the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 8	Operating Segments
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 – The limit on a Defined Benefit Asset Minimum Funding Requirements and their interaction

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group when the relevant standards and interpretations come into effect.

The principle accounting policies of the Group are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Nviro Cleantech plc and all its subsidiaries made up to 30 September each year.

Control is achieved where the Company has the power to govern the financial and operational policies of an entity so as to gain benefit from its activities.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therin. Minority interests consist of the amount of those interests at the date of the business combination and the minority's share of changes in equity since the date of the combination. No minority interest in the losses has

been recognised within these financial statements as the minority does not have a binding obligation to make additional investment to cover the losses.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business Combinations

The company's controlling interest in its directly held, wholly owned subsidiary, Nviro Cleantech Limited was acquired through a transaction under common control, as defined in IFRS3, Business Combinations. The directors note that transactions under common control are outside the scope of IFRS 3 and that there is no guidance elsewhere in IFRS covering such transactions.

IAS contain guidance where a transaction falls outside the scope of IFRS. This guidance is covered in Paragraphs 10-12 of IAS 8, Accounting policies, Changes in Accounting Estimates and Errors. This requires, inter alia, that where IFRS does not contain guidance on a particular issue, the Directors may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards. In this regard it is noted that the United States Financial Accounting Standards Board (FASB) has issued an accounting standard covering Business Combinations (FAS 141), that is similar in a number of respects to IFRS 3. Further there is currently a major project being run jointly by the IASB and the FASB to converge IFRS and US GAAP.

In contrast to IFRS 3, FAS 141 does include, as an appendix, limited accounting guidance for transactions under common control, which as with IFRS 3, are outside the scope of that accounting standard. The guidance contained in FAS 141 indicates that a form of accounting that is similar to pooling of interests accounting, which was previously set out in Accounting Principles Board (APB) opinion 16, may be used when accounting for transactions under common control.

Having considered the requirements of IAS 8 and the guidance included within FAS 141, it is considered appropriate to use a form of accounting which is similar to pooling of interests when dealing with the transaction in which the group acquired its controlling interest in Nviro Cleantech Limited.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on the following annual bases:

Plant and machinery	33.3% straight line
Computer Equipment	33.3% straight line

Licences

Licences are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on the following annual bases:

Licences	10 years straight line

At each balance sheet date, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and deposits held at call with banks

Borrowings

All borrowing costs are recognised in the profit or loss in the period in which they incurred.

Trade receivables
Trade receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit and loss when there is objective evidence that the asset is impaired.

Trade payables
Trade payables are initially measured at fair value and are subsequently measured at amortised cost using the effective interest rate method.

Leases

All leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease.

Taxation

A tax expense represents the sum of the tax currently payable and deferred tax.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Foreign currencies
The individual financial statements of each group company are presented in the currency of the primary economic environment in which it operates, (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group company are expressed in pounds sterling, which is the functional currency of the company and the presentational currency for the consolidated financial statements.

Transactions in currencies other than sterling are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on retranslation are included in the income statement.

On consolidation, the assets and liabilities of the group's overseas operations are translated into sterling at exchange rates prevailing on the balance sheet date. Exchange differences arising, if any, are classified as equity and transferred to the group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of. Income and expense items are translated at the average exchange rates for the period.

Share Based Payment
The group has applied the requirements of IFRS 2 Share based payment. The group issues equity settled share based payments to certain employees and third parties. Equity settled share based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

Fair value is measured by use of the Black Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects on non-transferability, exercise restrictions and behavioural considerations.

3. GOING CONCERN BASIS

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the group has access to secure adequate resources to continue in

operational existence for the foreseeable future. The company intends to raise additional funds in 2008 from lease finance, research and development grants, economic development grants, debt, equity, or a combination of sources. For this reason the directors continue to adopt the going concern basis in preparing the financial statements

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

The group currently operates in several geographical markets, the UK, the United States of America and the Cayman Islands. It also has a number of different business segment, being the development of certain individual technologies. Business segments are the basis on which the group records its primary segmental information. Unallocated operating expenses, assets and liabilities, relate to the general management, financing and administration of the group.

NOTES TO THE PRELIMINARY ANNOUNCEMENT
Year ended 30 September 2007

2007	Vertus RTP £'000	Microrelease £'000	Laseair £'000	Still Clear £'000	Organotect £'000	Unallocated £'000	Tot: £'0C
Revenue	-	-	-	-	-	-	
Segment result	(522)	(155)	(209)	(933)	(262)	(2,154)	(4,2
Finance income							
Finance costs							
Loss before tax							(4,1
Tax							
Loss for the financial year							(4,1
Other information							
Capital expenditure	1,004	50	33	-	-	3	1,
Depreciation	21	5	0	-	-	-	
Balance sheet							
Segment assets	983	71	56	157	-	6,143	7,
Deferred tax asset							
Total assets							7,
Segment liabilities	(75)	(51)	(98)	(347)	(16)	(378)	(9
Current tax liabilities							
Deferred tax liabilities							
Total liabilities							(9
Total Net Assets	908	20	(42)	(190)	(16)	5765	6,4

NOTES TO THE PRELIMINARY ANNOUNCEMENT
Year ended 30 September 2007

2006	Vertus RTP £'000	Microrelease £'000	Laseair £'000	Still Clear £'000	Organotect £'000	Unallocated £'000	Tc £'(
Revenue	-	-	-	-	-	-	
Segment result	-	-	-	-	-	(857)	([illegible]
Finance income							
Finance costs							
Loss before tax							([illegible]
Tax							
Loss for the financial year							([illegible]
Other information							
Capital expenditure	-	-	-	-	-	-	
Depreciation	-	-	-	-	-	-	
Balance sheet							
Segment assets	-	-	-	-	-	-	
Deferred tax asset							
Total assets							
Segment liabilities	-	-	-	-	-	(803)	([illegible]
Current tax liabilities							
Deferred tax liabilities							
Total liabilities							([illegible]

The secondary reporting format for the group is geographical segments. There are only two geographical locations whose segment assets account for greater than 10% of the group's total assets, the UK £6,143,000 (2006: £Nil) and the Cayman Islands £983,000, (2006: £Nil).

NOTES TO THE PRELIMINARY ANNOUNCEMENT
Year ended 30 September 2007

5. LOSS PER SHARE

Basic loss per share of 12.44p (2006: 2.69p) is based on the loss for the financial year of £4,195,000 (2006: loss of £857,000) and on 33,712,067 ordinary shares (2006: 31,918,199 ordinary shares) being the weighted average number of shares in issue throughout the year. As there is a loss for the year, there is no difference between the basic and the diluted loss per share.

6. NOTES TO THE CASH FLOW STATEMENT

	2007 £'000 Unaudited	2006 £'000 Audited
Loss from operations	(4,235)	(857)
Adjustments for:		
Amortisation of licences	26	-
Depreciation of property, plant and equipment	1	-
Share based payment	286	35
Effect of foreign exchange differences	-	19
Other	17	
Operating cash flow before movements in working capital	(3,905)	(803)
Increase in trading properties		
(Increase) in trade and other receivables	(585)	-
Increase in trade and other payables	125	803
Net cash outflow from operations	(4,365)	-

7. CASH AND CASH EQUIVALENTS

	2007 £'000 Unaudited	2006 £'000 Unaudited
Cash and cash equivalents per balance sheet	5,762	-
Bank overdrafts	(30)	-
Cash and cash equivalents per cash flow statement	5,732	-

NOTES TO THE PRELIMINARY ANNOUNCEMENT
Year ended 30 September 2007

8. MERGER

On 3 July 2007, the group entered into a share swap agreement whereby the shareholding of Nviro Cleantech Limited agreed to swap their interest in the shares of Nviro Cleantech Limited for shares in Nviro Cleantech plc, a newly incorporated company. The consideration for the share swap was the issue of 31,916,199 ordinary shares of £0.001 each. This transaction has been accounted for as a group reconstruction and consequently merger accounting has been adopted. The difference of £15,490,000 between the fair value of the share capital issued of £20,100,000 and the share capital and share premium account of Nviro Cleantech Ltd was £4,617,000 has been taken to the merger reserve.

9. TAXATION

There is no tax charge as there are no profits subject to taxation.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against

which deductible temporary differences can be utilised. As the availability of future profits against which to utilise a deferred tax asset is uncertain, no asset has been recognised in the period.

END

Close

Press Release **23 November 2007**

Nviro Cleantech plc

("Nviro" or "the Group")

Preliminary Results

Nviro Cleantech plc (AIM:NVR), which commercialises "clean technologies", is pleased to announce its maiden preliminary results for the twelve months ended 30 September 2007.

Highlights

- Admittance to AIM on 6 August 2007, raising £7.5 million (before expenses) through the placing of 11.9 million new shares
- Joint venture established in China for the commercialisation of Nviro's clean combustion technology, Vertus, including a commitment for two reductive thermal units (RTPs)
- Memorandum of Understanding ("MOU") signed with CLP Power India Private Ltd to develop Vertus biomass and coal treatment applications in India
- Identified a further source of early potential revenues for Vertus RTP in the selling of carbon emission credits derived from biomass units
- Microrelease technology for recycling of medium density fibreboard (MDF) confirmed via an extensive, independent testing programme
- Laseair and Organotect programmes on schedule with prototype assembly at an advanced stage
- Two significant US-based appointments: Andrew Cosentino (Group Board) and Dr Ken Hughes (promotion to President of Vertus subsidiary)
- In the USA negotiations continue with a number of prospective clients in both the Power generation and the industrial sectors and are expected to bear fruit in commitments in 2008
- Pre-revenue company with a loss before tax of £4.195 million

Chris Every, CEO of Nviro Cleantech Plc, said: "Nviro has experienced an extremely busy and productive period since the successful AIM flotation in August. We have concentrated on operational and technical developments across our portfolio companies, laying the foundations for strong future growth. Our primary focus has been to establish key working partnerships in coal and biomass applications for our lead subsidiary Vertus and we are delighted to have secured an MOU with CLP India while negotiations continue in other key territories. In testing, our second portfolio technology Microrelease, continues to perform

well, while prototyping for both Laseair and Organotect is on schedule. Furthermore, the strengthening of our senior team will also be fundamental in delivering on the exciting growth strategy stated in our AIM Admission document."

For further information:

Nviro Cleantech Pplc
Chris Every, Chief Executive Officer — Tel: +44 (0) 20 7451 2473
cevery@nvirocleantech.com — www.nvirocleantech.com

Grant Thornton Corporate Finance - Nominated Adviser
Fiona Owen / Troy MacDonald — Tel: +44 (0) 20 7383 5100
fiona.owen@gtuk.com — www.grantthornton.co.uk
troy.macdonald@gtuk.com

Fairfax I.S. PLC
Broker
Ewan Leggat — Tel: +44 (0) 20 7598 5369
eleggat@fairfaxis.com — www.fairfaxplc.com

Media Enquiries:

Abchurch
Justin Heath / Georgina Bonham — Tel: +44 (0) 20 7398 7715
georgina.bonham@abchurch-group.com — www.abchurch-group.com

Chairman's and Chief Executive's review

It gives us great pleasure to present Nviro Cleantech's plc's maiden preliminary results for the twelve month period to 30 September 2007, and report on the Group's progress to date. These results reflect the transition from a private company to an AIM quoted public company.

Strategy

Nviro focuses on commercialising clean technologies such as renewable energy, waste recycling, emissions control, and air quality monitoring, to benefit the global environment. It applies a business model that is common to each project, and the chosen technologies have all achieved laboratory proof of principle or are at a more advanced stage. Each project must demonstrate the potential to generate substantial incremental value through commercialisation to form the foundation of a business within a maximum of 36 months from the initial investment. Projects must offer significant global market opportunity. Nviro's ultimate objective is to develop each project into a self-sustaining business and select the most appropriate exit route. The Group is concentrating most of its resources on its primary technology, Vertus RTP.

Review of Businesses

Vertus RTP – The Group's RTP simultaneously eliminates many environmental problems associated with the burning of coal through removal of hazardous air pollutants (HAP's) and improves fuel energy efficiency so reducing the emission of carbon dioxide. This pre-combustion technology separates carbon rich fuel from the volatile components of coal and biomass through a reductive thermal process involving exposure to an environment of indirect elevated temperature and low oxygen. Vertus RTP technology is also an effective treatment for biomass fuels. In particular, the separation of volatiles and solid fuel in certain biomass fuels, such as rice husk, can improve the energy efficiency of fuels that are otherwise difficult to combust effectively, or prone to produce emissions when used in open or traditional boiler combustion.

We have been actively marketing the Vertus RTP system in the three major coal territories of the globe, namely, the USA, India and China, where fuel resources and the recognised growing demand for more energy ensure the future use of coal as a power generating fuel. In addition, each of those territories is, to a varying degree, actively driving the application of biomass in order to reduce emissions from fossil fuels. Our marketing efforts have been fruitful in India with the CLP Power India biomass and lignite coal project, while in China negotiations are ongoing with both potential biomass and coal clients and in the USA

negotiations with potential coal clients from both power generating companies and industrial users generating electricity for their own purposes are continuing.

The Directors believe that the financial benefit of the time spent in priming these markets will be shown in the next fiscal year. There has also been an encouraging verification of the Vertus RTP business model from prospective clients in each territory. In addition strong relationships are being developed with companies that will build the Vertus systems under contract for the target territories.

The experience from our own marketing efforts and knowledge from system manufacturers in the biomass area have also influenced our direction with the proposed carbon burner technology in our project portfolio. The Vertus capability to produce high grade carbon fuel from biomass, and a drive for smaller distributed power generation units, especially in the Asian market, have led us to link the two projects more closely for future benefit.

We have decided to merge the future direction of the Carbon Burner technology with that of the clean coal technology due to the technical proximity of the two processes. To date, tests have confirmed the technical feasibility of igniting a 100% stream of carbon powder in a laser-based ignition system. In order to further our aims with a pure carbon burner and meet market demands, Nviro is entering into a partnership with the University of Nottingham's Combustion Unit.

Microrelease – This technology processes MDF and particle board, breaking them down into their constituent fibres for reuse in a variety of markets. Over the past few months the fundamental principle of separating wood fibre from MDF board (both virgin and laminated) by microwave processing, has been proven by an extensive testing programme carried out by C-Tech Innovation Ltd, an outside contractor which specialises in microwave technology. They were able to demonstrate that more than 90% of wood fibres can be recovered by this technique, at an operational cost level for the process that is economically viable.

These pleasing results have provided a firm foundation to initiate a programme to design a Microrelease demonstration unit. This unit will use known and accepted technology, for each module of the process (i.e. preparation, microwave exposure, water addition, water removal, fibre separation, drying, water recycling), which, when combined, will form an economically viable, continuous process line. Measurable progress has already been made in the area of material preparation, water extraction, and drying. Work is in progress on the other areas listed above.

Another highlight for Microrelease was the award of a contract by the Waste and Resources Action Programme (WRAP), through Nviro's partner, the Furniture Industry Research Association ("FIRA"), to demonstrate the viability of MDF recycling in the UK. This development is of significant importance with regard to market penetration.

Laseair – involves the development of a laser technology that utilises a low-energy source to significantly improve the cleaning and decontamination of air at a lower cost than existing passive filtration methodologies. The programme is advancing on-schedule and the first prototypes will be ready for testing in Q1 2008. Once performance is proven, the Laseair system has a wide range of application opportunities, particularly in industrial air cleaning systems and clean rooms.

Organotect Lab-on-a-chip – More stringent legislation, environmental and security concerns are driving the need to sample the air in order to detect pollutants and bio-hazards. Organotect effectively transitions high-quality gas spectrometry technology into field applications, via fixed and portable platforms. This project is running to plan and the first prototype units are being assembled, ahead of being sent out on field trials with a leading European cosmetics company and one of Europe's largest chemical companies. We believe our technology offers greater sensitivity than our competitors, and has the significant advantage of being capable of being employed as a "mobile platform".

Financial Review

The initial start-up investment for Nviro was bolstered by an external funding round in November 2006, with further funds raised in April 2007. This resulted in a total investment of approximately £12.36 million since the Group's inception including net proceeds of £6.53 million with its fundraising and admission to AIM in August 2007.

Over the twelve months ended 30 September 2007, Nviro recorded a pre-tax loss of £4.195m, which is line with the Director's expectations. Cash outflow from operations was £4.365m, reflecting the loss for the period. Our cash position remains strong, and at 30 September 2007 was £5.7m, slightly ahead of expectations, reflecting tight cost control. We continue to make good use of our cash resources and we remain firmly committed to our budget.

Summary and Prospects

Nviro's management team has created significant value over the past twelve months and has recorded several important milestones, particularly in the recent achievement of commercialisation of our lead technology Vertus. With the Cleantech industry at an inflection point owing to the convergence of several trends, including demand from consumers for new technology to reduce environmental harm and tighter government regulation driving innovation and spending, Nviro is well positioned to benefit from these macro-economic factors. We are confident that next year will see the Group install a number of industrial-scale Vertus units that will drive us into a revenue-generating position.

James SD Leach	**Chris Every**
Non-Executive Chairman	**Chief Executive Officer**

CONSOLIDATED UNAUDITED INCOME STATEMENT

Year ended 30 September 2007

	Note	2007 £'000 Unaudited	2006 £'000 Unaudited
Research expenses		(2,124)	(50)
Administrative expenses		(2,111)	(807)
Operating loss		(4,235)	(857)
Investment income		40	-
Finance costs		-	-
Loss before tax	2	(4,195)	(857)
Income Tax Expense	9	-	-
Loss for the financial year		(4,195)	(857)
Basic and diluted loss per share	5	(12.44)p	(2.69)p

No minority interest in the losses has been recognised within these financial statements as the minority does not have a binding obligation to make additional investment to cover the losses.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 30 September 2007

	Share capital	Share premium	Merger reserve	Share based payment reserve	Translation reserve	Retained Losses	Total Equity
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
At 28 October 2005	-	-	-	-	-	-	-
Loss for the year	-	-	-	-	-	(857)	(857)
Acquisition of subsidiary	21	15,490	(15,490)	-	-	-	21
Share based payment charge	-	-	-	14	-	-	14
Foreign currency translation	-	-	-	-	19	-	19
At 1 October 2006	**21**	**15,490**	**(15,490)**	**14**	**19**	**(857)**	**(803)**
Loss for the year	-	-	-	-	-	(4,195)	(4,195)
Foreign currency translation	-	-	-	-	(19)	-	(19)
Issue of share capital, (net of issue expenses)	23	6,582	-	-	-	-	6,605
Acquisition of subsidiary	-	4,585	-	-	-	-	4,585
Share based payment charge	-	-	-	272	-	-	272
At 30 September 2007	44	26,657	(15,490)	286	-	(5,052)	6,445

UNAUDITED CONSOLIDATED BALANCE SHEET

30 September 2007

	Note	**2007** **£'000** Unaudited	**2006** **£'000** Unaudited
Non-current assets			
Licence fees		1,028	
Property, plant and equipment		35	-
Total non-current assets		1,063	-
Current assets			
Trade and other receivables		585	-
Cash and cash equivalents	7	5,762	-
Total current assets		6,347	-
Total assets		7,410	-
Current liabilities			
Trade and other payables		(935)	(803)
Bank overdrafts and loans		(30)	-
Current tax liabilities		-	-
Total current liabilities		(965)	(803)
Non-current liabilities			
Other		-	-
Total non-current liabilities		-	-
Total liabilities		(965)	(803)
Net assets / (liabilities)		6,445	(803)
Equity			
Share capital		44	21
Share premium account		26,657	15,490
Merger Reserve		(15,490)	(15,490)
Translation reserve		-	19
Share based payment reserve		286	14
Retained losses		(5,052)	(857)
Total Equity		6,445	(803)

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

Year Ended 30 September 2007

	Note	2007	2006 £'000
		£'000 Unaudited	Unaudited
Operating activities			
Net cash outflow from operations	6	(4,365)	-
Interest paid		-	-
Tax paid		-	-
Net cash outflow fused in operating activities		(4,365)	-
Investing activities			
Interest received		40	-
Purchase of intangible assets		(1,054)	
Purchase of property, plant and equipment		(36)	-
Net cash inflow from investing activities		(1,050)	-
Financing activities			
Proceeds on issue of shares		12,362	-
Costs on issue of shares		(1,215)	-
Net cash inflow from financing activities		11,147	-
Net increase in cash and cash equivalents in the year		5,732	-
Cash and cash equivalents at beginning of year		-	-
Cash and cash equivalents at end of year	7	5,732	-

NOTES TO THE PRELIMINARY ANNOUNCEMENT

Year ended 30 September 2007

1. BASIS OF PREPARATION

The financial information set out above does not constitute the company's statutory accounts within the meaning of section 240 of the Companies Act 1985.

The 2007 figures are based on unaudited accounts for the year ended 30 September 2007. The statutory accounts will be finalised on the basis of the financial information presented by the directors in the preliminary announcement and which will be delivered to the Registrar of Companies following the company's Annual General Meeting.

Included within the 2007 results is an amount of £222k that actually relates to research and administrative costs incurred in the prior year. The Company does not believe that this would influence the economic decisions of users and does not believe it is material to treat as a prior year adjustment and have expensed it within the 2007 results.

This preliminary announcement was approved by the Board of directors on 22 November 2007.

Copies of this announcement and the prospectus are available from the company's registered office at Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP. The Annual Report and Accounts will be sent to shareholders shortly.

2. ACCOUNTING POLICIES

Basis of accounting

The group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations adopted by the European Union and as applied in accordance with the provisions of the Companies Act 1985 and using accounting policies that are consistent with those as stated in the prospectus dated 26th July 2007. Therefore the group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

Standards issued but not yet effective

At the date of authorisation of these financial statements the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 8	Operating Segments
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 – The limit on a Defined Benefit Asset Minimum Funding Requirements and their interaction

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group when the relevant standards and interpretations come into effect.

The principle accounting policies of the Group are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Nviro Cleantech plc and all its subsidiaries made up to 30 September each year.

Control is achieved where the Company has the power to govern the financial and operational policies of an entity so as to gain benefit from its activities.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therin. Minority interests consist of the amount of those interests at the date of the business combination and the minority's share of changes in equity since the date of the combination. No minority interest in the losses has been recognised within these financial statements as the minority does not have a binding obligation to make additional investment to cover the losses.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business Combinations

The company's controlling interest in its directly held, wholly owned subsidiary, Nviro Cleantech Limited was acquired through a transaction under common control, as defined in IFRS3, Business Combinations. The directors note that transactions under common control are outside the scope of IFRS 3 and that there is no guidance elsewhere in IFRS covering such transactions.

IAS contain guidance where a transaction falls outside the scope of IFRS. This guidance is covered in Paragraphs 10-12 of IAS 8, Accounting policies, Changes in Accounting Estimates and Errors. This requires, inter alia, that where IFRS does not contain guidance on a particular issue, the Directors may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards. In this regard it is noted that the United States Financial Accounting Standards Board (FASB) has issued an accounting standard covering Business Combinations (FAS 141), that is similar in a number of respects to IFRS 3. Further there is currently a major project being run jointly by the IASB and the FASB to converge IFRS and US GAAP.

In contrast to IFRS 3, FAS 141 does include, as an appendix, limited accounting guidance for transactions under common control, which as with IFRS 3, are outside the scope of that accounting standard. The guidance contained in FAS 141 indicates that a form of accounting that is similar to pooling of interests accounting, which was previously set out in Accounting Principles Board (APB) opinion 16, may be used when accounting for transactions under common control.

Having considered the requirements of IAS 8 and the guidance included within FAS 141, it is considered appropriate to use a form of accounting which is similar to pooling of interests when dealing with the transaction in which the group acquired its controlling interest in Nviro Cleantech Limited.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on the following annual bases:

Plant and machinery	33.3% straight line
Computer Equipment	33.3% straight line

Licences

Licences are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on the following annual bases:

Licences	10 years straight line

At each balance sheet date, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and deposits held at call with banks

Borrowings

All borrowing costs are recognised in the profit or loss in the period in which they incurred.

Trade receivables
Trade receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated

irrecoverable amounts are recognised in profit and loss when there is objective evidence that the asset is impaired.

Trade payables
Trade payables are initially measured at fair value and are subsequently measured at amortised cost using the effective interest rate method.

Leases

All leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease.

Taxation

A tax expense represents the sum of the tax currently payable and deferred tax.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Foreign currencies
The individual financial statements of each group company are presented in the currency of the primary economic environment in which it operates, (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group company are expressed in pounds sterling, which is the functional currency of the company and the presentational currency for the consolidated financial statements.

Transactions in currencies other than sterling are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on retranslation are included in the income statement.

On consolidation, the assets and liabilities of the group's overseas operations are translated into sterling at exchange rates prevailing on the balance sheet date. Exchange differences arising, if any, are classified as equity and transferred to the group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of. Income and expense items are translated at the average exchange rates for the period.

Share Based Payment
The group has applied the requirements of IFRS 2 Share based payment. The group issues equity settled share based payments to certain employees and third parties. Equity settled share based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

Fair value is measured by use of the Black Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects on non-transferability, exercise restrictions and behavioural considerations.

3. GOING CONCERN BASIS

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the group has access to secure adequate resources to continue in operational existence for the foreseeable future. The company intends to raise additional funds in 2008 from lease finance, research and development grants, economic development grants, debt, equity, or a combination of sources. For this reason the directors continue to adopt the going concern basis in preparing the financial statements

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

The group currently operates in several geographical markets, the UK, the United States of America and the Cayman Islands. It also has a number of different business segment, being the development of certain individual technologies. Business segments are the basis on which the group records its primary segmental information. Unallocated operating expenses, assets and liabilities, relate to the general management, financing and administration of the group.

NOTES TO THE PRELIMINARY ANNOUNCEMENT

Year ended 30 September 2007

2007	Vertus RTP £'000	Microrelease £'000	Laseair £'000	Still Clear £'000	Organotect £'000	Unallocated £'000	Total £'000
Revenue	-	-	-	-	-	-	-
Segment result	(522)	(155)	(209)	(933)	(262)	(2,154)	(4,235)
Finance income							40
Finance costs							-
Loss before tax							(4,195)
Tax							-
Loss for the financial year							(4,195)
Other information							
Capital expenditure	1,004	50	33	-	-	3	1,090
Depreciation	21	5	0	-	-	-	27
Balance sheet							
Segment assets	983	71	56	157	-	6,143	7,410
Deferred tax asset							-
Total assets							7,410
Segment liabilities	(75)	(51)	(98)	(347)	(16)	(378)	(965)
Current tax liabilities							-
Deferred tax liabilities							-
Total liabilities							(965)
Total Net Assets	908	20	(42)	(190)	(16)	5765	6,445

NOTES TO THE PRELIMINARY ANNOUNCEMENT

Year ended 30 September 2007

2006	**Vertus RTP**	**Microrelease**	**Laseair**	**Still Clear**	**Organotect**	**Unallocated**	**Total**
	£'000	**£'000**	**£'000**	**£'000**	**£'000**	**£'000**	**£'000**
Revenue	-	-	-	-	-	-	-
Segment result	-	-	-	-	-	(857)	(857)
Finance income							-
Finance costs							-
Loss before tax							(857)
Tax							-
Loss for the financial year							(857)
Other information							
Capital expenditure	-	-	-	-	-	-	-
Depreciation	-	-	-	-	-	-	-
Balance sheet							
Segment assets	-	-	-	-	-	-	-
Deferred tax asset							-
Total assets							-
Segment liabilities	-	-	-	-	-	(803)	(803)
Current tax liabilities							-
Deferred tax liabilities							-
Total liabilities							(803)

The secondary reporting format for the group is geographical segments. There are only two geographical locations whose segment assets account for greater than 10% of the group's total assets, the UK £6,143,000 (2006: £Nil) and the Cayman Islands £983,000, (2006: £Nil).

NOTES TO THE PRELIMINARY ANNOUNCEMENT

Year ended 30 September 2007

5. LOSS PER SHARE

Basic loss per share of 12.44p (2006: 2.69p) is based on the loss for the financial year of £4,195,000 (2006: loss of £857,000) and on 33,712,067 ordinary shares (2006: 31,918,199 ordinary shares) being the weighted average number of shares in issue throughout the year. As there is a loss for the year, there is no difference between the basic and the diluted loss per share.

6. NOTES TO THE CASH FLOW STATEMENT

	2007 **£'000** Unaudited	**2006** **£'000** Audited
Loss from operations	(4,235)	(857)
Adjustments for:		
Amortisation of licences	26	-
Depreciation of property, plant and equipment	1	-
Share based payment	286	35
Effect of foreign exchange differences	-	19
Other	17	
Operating cash flow before movements in working capital	(3,905)	(803)
Increase in trading properties		
(Increase) in trade and other receivables	(585)	-
Increase in trade and other payables	125	803
Net cash outflow from operations	(4,365)	-

7. CASH AND CASH EQUIVALENTS

	2007 **£'000** Unaudited	**2006** **£'000** Unaudited
Cash and cash equivalents per balance sheet	5,762	-
Bank overdrafts	(30)	-
Cash and cash equivalents per cash flow statement	5,732	-

8. MERGER

On 3 July 2007, the group entered into a share swap agreement whereby the shareholding of Nviro Cleantech Limited agreed to swap their interest in the shares of Nviro Cleantech Limited for shares in Nviro Cleantech plc, a newly incorporated company. The consideration for the share swap was the issue of 31,916,199 ordinary shares of £0.001 each. This transaction has been accounted for as a group reconstruction and consequently merger accounting has been adopted. The difference of £15,490,000 between the fair value of the share capital issued of £20,100,000 and the share capital and share premium account of Nviro Cleantech Ltd was £4,617,000 has been taken to the merger reserve.

9. TAXATION

There is no tax charge as there are no profits subject to taxation.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. As the availability of future profits against which to utilise a deferred tax asset is uncertain, no asset has been recognised in the period.

NVIRO
CLEANTECH

Nviro Cleantech plc

("Nviro" or "the Group")

Director Appointment

Nviro Cleantech plc (AIM:NVR), a leader in commercialising 'clean' technologies, is delighted to announce the appointment of US-based Andrew James Cosentino to the Company's Board of Directors. The appointment of Andrew will provide the Group's Board with strength of experience in the US corporate environment, as the Group increases its level of activity in the US, primarily through its clean coal technology subsidiary, Vertus Technologies Limited ("Vertus Technologies").

Andrew is an experienced corporate lawyer who has spent 25 years in practice with major US legal groups. During that time Andrew worked extensively with public and private corporations, as well as with investment banking and other fund clients. Andrew's role also involved advising on mergers and acquisitions, and counselling on the structuring and operation of businesses.

In 2003, Andrew left his position as a partner at the law firm Piper Marbury Rudnick & Wolfe (which firm subsequently became DLA Piper Rudnick Gray Cary through merger). Since 2003, Andrew has been involved in providing his services as a high-level consultant to emerging and entrepreneurial enterprises in areas including high-tech start-ups, internet businesses, biotech and financial businesses. In addition to Nviro Cleantech plc, Andrew is presently a director of two other companies which expect to list their shares in the near future: Inflect Technologies Limited, a company engaged in development of novel technologies; and Torus PLC, an investment banking firm. Andrew has also been a director of three privately held companies within the past five years: TWK Holdings Limited, Hyperion Investments Limited and Hyperion USA LLC, private

investing and consulting firms. Andrew was also previously a director of Enhance Biotech, Inc.

There is no other information regarding Mr. Cosentino to be disclosed pursuant to Schedule 2 paragraph (g) of the AIM Rules for Companies.

Nviro is also pleased to announce the internal promotion of Dr. Kenneth Hughes from Project Director to President of Vertus Technologies. The strength and breadth of Dr. Hughes' academic and industrial research efforts in both chemical and environmental science is ideally suited for developing the Group's lead project in clean coal and biomass pre-treatment for the power generating industry.

As a founder and director of several new companies with early stage green technologies, Dr. Hughes brings to the Group substantial experience involving fund raising, with government bodies in the United States, such as the Environmental Protection Agency, Department of Energy and Department of Defence, and efficient management of intellectual property assets.

Under Dr. Hughes' leadership, Vertus Technologies will continue to focus on business development in the US, China, India, and several other primary markets where coal and biomass are used as a primary fuel and where there is both a rapidly growing demand for energy, and existing or forthcoming legislation to manage emissions of hazardous air pollutants (HAP's) and CO_2 output. Nviro's joint venture in China currently focuses on the efficient use of biomass for sustainable development projects.

CEO Chris Every said: *"We are delighted to be able to add Andrew's experience and judgment to our Board of Directors as a non-executive director. Having known Andrew for some years, I am confident that his knowledge of the US market and his contribution in this exciting growth area will be invaluable to the Group as we commercialise Nviro's technologies.*

We are also extremely pleased to announce Ken Hughes' full-time engagement in the management of Vertus Technologies at this opportune time. Ken has been instrumental

in driving the progress of the business and we look forward to working with Ken in bringing Nviro's lead technology to full maturity in all of our primary markets."

- Ends -

For further information:

Nviro Cleantech plc	Tel: +44 (0) 20 7451 2473
	www.nvirocleantech.com
Chris Every, Chief Executive Officer	cevery@nvirocleantech.com
Grant Thornton Corporate Finance -	Tel: +44 (0) 20 7383 5100
Nominated Adviser	www.grantthornton.co.uk
Fiona Owen	fiona.owen@gtuk.com
Troy MacDonald	troy.macdonald@gtuk.com
Fairfax I.S. PLC	Tel: +44 (0) 20 7598 5369
Broker	www.fairfaxplc.com
Ewan Leggat	eleggat@fairfaxis.com

Media Enquiries:

Abchurch	www.abchurch-group.com
Justin Heath	Tel: +44 (0) 20 7398 7781
	justin.heath@abchurch-group.com
Georgina Bonham	Tel: +44 (0) 20 7398 7715
	georgina.bonham@abchurch-group.com

Notes to Editors:

About Nviro Cleantech plc & Vertus:

Nviro Cleantech plc is a leader in commercialising "clean" technologies, such as renewable energy, waste recycling, emissions control and air quality monitoring that benefit the global environment. The Company operates by acquiring a strong, balanced portfolio of near-to-market technologies that address large demand needs in a breadth of markets, and which are viable and cost effective.

The Company operates through its wholly owned subsidiaries: Nviro Cleantech Limited; Microrelease Limited; Laseair Limited; Stillclear Environmental Limited; Nviro Cleantech Limited (Cayman Islands); Vertus Technologies Limited (Cayman Islands); Vertus Technologies US LLC. (Nevada); and Organotect, Inc. In addition, Nviro Cleantech Inc, a US subsidiary, provides certain management services to the Company.

Together, the Company's subsidiaries are developing a portfolio currently comprising five clean technologies. These include:

- Vertus RTP, the Company's lead technology – designed to substantially cleanse low quality coal and biomass to produce high-grade fuel with properties similar to anthracite while maximising effective and clean use of the off-gasses;
- MicroRelease, its secondary technology – designed to recycle medium density fibre ("MDF") and particle board into a high quality reusable wood fibre;
- Three follow-on technologies, Carbon Co-burner, Organotect 'lab-on-a-chip', and Laseair.

Nviro Cleantech focuses on solutions that can be bought to market quickly, and with maximised financial potential, using proven technologies and management teams. It systematically targets environmental innovations that do not require radical shifts in consumer behaviour nor large capital investments to adopt.

NVIRO CLEANTECH

PRESS RELEASE **12 October 2007**

Nviro Cleantech plc

("Nviro Cleantech" or "the Group")

Agreement with CLP India

Nviro Cleantech plc (AIM:NVR), a leader in commercialising 'clean' technologies, is pleased to announce that its subsidiary, Vertus Technology Limited ("Vertus") has signed a Memorandum of Understanding with CLP Power India Private Limited ("CLP India") to develop its Vertus RTP technology for applications in both biomass and lignite coal treatment.

CLP India is one of the largest foreign investors in India's power sector and is part of the CLP Group, which operates a vertically integrated electricity supply business in Hong Kong and is a leading private sector power company in Asia Pacific, including Mainland China, Australia, Taiwan and Thailand. The CLP Group is listed on the Hong Kong Stock Exchange and in 2006 has a market capitalisation of almost US$20 billion.

Under the agreement the two companies will conduct trials to test and assess the feasibility of developing a pilot production plant in India capable of pre-treating a range of fuels for cleaner power generation. If phase one is successful, Vertus will develop a Vertus RTP plant for use by CLP India. This would be the first established commercial demonstration site for Vertus technology in India, providing CLP India with suitable performance data for possible further development of the Vertus technology in their territory. Work on the agreed test programme will commence immediately, with a series of fuels being analysed at the Vertus laboratory in Hungary.

Chris Every, CEO of Nviro Cleantech and Chairman of Vertus, said; "We are delighted to form a working partnership with such a well established and experienced power generator as CLP India for our first foray into India, and we look forward to establishing a mutually profitable business development pipeline. Following our recently announced JV in China, Nviro now has a presence in two of the world's largest coal-fired power

generating countries where its technologies can not only help reduce emissions from traditional fossil fuels, but also emerging biomass energy projects".

Rajiv Mishra, MD of CLP India, said; "CLP continues to seek to apply viable new clean technologies to meet the demand for power generation.

"We are confident that in Vertus RTP Technology we have identified an exciting opportunity to meet this objective in a market where demand for electricity is growing strongly."

The Company will provide further updates as this initiative progresses and additional information becomes available.

Nviro Cleantech plc will be announcing its Final Results on 23 November 2007.

- Ends -

For further information:

Nviro Cleantech plc	Tel: +44 (0) 20 7451 2473
	www.nvirocleantech.com
Chris Every, Chief Executive Officer	cevery@nvirocleantech.com
Grant Thornton Corporate Finance -	Tel: +44 (0) 20 7383 5100
Nominated Adviser	www.grantthornton.co.uk
Fiona Owen	fiona.owen@gtuk.com
Troy MacDonald	troy.macdonald@gtuk.com
Fairfax I.S. PLC	Tel: +44 (0) 20 7598 5369
Broker	www.fairfaxplc.com
Ewan Leggat	eleggat@fairfaxis.com
CLP Holdings Limited	
Carl Kitchen	Tel: +852 2678 8245

Media Enquiries:

Abchurch www.abchurch-group.com

Justin Heath Tel: +44 (0) 20 7398 7781

justin.heath@abchurch-group.com

Georgina Bonham Tel: +44 (0) 20 7398 7715

georgina.bonham@abchurch-group.com

Notes to Editors:

About Nviro Cleantech plc & Vertus:
Nviro Cleantech plc is a leader in commercialising "clean" technologies, such as renewable energy, waste recycling, emissions control and air quality monitoring, that benefit the global environment. The Company operates by acquiring a strong, balanced portfolio of near-to-market technologies that address large demand needs in a breadth of markets, and which are viable and cost effective.

The Company operates through its wholly owned subsidiaries: Nviro Cleantech Limited; Microrelease Limited; Laseair Limited; Stillclear Environmental Limited; Nviro Cleantech Limited (Cayman Islands); Vertus Technologies Limited (Cayman Islands); Vertus Technologies US LLC. (Nevada); and Organotect, Inc. In addition, Nviro Cleantech Inc, a US subsidiary, provides certain management services to the Company.

Together, the Company's subsidiaries are developing a portfolio currently comprising five clean technologies. These include:

- Vertus RTP, the Company's lead technology – the reductive thermal process (RTP) is designed to substantially cleanse low quality coal and biomass to produce high-grade fuel with properties similar to anthracite while maximising effective and clean use of the off-gasses;
- MicroRelease, its secondary technology – designed to recycle medium density fibre ("MDF") and particle board into a high quality reusable wood fibre;
- Three follow-on technologies, Carbon Co-burner, Organotect 'lab-on-a-chip', and Laseair.

Nviro Cleantech focuses on solutions that can be bought to market quickly, and with maximised financial potential, using proven technologies and management teams. It systematically targets environmental innovations that do not require radical shifts in consumer behaviour nor large capital investments to adopt.

About CLP India:
CLP India is one of the largest foreign investors in the Indian power sector and is responsible for developing CLP's presence in that market. It is responsible for the GPEC gas-fired power plant in Gujarat. CLP acquired a majority stake in GPEC in 2002 and fully acquired GPEC in mid-2003. The GPEC power plant is one of the largest independent power projects (IPPs) to have been set up in India. CLP India is also developing a 100.8MW wind farm project in Gujarat and, through its Roaring 40s joint venture, a further wind farm is being developed at Khandke in Maharashtra.

CLP is listed on the Hong Kong Stock Exchange and is one of the largest investor-owned power businesses in Asia. Through CLP Power Hong Kong, it operates a vertically integrated electricity supply business in Hong Kong, and provides a highly reliable supply of electricity and excellent customer services to over 5.5 million people in its supply area.

The CLP Group is the largest external investor in the Chinese mainland electricity industry, and a leading international private sector power company in the Asia-Pacific region with an integrated energy business in Australia and interests in OneEnergy, a 50-50 joint venture with Mitsubishi Corporation, which owns generating assets in Southeast Asia.

In line with the CLP Group's commitment to develop 5% of generating capacity from renewable energy sources by 2010, CLP is investing in renewable energy projects outside Hong Kong, focusing on wind, small hydro and biomass, with an emphasis on India, China and Australia.

END